Form 20-F/A
period 2002-08-31
DESERT SUN MINING CORP
filed 2004-01-23
CIK 1056086

      OMB APPROVAL

OMB Number: 3235-0288

Expires: March 31, 2006

Estimated average burden

Hours per response.535.00

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

ANNUAL REPORT FISCAL 2002 ENDED 8/31/2002

AMENDMENT NO.1

   [ ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2002

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

Index to Exhibits on Page 53

DESERT SUN MINING CORP.

ANNUAL REPORT FISCAL 2002 ENDED 8/31/2002

TABLE OF CONTENTS

Mining Glossary                                                              3

Introduction                                                                 6

PART I

Item 1.  Identity of Directors, Senior Management and Advisors               7

Item 2.  Offer Statistics and Expected Timetable                             7

Item 3.  Key Information                                                     7

Item 4.  Information on the Company                                         14

Item 5.  Operating and Financial Review and Prospects                       25

Item 6.  Directors, Senior Management and Employees                         28

Item 7.  Major Shareholders and Related Party Transactions                  36

Item 8.  Financial Information                                              38

Item 9.  The Offer and Listing                                              38

Item 10. Additional Information                                             41

Item 11. Quantitative and Qualitative Disclosures About Market Risk         50

Item 12. Description of Securities Other Than Equity Securities             51

PART II

Item 13. Default, Dividend Arrearages and Delinquencies                     50

Item 14. Material Modifications to the Rights of

         Security Holders and Use of Proceeds                               50

Item 15. Controls and Procedures                                            51

Item 16. Reserved                                                           51

Item 16A.  Audit Committee Financial Expert                                 51

Item 16B.  Code of Ethics                                                   51

Item 16C.  Principal Accountant Fees and Services                           51

Item 16D.  Exemptions from the Listing Standards for Audit Committees       51

PART III

Item 17. Financial Statements                                               52

Item 18. Financial Statements                                               52

Item 19. Exhibits                                                           53

Mining Glossary

Au: Gold

Breccia”

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

<r>

Garimpos:

The term used in Brazil to describe artesanal mine workings done by garimpeiros(free miners)

</r>

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

<r>

Induced polarization:

This is a type of geophysical survey.  Electric current injected into the ground causes some materials especially sulphides to become polarized. This phenomenon is called induced polarization and the physical property that is measured is called chargeability.

</r>

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

ounces/oz: Troy ounces.

oz/ton: Troy ounces per short ton.

<r>

Paleoplacer:

Refers to a gold deposit in ancient sediments that is thought to have formed by erosional processes similar to those which formed modern placer gold deposits.

</r>

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

<r>

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

                                             Average     High     Low    Close

------------------------------------------------------------------------------

December 2003                                            1.34     1.29    1.29

November 2003                                            1.34     1.30    1.30

October 2003                                             1.35     1.30    1.35

September 2003                                           1.39     1.35    1.35

August 2003                                              1.41     1.38    1.39

July 2003                                                1.41     1.34    1.41

June 2003                                                1.38     1.33    1.36

------------------------------------------------------------------------------

Fiscal Year Ended 8/31/2003                     1.45     1.60     1.33    1.39

Fiscal Year Ended 8/31/2002                     1.57     1.61     1.51    1.56

Fiscal Year Ended 8/31/2001                     1.53     1.58     1.47    1.55

Fiscal Year Ended 8/31/2000                     1.47     1.51     1.44    1.47

Fiscal Year Ended 8/31/1999                     1.51     1.56     1.45    1.50

Fiscal Year Ended 8/31/1998                     1.45     1.57     1.37    1.57

______________________________________________________________________________

______________________________________________________________________________

</r>

3.B.  Capitalization and Indebtedness

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D.  Risk Factors

<r>

Company is Incorporated in Canada, Which has Different Laws

The articles/by-laws and the laws of Canada are different from those typical in the United States.  The typical rights of investors in Canadian companies differ modestly from those in the United States; refer to the relevant sections which are discussed in Section 9.A.5 and Section 10.B of this Annual Report.  Such differences may cause investors legal difficulties.

</r>

Dependence Upon Key Management Employees

While engaged in the business of exploiting mineral properties, the nature of the Company’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  The Company’s growth will depend on the efforts of its Senior Management, including its President, Stan Bharti, its V.P. of Exploration, William Pearson, its V.P. of Business Development, Mark Brennan, its V.P. of Operation, Kurt Menchen, and its CFO, Stephen Woodhead.  Loss of these individuals could have a material adverse effect on the Company.  The Company has no key-man life insurance; however, there are written consulting agreements with the following: Gerald McCarvill, Stan Bharti, William Pearson, Kurt Menchen and Stephen Woodhead.

<r>

Management and Directors Are Associated with Other Resource Companies

Certain of the Directors and Senior Management of the Company (specifically, Stan Bharti, Peter Bojtos, Kam Gill, Gerald P. McCarvill, William Pearson, Kenneth Taylor and Stephen Woodhead) are also Directors and/or Senior Management and/or significant shareholders of other companies, including those also involved in natural resources; refer to ITEM 6.A. for resumes.  As the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time.  Law requires the directors of the Company to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.  If not properly resolved, the Company could be placed at a disadvantage when considering which properties to acquire/explore and if/how to explore existing properties.

</r>

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

<r>

Dilution Through Employee/Director/Consultant Options

Because the success of the Company is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted causing possible loss of investment value.

</r>

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

<r>

Need for Additional Financing to Finish Property Exploration/Development

The Company is engaged in the business of exploiting mineral properties.  Because the Company needs external funds to finance such exploitation, the Company’s common shares can be expected to be subject to volatility resulting from purely stockmarket forces over which the Company will have no control.  The Company believes it has sufficient funds to undertake its planned operations and exploration projects during Fiscal 2004.  If these exploration programs are successful, additional financing will be required to continue exploration and/or to develop the mineral properties identified and to place them into commercial production, currently estimated at $30 million.  The exploitation of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means.  Failure to obtain such financing may result in delay or indefinite postponement of work on the Company’s mineral properties, as well as the possible loss of such properties.  Such delays, aforementioned stock volatility, and possible inability to proceed with planned operations could cause loss of investment value.

</r>

<r>

History of Losses

The Company has a history of losses: ($125,421), ($38,569), and ($68,822) in Fiscal Year 2002/2001/2000.  Despite recent capital infusions, the Company will require significant additional funding to meet its business objectives.  Capital will need to be available to help maintain and to expand work on the Company’s principal exploration property.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects.  The Company has historically obtained the preponderance of its financing through the issuance of equity.  There is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing and/or loans.  Such losses and the resulting need for external financings could result in losses of investment value.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Penny Stocks And Are Subject To The Penny Stock Rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  Our shares are quoted on the Toronto Stock Exchange, and the price of our common shares ranged from CDN$0.77 (low) to CDN$2.15 (high) during the period from 1/1/2003 to 12/31/2003.  The closing price of our shares on 10/22/2003 was CDN$1.72.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

</r>

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

<r>

Introduction

Desert Sun Mining Corp. and its subsidiaries hereinafter also are referred to as the "Company".  The Company was incorporated in May 1980.  In May 2002, the Company entered into an agreement with William Multi-Tech Inc. and on January 2003, William changed its name to Valencia Ventures Inc. (“Valencia”).  The agreement is to earn a 51% interest in Valencia’s wholly owned subsidiary, Jacobina Mineracao e Comercio.  To earn the 51% interest, the Company is required to spend US$2,000,000 exploring the Jacobina property prior to 12/31/2004. In September 2002, the Company entered into an agreement to acquire the remaining 49% interest in the Jacobina Property for CDN$5 million in cash or stock, 90 days after earning its initial 51% interest.  The Company has now fulfilled all of its obligations to Valencia and has acquired a 100% interest in Jacobina Mineracao e Comercio - refer to ITEM #4.B. for additional information.

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

Incorporation and Name Changes

On 5/21/1980, the Company was originally incorporated under the name Fredonia Oil & Gas Ltd. under the laws of British Columbia by registration of its Memorandum and Articles with the British Columbia Registrar of Companies.  On 8/20/1984, the Company changed its name to Consolidated Fredonia Oil & Gas Ltd.  On 2/20/1986, the Company changed its name to Sun River Gold Corp. and adopted new Articles by filing a special resolution with the Registrar of Companies for British Columbia.  On 3/11/1991, the Company changed its name to Yellow Point Mining Corp.  On 8/26/1994, the Company changed its name to Desert Sun Mining Corp.  Desert Sun Mining Corp. was continued on 3/20/2003 under the Canada Business Corporations Act and is now organized under the laws of Canada.  The name changes were effected in an attempt to better identify the Company’s current operations.

On 3/20/2003, the Company filed Articles of Continuance pursuant to section 187 of the Canada Business Corporation’s Act (“CBCA”) to continue the company from British Columbia under the provisions of the CBCA.  Also on 3/20/2003, Desert Sun amended its Articles to increase its authorized share capital to an unlimited number of common shares without par value. </r>

The following sets forth the names of the subsidiaries of the Company, their respective jurisdictions of incorporation and the Company’s current voting and equity interest therein:

  DESERT SUN MINING CORP.; Canada

  a.  Wholly-Owned Subsidiary; inactive

      Desert Sun de Mexico S.R. L. de C.V; Mexico

  b.  Wholly-Owned Subsidiary

      DSM Participacoes Ltd.; Brazil

<r>

Financings

The Company has financed it operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.  The funds raised were used for the capital expenditures described below and for working capital purposed.

</r>

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

<r>

Description and Growth of Jacobina Property

In January 2002, the Company entered into a letter of intent with Valencia Ventures Inc. (formerly William Multi-Tech Inc. and previous to that William Resources Inc.) (“Valencia”) whereby Valencia agreed to option its Jacobina paleoplacer gold property in Brazil to the Company.  In May 2002, the Company entered into a revised agreement with Valencia, whereby Valencia granted to the Company the option to earn a 51% interest in Valencia’s wholly owned subsidiary, Jacobina Mineracao e Comercio S.A., which owns the mineral rights, mines and a 4,000 tonne per day plant.  In September 2002, the Company entered into an agreement to acquire the remaining 49% interest in the Jacobina Property for CDN$5 million in cash or stock, 90 days after earning its initial 51% interest.

The Company’s Jacobina gold property has a known body of commercial grade ore, which until 1998 included a producing mine.  In 1998 the mine was shut down due to high production costs and low gold prices.  The Company’s exploration efforts are an attempt to justify re-opening the mine and initiating production; hopefully by early 2005.

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

c.  targets with potential for open pittable resources (greater than 1.5 grams of gold per tonne);

d.  targets where wide spaced drilling has the potential to outline substantial extensions to known mineralization or indicate major new zones of mineralization; and

e.  areas where, if sufficient resources can be outlined, future mining either by open pit or underground could be carried out with little difficulty.

Because of the abundance of targets which met the criteria listed above and the limited drill budget available, the holes drilled in Phase I were selected by William Pearson based on their potential to be “impact holes”.  An impact hole is a target where a positive drill result would indicate significant potential to outline substantive additional mineral resources.

</r>

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

<r>

The Company is awaiting final results of the rest of the Phase II program, which is ongoing and expected to be completed by early 2005.

</r>

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

Implementation  Major milestones for the re-development plan for the Jacobina mine are summarized below: <r>

a.  Approval to proceed with engineering:        September 2003

b.  Commence Joao Belo mine dewatering:            January 2004

c.  Commence pre-production mine development:        March 2004

d.  Commence process procurement activity:        December 2004

e.  Commence pre-start milling:                  September 2004

f.  Commence commissioning for full production:   November 2004

g.  Milling at full production:                    January 2005

</r>

Historical Evolution of the Company:  Fiscal 1999-Fiscal 2003<r>

The Company actively examined exploration opportunities during Fiscal 1999, whereafter the Company negotiated a letter of intent dated 5/30/2000 whereby it was granted the sole and exclusive right and option to earn up to an 80% interest in the Tubutama Borate Project in the Alter Mining Agency, Sonora, Mexico (which agreement was subsequently terminated). Under the terms of the agreement, to acquire a 60% interest the Company was required to make total cash payments of US$50,000 (US$5,000 paid), pay costs relating to the project since 6/30/1999 up to a maximum of US$5,000 (US$4,187 paid), issue 120,000 shares (44,000 issued) and incur $250,000 in exploration expenditures.  The Company could earn a further 20% interest by preparing a positive feasibility report on the project.  Upon the interest of the Company being determined under the earn-in, the parties would form a joint venture for the further development and operation of the project. </r>

During Fiscal 2000, the Company continued its efforts relating to the acquisition and finalization of agreements pertaining to the Tubutama Borate Project.  The Company also completed the formation of a wholly owned subsidiary, Desert Sun de Mexico SRL.  The Company terminated its involvement in the Tubutama Borate Project in Fiscal 2002 following receipt of notice that it was in default under the agreement governing such project and incurred a one-time, non-cash, write-off of costs totaling $23,249.

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

United States vs. Foreign Sales/Assets

The Company generated no sales revenue during the last three years

<r>

At 8/31/2002 and 8/31/2001:

 $  35,836 ( 2%) and $   nil       of the assets were located in Brazil;

 $     nil       and $23,249 (73%) of the assets were located in Mexico; and

$1,776,452 (98%) and $ 8,698 (27%)               were located in Canada.

</r>

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

<r>

4.C. Organization Structure

The Company has two wholly owned subsidiaries: Desert Sun de Mexico S.R.L. de C.V. incorporated in Mexico (inactive); and DSM Participacoes Ltd., incorporated in Brazil.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in shared, rented premises of approximately 2,031 sq. ft. at 65 Queen Street West, Suite 810, Toronto, Ontario, Canada  M5H 2M5.  The Company began occupying these facilities in 7/1/2002.  Monthly rent is $6,979; the current term expiring on 6/30/2005.

</r>

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

<r>

For the above private placements the Company relied on an exemption from Securities Act registration under Regulation S and Section 4.2.

</r>

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

<r>

Table No. 6

Directors and Senior Management

December 15, 2003

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

                                                                   Election or

Name                          Position                   Age       Appointment

------------------------------------------------------------------------------

Stan Bharti (2)               President/Director          51     February 2002

Peter Bojtos (1)              Director                    54         June 2002

Kam Gill (3)                  Corporate Secretary         34         July 2002

Kurt Menchen (4)              VP of Operations            53     February 2003

Gerald P. McCarvill (1) (5)   Chairman/Director           57         July 2002

Nancy McInerney-Lancombe (1)  Director                    50         July 2003

Dr. William Pearson (6)       VP of Exploration/Director  51         June 2002

Kenneth Taylor (1)            Director                    69    September 2002

Stephen Woodhead (7)          Chief Financial Officer     37          May 2003

------------------------------------------------------------------------------

(1)  Member of Audit Committee.

(2)  He spends about  70% of his time on the affairs of the Company.

(3)  She spends about  50% of his time on the affairs of the Company.

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

______________________________________________________________________________

______________________________________________________________________________

Stan Bharti, President and Director of the Company, M. Sc., DIC, P. Eng., C. Eng., brings 25 years experience in the mining, financial and public markets. Mr. Bharti obtained his first degree in Mining Engineering from Moscow, USSR in 1974 and a Master's from the University of London (Royal School of Mines) in 1976. He was also awarded the Diploma for Imperial College (DIC) in 1976.  From 1994 to August 2002, he was Senior Management and a Director of Valencia Ventures Inc.; since August 2002, he has remained a Director of this Toronto Stock Exchange listed public company involved with gold production.  Since October 2002, he has been a Director of Castillian Resources, a natural resource exploration company.  Since January 2003, he has been a Director of Admiral Bay Resource Inc., a natural resource exploration company.

</r>

<r>

Peter Bojtos, Director of the Company, graduated from the University of Leicester, England following which he worked at mines in West Africa, the United States and Canada.  Peter Bojtos is a Professional Engineer with over 28 years of worldwide experience in the mining industry.  Mr. Bojtos is involved with the following public companies:

 Director = Vaaldiam Resources Ltd. from April 1994 to present;

 VP/Director = Fischer-Watt Gold Inc. from April 1996 to present;

 Director = Link Mineral Ventures Ltd. from May 1996 to present;

 Director = Sahelian Goldfields Inc. from September 1996 to present;

 Director = Birim Goldfields Inc. from January 2000 to present;

 Director = Queenstake Resources Ltd. from June 2000 to present;

 Director = LMX Resources Ltd from February 2002 to present;

 Director = Kalimantan Gold Corporation Limited from June 2002 to present;

 Director = Tournigan Gold Corp. from September 2002 to present; and

 Director = GMD Resource Corp. from January 2003 to present.

 Director = US Gold from January 200 to present.

Kam Gill, Corporate Secretary of the Company, has over 14 years experience in the financial and mining industries. Since 2000, she has been responsible for investor relations with William Resources Inc., a company involved with international mining.  From 1990 to 2000, she was a financial advisor with Canada Trust, a company involved with banking.

</r>

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

<r>

Gerald P. McCarvill, Chairman and Director of the Company, has over twenty years experience in finance and management.  From 1992 to 1997, he was Director/President/C.E.O. of Repadre Capital Corporation, a TSX Venture Exchange traded mining royalty company.  From 1996 to 2002, he was Chief Executive Officer/President/C.E.O. of McCarvill Corporation, a diversified financial services company.  From 1997 to 2002, he was a director of RTO Enterprises Inc, a TSX Venture Exchange traded public company involved in home entertainment products/appliances/household furniture in Canada.

Nancy McInerney-Lacombe, Director of the Company, has more than 30 years of domestic and international experience in the financial sector.  Her career has spanned three key areas of the sector including: banking, banking regulation and financial sector restructuring in the developing world.   From 1996 to 2000, she was with Royal Bank of Canada, her last position being Senior Vice President, Product Management; from 1989 to 1994 she was with the Office of the Superintendent of Financial Institutions and held the position of Director from 1992 to 1994.  From 1994 to 1996, she was Financial Sector Specialist for the World Bank.  From 2002 to 2003, she was a consultant to the Central Bank of Trinidad & Tobago.  In addition, her educational background includes an MBA from The University of Western Ontario, Richard Ivy School of Business (1980).

Dr. William Pearson, Vice-President of Exploration and Director of the Company, is an Economic Geologist with over 29 years experience in the mining industry.  He received a B.Sc. in Geology Honors in 1974 from UBC and M.Sc. and Ph.D. Degrees in 1977 and 1980 respectively, from Queen’s University.  From 1990 to 1996, he was the founder and President of Pearson, Hofman & Associates Ltd.  From 1996 to 1999, he was Vice-President, Exploration for William Resources Ltd.  From 2000 to 2002, he was President and Interim Executive Director of the Association of Professional Geoscientists of Ontario.

Kenneth D. Taylor, Director of the Company, spent 25 years as a Canadian Diplomat, including Ambassador to Iran 1977 to 1980 and Consul General (New York 1981 to 1984.  From 1984 to 1986, he was Senior Vice President of Nabisco Brands/RJY Nabisco.  From 1986 to 1989, he was Senior Vice President of RJR Nabisco.  Since 1990, he has been Chairman of Taylor Ryan Incorporated, an international consulting firm based in New York.  Mr. Taylor will conclude a six year term as Chancellor of Victoria University in the Univeristy of Toronto this spring.

</r>

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

<r>

Stan Bharti was a director of Galaxy Online, Inc. from December 1999 to August 2001, a Toronto Venture Exchange listed public company.  In his capacity as director, he was served with three separate lawsuits in Indiana: #1 = served on 4/9/2003 in the Adams Superior Court by three claimants in Indiana seeking damages of $340,000 collectively; #2 = served on 3/26/2003 in the Hamilton Circuit Court by Charles D. Reed seeking damages of $1,200,000; and #3 = served on 3/31/2003 in the Hendricks Circuit Court by Paul A. Reinken seeking damages of $1,200,000).  The lawsuits claim that Galaxy Online, Inc. violated Indiana securities laws when Galaxy purchased companies from the plaintiffs and paid them with common shares.  Mr. Bharti believes that he has done nothing wrong to justify these lawsuits.  Currently the lawsuits are progressing through the Canadian legal system and are being defended vigorously.

</r>

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

______________________________________________________________________________

______________________________________________________________________________

Stock Options.  The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the Ontario Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written stock option plan (the ”Plan”) on 2/12/2003.

The purpose of the Plan is to attract, retain and motivate management, staff and consultants by providing them with the opportunity, through share options, to acquire a propriety interest in the Company and benefit from its growth.

The options are non-assignable and may be granted for a term not exceeding five years.  Other material aspects of the Plan are described below:

a.  a total of 4,000,000 shares may be reserved for issue under the Plan;

b.  options granted under the Plan will terminate 90 days following the termination of an optionee's employment or the optionee ceasing to be a director or consultant and 30 days if the optionee is an investor relations employee, unless the directors of the Company otherwise determine;

c.  options granted under the Plan will terminate one year following the death of an optionee;

d.  the total number of shares which may be reserved for issuance to any one individual under the Plan shall not exceed 5% of the total number of issued and outstanding common shares and the total number of shares which may be reserved for issuance to related persons (being directors and officers of the Corporation, and their associates) under the Plan shall not exceed 10% of the total number of issued and outstanding common shares; and

e.  options will be granted at prices determined by the board of directors on the basis of the market price, where "market price" shall mean the prior trading day closing price of the shares of the Company on any stock exchange on which the shares are listed or last trading price on the prior trading day on any dealing network where the shares trade, and where there is no such closing price or trade on the prior trading day “market price” shall mean the average of the most recent bid and ask of the shares of the Company on any stock exchange on which which the shares of the Company.

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

<r>

Indirect Payments to Former Officers/Directors

At 8/31/2001, the Company owed Thomas Tough, its President until February 2002, and a private company that he controls $50,457 (2000 - $21,288) for management fees, expense reimbursements and loans made to the Company; the debt was subsequently repaid.  The former President was paid or credited with $18,000 in management fees in Fiscal 2001 and $15,000 in Fiscal 2000.

</r>

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

Table No. 9 lists the volume of trading and high, low and closing sales prices on the Toronto Stock Exchange (TSX Venture Exchange prior to 7/23/2003 and the Canadian Venture Exchange prior to 8/2/2002 and the Vancouver Stock Exchange prior to November 1999) for actual trades of common shares of the Company for the last six months, last nine fiscal quarters, and last six fiscal years.

<r>

Table No. 9

Toronto Stock Exchange

Common Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

                                                                     - Sales -

Period                                                        Canadian Dollars

Ended                                  Volume           High     Low   Closing

------------------------------------------------------------------------------

Monthly

12/31/2003                          5,062,044          $2.00   $1.48     $1.72

11/30/2003                         10,109,957          $2.19   $1.67     $2.00

10/31/2003                          7,386,980          $1.75   $1.40     $1.74

 9/30/2003                          5,406,200          $1.79   $1.46     $1.56

 8/31/2003                          2,830,200          $1.64   $1.25     $1.64

 7/31/2003                          5,042,500          $1.37   $0.98     $1.34

------------------------------------------------------------------------------

Quarterly

11/30/2003                         22,903,137          $2.19   $1.40     $2.00

 8/31/2003                          9,705,584          $1.64   $0.83     $1.64

 5/31/2003                          4,327,847          $0.97   $0.77     $0.82

 2/28/2003                         14,185,566          $1.14   $0.48     $0.91

11/30/2002                          5,182,620          $0.61   $0.37     $0.54

 8/31/2002                          2,532,858          $0.54   $0.26     $0.37

 5/31/2002                          1,004,504          $0.60   $0.21     $0.52

 2/28/2001                            601,520          $0.46   $0.13     $0.38

11/30/2001                             48,000          $0.18   $0.11     $0.15

------------------------------------------------------------------------------

Yearly

 8/31/2003                         33,401,617          $1.64   $0.37     $1.64

 8/31/2002                          4,186,882          $0.60   $0.11     $0.37

 8/31/2001                            106,564          $0.25   $0.11     $0.12

 8/31/2000                            590,361          $0.29   $0.08     $0.15

 8/31/1999                          1,059,516          $0.45   $0.10     $0.25

 8/31/1998                          1,372,582          $0.90   $0.17     $0.17

______________________________________________________________________________

______________________________________________________________________________

</r>

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

--- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to Table No. 8 and Table No. 10. ---

10.A.6.  History of Share Capital

The Company has financed its operations through funds raised in public/private placements of common shares and Special Warrants; and shares issued upon conversion of Special Warrants.

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

10.E.  Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

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

<r>

United States Taxation

The following is a brief summary of the principal United States income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the "Act" and on the "Treaty", is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada.  For federal income tax purposes, an individual who is a citizen or resident of  the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares.  The gain or loss will be a capital gain or capital loss if the Company's common shares are a capital asset in U.S. Taxpayer's hands.

</r>

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

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

<r>

ITEM 15.  CONTROLS AND PROCEDURES

The Board of Directors has overall responsibility for reviewing the Company's disclosure to ensure the Company provides full and plain disclosure to shareholders and other stakeholders.  The Board discharges its responsibilities through its committees, specifically, with respect to financial disclosure to the Audit Committee, which is responsible for reviewing the Company's financial reporting procedures and internal controls to ensure full and accurate disclosure of the Company's financial position.

Under the supervision and with the participation of the Company's management, including its Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act as of a date (the "Evaluation Date") within 90 days prior to the filing date of this report.  Based upon that evaluation, the Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

There were no significant changes made in the Company's internal controls during the period covered by this annual report on Form 20-F or, to the Company's knowledge, in other factors that could significantly affect these controls subsequent to the date of their execution.

The Company's management, including the Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

</r>

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

ITEM 19.  EXHIBITS

                                                                          Page

1. Articles of Incorporation/Bylaws as currently in effect:                *

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

       --- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:             No Disclosure Necessary

4.  Material Contracts:

    a.  Stan Bharti Management Contract, dated 7/11/2002                   *

    b.  Mark Brennan Management Contract, dated 7/11/2002                  *

    c.  Gerald McCarvill Management Contract, dated 7/11/2002              *

    d.  Kurt Menchen Management Contract, dated 2/13/2003                  *

    e.  William Pearson Management Contract, dated 7/11/2003               *

    f.  Stephen Woodhead Management Contract, dated 4/28/2003              *

5.  Foreign Patents:                     No Disclosure Necessary

6.  Earnings Per Share Calculation:      No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary

8.  List of Subsidiaries:                                                  *

9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16:        No Disclosure Necessary

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a).......68

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code      70

14.  Additional Exhibits:

     a.  Annual Information Form for Fiscal 2002, dated 1/3/2003           *

     b.  Notice/Information Circular/Proxy for AGM held 2/12/2003          *

     c.  2002 Stock Option Plan                                            *

*Incorporated by reference to Form 20-F filed with the SEC on October 24, 2003

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

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

November 19, 2002

DESERT SUN MINING CORP.

Consolidated Balance Sheets

(Stated in Canadian dollars)

	August 31,
	2002 $	2001 $	2000 $
A S S E T S
Current Assets
Cash and cash equivalents	1,735,139	-	9,164
Accounts receivable	6,652	2,172	2,809
Prepaid expense	34,661	130	-
	1,776,452	2,302	11,973

Capital assets	-	6,396	7,995
Mineral rights on unproven properties (note 3)	35,836	23,249	10,685
	1,812,288	31,947	30,653

L I A B I L I T I E S
Current Liabilities
Bank indebtedness	-	7	-
Accounts payable and accrued liabilities	15,970	115,289	89,058
Due to related parties (note 4)	-	62,102	56,837
	15,970	177,398	145,895

S H A R E H O L D E R S’ E Q U I T Y (D E F I C I E N C Y)

Share capital (note 5)	7,132,582	6,937,867	6,693,257
Special warrants	1,872,475	-	236,250
Deficit	(7,208,739)	(7,083,318)	(7,044,749)
Nature of operations (note 1)	1,796,318	(145,451)	(115,242)
	1,812,288	31,947	30,653

Approved on behalf of the Board of Directors:

Director	Director

See notes to the consolidated financial statements

DESERT SUN MINING CORP.

Consolidated Statements of Operations and Deficit

(Stated in Canadian Dollars)

	Years Ended August 31,
	2002 $	2001 $	2000 $
Revenues	-	-	-
Expenses
Amortization	959	1,599	1,999
Administrative services and consulting	26,735	-	-
Bank charges and interest	3,247	913	1,004
Foreign exchange	(1,095)	(23)	99
Investor relations and shareholders information	2,117	-	18
Management fees	33,000	18,000	15,000
Office and miscellaneous	22,122	10,019	16,001
Professional fees	28,307	17,312	45,211
Transfer agent and listing fees	15,440	18,288	5,895
Travel and promotion	68,516	586	-
Interest income	(2,414)	(107)	(3,465)
Mineral rights on unproven properties written-off	23,249	-	-
Capital assets written-off	5,437	-	-
Forgiveness of debts (notes 4 and 7)	(100,199)	(28,018)	(12,940)
Loss for the year	(125,421)	(38,569)	(68,822)
Deficit - beginning of year	(7,083,318)	(7,044,749)	(6,975,927)
Deficit - end of year	(7,208,739)	(7,083,318)	(7,044,749)

Loss per share (note 2)	$ (0.01)	$ (0.00)	$ (0.01)
Weighted average number of shares outstanding	15,780,313	13,801,166	13,002,646

See notes to the consolidated financial statements

DESERT SUN MINING CORP.

Consolidated Statements of Cash Flows

(Stated in Canadian Dollars)

	Years Ended August 31,
	2002	2001	2000
Cash Provided By (Used In):	$	$	$
Operating Activities
Loss for the year	(125,421)	(38,569)	(68,822)
Items not affecting cash:
Forgiveness of debt (note 7)	(100,199)	(28,018)	(12,940)
Amortization	959	1,599	1,999
Mineral rights on unproven properties written-off	23,249	-	-
Capital assets written-off	5,437	-	-
	(195,975)	(64,988)	(79,763)
Net changes in non-cash working capital items	(100,233)	60,021	(141,618)
	(296,208)	(4,967)	(221,381)

Investing Activities
Deferred costs	(35,836)	(4,204)	(10,685)

Financing Activities
Issuance of special warrants, net of issue costs	1,872,475	-	236,250
Issue of share capital	194,715	-	-
	2,067,190	-	236,250

Net cash provided (used) during the year	1,735,146	(9,171)	4,184
Cash (bank indebtedness) - beginning of year	(7)	9,164	4,980
Cash (bank indebtedness) - end of year	1,735,139	(7)	9,164

Supplemental Schedule of Non-Cash Investing and Financing Activities:
Shares issued for unproven mineral rights	-	8,360	-
Shares issued for special warrants	-	236,250	-

See notes to the consolidated financial statements

DESERT SUN MINING CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

August 31, 2002, 2001 and 2000

1.  NATURE OF OPERATIONS

The Company is incorporated in British Columbia and is involved in the acquisition and exploration of mineral rights that are considered potential sites of economic mineralization. At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its mineral rights and the ability of the Company to realize the costs it has incurred to date on these mineral rights is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs, and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of these mineral rights. These activities are conducted primarily in Mexico and Argentina.

In order to meet future expenditures and cover administrative costs, the Company will need to raise additional financing. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.

These financial statements have been prepared assuming the Company will be able to continue to realize its assets and discharge its liabilities in the normal course of business. In the event the Company is not able to obtain adequate funding, there is uncertainty as to whether the Company will be able to maintain or complete the acquisition of its mineral rights. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company is unable to achieve profitable mining operations or obtain adequate financing.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  As described in note 8, these principles differ in certain respects from principles and practices generally accepted in the United States.

Mineral rights on unproven properties

Mineral right acquisition costs and related direct exploration costs are deferred until the mineral rights are placed into production, sold or abandoned.  These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the mineral rights following the commencement of production, or written-off if the mineral rights are sold, allowed to lapse or abandoned.

Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral rights.  Mineral rights acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.  The recorded amounts of mineral right acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral rights on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the mineral rights or from the sale of the mineral right.  Management’s assessment of the mineral right’s estimated current fair market value may also be based upon a review of other mineral right transactions that have occurred in the same geographic area as that of the mineral rights under review.

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

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  To date, the Company has incurred no environmental expenditures relating to the exploration of mineral rights.

3. MINERAL RIGHTS ON UNPROVEN PROPERTIES

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

DESERT SUN MINING CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

August 31, 2002, 2001 and 2000

3. MINERAL RIGHTS ON UNPROVEN PROPERTIES (continued)

JACOBINA MINE

Bahia State

Brazil

The Company entered into an option agreement dated May 17, 2002, to acquire a 51% interest in the Jacobina Mine and related mineral concessions by agreeing to spend U.S. $2,000,000 on the concessions prior to December 31, 2004.  The Company may withdraw from the option agreement at any time without penalty and may retain a proportionate interest in the concessions if the Company has spent in excess of $500,000 on them.

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

	Year ended August 31,
	2002 $	2001 $	2000 $
Balance owing amount to related parties	-	62,102	56,837
Paid to related parties
Management fees (former director)	-	18,000	-
Expense reimbursements	11,399	-	-
Expense reimbursements (former director)	11,627	-	-
Management fees current and directors bonuses	81,068	-	-

DESERT SUN MINING CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

August 31, 2002, 2001 and 2000

5.  SHARE CAPITAL

a)

Authorized - unlimited number of common shares without par value.

Issued

	Number of Shares 6,693,257	Amount $
Issued at August 31, 1999	13,013,474	6,693,257
Shares held in escrow cancelled	(21,656)	-
Issued at August 31, 2000	12,991,818	6,693,257
Mineral right acquisition	44,000	8,360
Special warrants	2,500,000	(1) 236,250
Issued at August 31, 2001	15,535,818	6,937,867
Private placements	500,000	100,000
Exercise of stock options	789,290	94,715
Issued at August 31, 2002	16,825,108	7,132,582

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

DESERT SUN MINING CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

August 31, 2002, 2001 and 2000

5.  SHARE CAPITAL (continued)

c)

Stock Options (continued)

Exercise Price	Number Outstanding	Remaining Contractual Life (Years)
$
0.12	114,290	3.79
0.28	650,000	4.75
0.38	1,045,000	4.92
	1,809,290

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

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

August 31, 2002, 2001 and 2000

8.  DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures may be deferred on prospective mineral rights until such time as it is determined that further exploration is not warranted, at which time the mineral right costs are written-off.  Under U.S. GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production. The following items (a) to (e) provide a summary of the impact of U.S. accounting standards for mineral right costs on these financial statements.

	August 31,
	2002	2001	2000
1) Assets	$	$	$
Mineral rights - Canadian GAAP	35,836	23,249	10,865
Less: exploration costs expensed under U.S. GAAP	(35,836)	(23,249)	(10,865)
Mineral rights - U.S. GAAP	-	-	-

2) Operations
Net loss - Canadian GAAP	(125,421)	(38,569)	(68,822)
Exploration costs expensed under U.S. GAAP	(35,836)	(12,564)	(10,685)
Exploration costs written-off under Canadian GAAP	23,249	- -	- -
Net loss under U.S. GAAP	(138,008)	(51,133)	(79,507)

3) Deficit
Closing deficit under Canadian GAAP	(7,208,739)	(7,083,318)	(7,044,749)
Adjustment to deficit for exploration expenditures deferred under Canadian GAAP	(12,587)	(12,564)	(10,685)
Closing deficit under U.S. GAAP	(7,221,326)	(7,095,882)	(7,055,434)

4) Cash Flows - Operating Activities
Cash from (applied to) operations under Canadian GAAP	(296,208)	(4,967)	(221,381)
Add: net loss following Canadian GAAP	125,421	38,569	68,822
Less: net loss following U.S. GAAP	(138,008)	(51,133)	(79,507)
Add: non-cash mineral right expenditures expensed under U.S. GAAP	-	8,360	-
Net cash used in operating activities under U.S. GAAP	(308,795)	(9,171)	(232,066)

5) Cash Flows - Investing Activities
Cash applied to investing activities under Canadian GAAP	(35,836)	(4,204)	(10,685)
Adjustment for net mineral right expenditures expensed under U.S. GAAP	35,836	4,204	10,685
Net cash investing activities under U.S. GAAP	-	-	-

DESERT SUN MINING CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

August 31, 2002, 2001 and 2000

8.  DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

6)  Loss per Share

Under Canadian GAAP, shares held in escrow are included in the calculation of loss per share.  Under U.S. GAAP, shares held in escrow and which are contingently issuable are excluded from the weighted-average number of shares outstanding until such shares are released for trading.

Additionally, Statement of Financial Accounting Standards No. 128: Earnings per Share (“SFAS 128”) replaces the presentation of primary earnings per share (“EPS”) with a presentation of both basic and diluted EPS for all entities with complex capital structures including a reconciliation of each numerator and denominator.  Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding in the year.  Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock is computed similarly to fully-diluted EPS pursuant to previous accounting pronouncements.  SFAS 128 applies equally to loss per share presentations.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:

	August 31,
	2002	2001	2000
	$	$	$
Numerator: Net loss for the period under U.S. GAAP (note 9b)	(138,008)	(51,133)	(79,507)
Denominator: Weighted-average number of shares under Canadian GAAP	15,780,313	13,801,166	13,002,648
Adjustment required under U.S GAAP	(546,238)	(546,238)	(546,238)
Weighted-average number of shares under U.S. GAAP	15,234,075	13,254,928	12,456,410
Basic and diluted loss per share under U.S. GAAP	(0.01)	(0.00)	(0.01)

9.  SEGMENTED INFORMATION

Geographic segmentation of the Company’s assets are as follows:

	August 31,
	2002	2001	2000
	$	$	$
Canada	1,776,452	8,698	19,968
Mexico	-	23,249	10,685
Brazil	35,836	-	-
	1,812,288	31,947	30,653

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amended Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp.; SEC File No. 0-29610

Registrant

Dated: January 22, 2004      By /s/ Stan Bharti____________________

                                Stan Bharti, President/CEO/Director

Dated: Janaury 22, 2004      By /s/ Stephen Woodhead_______________

                                Stephen Woodhead, CFO