Form 20-F/A
period 2002-08-31
DESERT SUN MINING CORP
filed 2004-02-13
CIK 1056086

    OMB APPROVAL

OMB Number: 3235-0288

Expires: March 31, 2006

Estimated average burden

Hours per response.535.00

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

ANNUAL REPORT FISCAL 2002 ENDED 8/31/2002

AMENDMENT NO.2

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

<r>

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

Mineral Rights on Unproven Properties

Mineral right acquisition costs and related direct exploration costs incurred to acquire mineral rights on unproven properties are deferred until the relevant properties subject to the rights are placed into production, sold or abandoned.  These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the mineral rights following the commencement of production, or written-off if the mineral rights are sold, allowed to lapse or abandoned.

Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral rights.  Mineral rights acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.  The recorded amounts on unproven mineral right properties, including acquisition costs and their related deferred exploration costs, represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the properties subject to the mineral rights or from their sale.  Management’s assessment of the mineral rights estimated current fair market value may also be based upon a review of other transactions that have occurred in the same geographic area as that of the mineral rights under review.

Administration and management fees earned, which range from 5 to 10% of the allowable expenditures associated with exploration on certain mineral rights, are offset against the historical costs deferred on those properties.  Administrative costs are expensed as incurred.

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

a)

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

</r>

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp. -- SEC File No. 000-29619

Registrant

Dated: February 13, 2004    By /s/ Stan Bharti____________________

                               Stan Bharti, President/CEO/Director

Dated: February 13, 2004    By /s/ Stephen Woodhead_______________

                               Stephen Woodhead, CFO