Form 20-F
period 2003-08-31
DESERT SUN MINING CORP
filed 2004-03-15
CIK 1056086

       OMB APPROVAL

OMB Number:      3235-0288

Expires:    March 31, 2006

Estimated average burden

Hours per response  2579.00

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

ANNUAL REPORT FISCAL 2003 ENDED 8/31/2003

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

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                             32,868,484

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes xxx   No ___

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Index to Exhibits on Page 63

DESERT SUN MINING CORP.

ANNUAL REPORT FISCAL 2003 ENDED 8/31/2003

TABLE OF CONTENTS

Mining Glossary                                                              3

Introduction                                                                 5

PART I

Item 1.  Identity of Directors, Senior Management and Advisors               6

Item 2.  Offer Statistics and Expected Timetable                             6

Item 3.  Key Information                                                     6

Item 4.  Information on the Company                                         13

Item 5.  Operating and Financial Review and Prospects                       28

Item 6.  Directors, Senior Management and Employees                         39

Item 7.  Major Shareholders and Related Party Transactions                  51

Item 8.  Financial Information                                              52

Item 9.  The Offer and Listing                                              53

Item 10. Additional Information                                             56

Item 11. Quantitative and Qualitative Disclosures About Market Risk         60

Item 12. Description of Securities Other Than Equity Securities             60

PART II

Item 13. Default, Dividend Arrearages and Delinquencies                     60

Item 14. Material Modifications to the Rights of

         Security Holders and Use of Proceeds                               69

Item 15. Controls and Procedures                                            61

Item 16. Reserved                                                           62

Item 16A.  Audit Committee Financial Expert                                 62

Item 16B.  Code of Ethics                                                   62

Item 16C.  Principal Accountant Fees and Services                           62

Item 16D.  Exemptions from the Listing Standards for Audit Committees       62

PART III

Item 17. Financial Statements                                               62

Item 18. Financial Statements                                               62

Item 19. Exhibits                                                           62

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

Garimpos:

The term used in Brazil to describe artesanal mine workings done by garimpeiros(free miners)

Hectare:

A unit of area in the metric system equal to 100 acres, or 10,000 square meters, and the equivalent of 2.471 acres in British Imperial and U.S. customary measure.

Indicated mineral resource:

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

Inferred mineral resource:

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

Jacobina Mineração e Comércio SA (“JMC”):

The Brazilian company that owns the Jacobina project and is 100% owned by the Company.

Measured mineral resource:

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

Micon International Limited:

A geological consulting company that has reviewed information on the project, and prepared a number of reports for Canadian regulatory authority purposes.

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

Probable mineral reserves:

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

Quartz:

A common mineral, silicon dioxide, occurring in crystals and grains.

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

BUSINESS OF DESERT SUN MINING CORP.

Desert Sun Mining Corp. is a mineral company engaged directly, and indirectly through subsidiaries, in the acquisition and exploration of mineral properties.  The Company's primary property is the Jacobina Mine Property located in the state of Bahia, in northeastern Brazil.  The Company completed a formal bankable/economic/legal feasibility study in August 2003.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- No Disclosure Necessary ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2003/2002/2001 ended August 31st was derived from the financial statements of the Company that have been audited by McGovern Hurley Cunningham and DeVisser Gray, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Annual Report.  The selected financial data of the Company for Fiscal 2000/1999 ended August 31st was derived from the financial statements of the Company that were audited by DeVisser Gray and Staley Okada Chandler & Scott, independent Chartered Accountants; these financial statements are not included herein.

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

Selected Financial Data

(CDN$ in 000, except per share data)

______________________________________________________________________________

______________________________________________________________________________

                                 Year      Year      Year      Year      Year

                                Ended     Ended     Ended     Ended     Ended

                            8/31/2003 8/31/2002 8/31/2001 8/31/2000 8/31/1999

CANADIAN GAAP

Sales Revenue                      $0        $0        $0        $0        $0

Loss From Operations           ($2254)    ($125)     ($39)     ($69)    ($904)

Loss for the Period            ($2254)    ($125)     ($39)     ($69)    ($904)

Basic Loss per Share           ($0.09)   ($0.01)   ($0.00)   ($0.01)   ($0.07)

Dividends Per Share             $0.00     $0.00     $0.00     $0.00     $0.00

Wtg. Avg. Shares (000)          25048     15780     13801     13003     13013

Period-end Shares O/S           32868     16825     15536     12992     13013

------------------------------------------------------------------------------

Working Capital                 $6414     $1760     ($175)    ($134)    ($286)

Mineral Properties               3147       $36       $23       $11         0

Long-Term Debt, etc.                0         0         0         0         0

Capital Stock                   16952      7133      6938     $6693     $6693

Shareholders’ Equity             9601      1796      (145)     (115)     (283)

Total Assets                    10988      1812        32        31        16

------------------------------------------------------------------------------

US GAAP

Net Loss                       ($5615)    ($190)    ($51)

Loss per Share                 ($0.22)   ($0.01)   ($0.00)

Wtg. Avg. Shares (000)          25048     15234     13255

Mineral Properties                 $0        $0

Shareholders’ Equity             6152     $1784

Total Assets                     6640     $1800

------------------------------------------------------------------------------

(1)  Cumulative Net Loss since incorporation through 8/31/2003 under US GAAP was ($12,911,184).

(2)  a) Under US GAAP, all costs related to exploration-stage properties are expensed in the period incurred.

     b) Under US GAAP, stock-based compensation is detailed in a footnote;

        Canadian GAAP expenses stock-based compensation for stock options granted to non-employees.

     c) Under US GAAP, contingently cancelable (and escrowed) common shares

        (546,238 shares for Fiscal 2002/2001) are excluded from the calculation of weighted average number of shares

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

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

                                             Average     High     Low    Close

------------------------------------------------------------------------------

January 2004                                             1.33     1.27    1.33

December 2003                                            1.34     1.29    1.29

November 2003                                            1.34     1.30    1.30

October 2003                                             1.35     1.30    1.35

September 2003                                           1.39     1.35    1.35

August 2003                                              1.41     1.38    1.39

------------------------------------------------------------------------------

Fiscal Year Ended 8/31/2003                     1.45     1.60     1.33    1.39

Fiscal Year Ended 8/31/2002                     1.57     1.61     1.51    1.56

Fiscal Year Ended 8/31/2001                     1.53     1.58     1.47    1.55

Fiscal Year Ended 8/31/2000                     1.47     1.51     1.44    1.47

Fiscal Year Ended 8/31/1999                     1.51     1.56     1.45    1.50

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

Dependence Upon Key Management Employees

While engaged in the business of exploiting mineral properties, the nature of the Company’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  The Company’s growth will depend on the efforts of its Senior Management, including its President, Stan Bharti, its V.P. of Exploration, William Pearson, its V.P. of Operation, Kurt Menchen, its COO, Peter Tagliamonte, and its CFO, Stephen Woodhead.  Loss of these individuals could have a material adverse effect on the Company.  The Company has no key-man life insurance; however, there are written consulting agreements with the following: Gerald McCarvill, Stan Bharti, William Pearson, Kurt Menchen, Peter Tagliamonte and Stephen Woodhead.

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

Need for Additional Financing to Finish Property Exploration/Development

The Company is engaged in the business of exploiting mineral properties.  The Company believes it has sufficient funds to undertake its planned operations and exploration projects during Fiscal 2004.  Additional financing will however be required to continue exploration and to develop the mineral properties identified and to place them into commercial production.  Development costs are currently estimated at US$30 million.  The exploitation of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the lease of assets, debt financing, equity financing or other means.  Failure to obtain such financing may result in delay or indefinite postponement of work on the Company’s mineral properties, as well as the possible loss of such properties.  Such delays, and possible inability to proceed with planned operations could cause loss of investment value.

History of Losses

The Company has a history of losses: ($2,254,073), ($125,421) and ($38,569) in Fiscal Year 2003/2002/2001.  Despite recent capital infusions, the Company will require significant additional funding to meet its business objectives.  Capital will need to be available to help maintain and to expand work on the Company’s principal exploration property.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects.  The Company has historically obtained the preponderance of its financing through the issuance of equity.  There is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing and/or loans.  Such losses and the resulting need for external financings could result in losses of investment value.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Penny Stocks And Are Subject To The Penny Stock Rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  Our shares are quoted on the Toronto Stock Exchange, and the price of our common shares ranged from CDN$0.77 (low) to CDN$2.15 (high) during the period from 1/1/2003 to 12/31/2003; the closing price of our shares on 2/29/2004 was CDN$1.48.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example, where:

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Desert Sun Mining Corp. and its subsidiaries hereinafter also are referred to as the "Company".  The Company was incorporated in May 1980.  In May 2002, the Company entered into an agreement with William Multi-Tech Inc. and on January 2003, William changed its name to Valencia Ventures Inc. (“Valencia”).  The agreement was to earn a 51% interest in Valencia’s wholly owned subsidiary, Jacobina Mineracao e Comercio.  To earn the 51% interest, the Company was required to spend US$2,000,000 exploring the Jacobina property prior to 12/31/2004. In September 2002, the Company entered into an agreement to acquire the remaining 49% interest in the Jacobina Property for CDN$5 million in cash or stock, 90 days after earning its initial 51% interest.  The Company has now fulfilled all of its obligations to Valencia and has acquired a 100% interest in Jacobina Mineracao e Comercio.

The Company’s executive office is located at:

   65 Queen Street, Suite 810, P.O. Box 67, Toronto, Ontario, Canada  M5H 2M5

   Telephone: (416) 861-0341

   Facsimile: (416) 861-8165.

   Website: www.desertsunmining.com

   Email:   twonnacott@desertsunmining.com

The contact person is: Tony Wonnacott, Corporate Secretary.

The Company's fiscal year ends August 31st, however it has changed its yearend to December 31st to match that of its principal subsidiaries in Brazil so its next fiscal yearend will be December 31, 2004.

The Company's common shares trade on the Toronto Stock Exchange in Toronto under the symbol “DSM”.  The Company’s common shares were listed on the Berlin Stock Exchange under trading symbol “DRT”, on 6/9/2003.  The Company’s common shares were listed on the Frankfurt Stock Exchange under trading symbol “DRT”, on 10/7/2003.

The Company has an unlimited number of common shares without par value authorized.  At 8/31/2003 and 8/31/2002, respectively, there were 32,868,484 and 16,825,108 common shares issued and outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

On 5/21/1980, the Company was incorporated under the name Fredonia Oil & Gas Ltd. under the laws of British Columbia by registration of its Memorandum and Articles with the British Columbia Registrar of Companies.  On 8/20/1984, the Company changed its name to Consolidated Fredonia Oil & Gas Ltd.  On 2/20/1986, the Company changed its name to Sun River Gold Corp. and adopted new Articles by filing a special resolution with the Registrar of Companies for British Columbia.  On 3/11/1991, the Company changed its name to Yellow Point Mining Corp.  On 8/26/1994, the Company changed its name to Desert Sun Mining Corp.  The Company was continued on 3/20/2003 under the Canada Business Corporations Act and is now organized under the laws of Canada.  The name changes were effected in an attempt to better identify the Company’s current operations.  On 3/20/2003, the Company filed Articles of Continuance pursuant to section 187 of the Canada Business Corporation’s Act (“CBCA”) to continue the company from British Columbia under the provisions of the CBCA.  Also on 3/20/2003, Desert Sun amended its Articles to increase its authorized share capital to an unlimited number of common shares without par value.

The following sets forth the names of the two wholly-owned subsidiaries of the Company, their respective jurisdictions of incorporation and the Company’s current voting and equity interest therein:

   DESERT SUN MINING CORP.; Canada

   a.  DSM Participacoes Ltd.; Brazil

   b.  Jacobina Mineração e Comercio Ltda.; Brazil

Financings

The Company has financed it operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.  The funds raised were used for the capital expenditures described below and for working capital purposes.

______________________________________________________________________________

Date          Nature of Share Issuance     Number of Shares     Capital Raised

------------------------------------------------------------------------------

  5/18/2000   Private Placement          2,500,000 Special Warrants   $236,250

Fiscal 2001   Property Acquisition          44,000 Common Shares        $8,360

Fiscal 2002   Options Exercised            789,290 Common Shares       $94,715

  5/21/2002   Private Placement            500,000 Units              $100,000

Fiscal 2003   Options Exercised            961,790 Common Shares      $272,765

Fiscal 2003   Warrants Exercised           835,000 Common Shares      $433,517

  9/02/2002   Conversion                 5,000,000 Special Warrants $1,872,475

  2/28/2003   Private Placement          4,701,065 Units            $4,508,533

  7/22/2003   Private Placement          4,545,455 Units            $4,577,657

Fiscal 2004   Options Exercised            332,500 Common Shares      $205,350

Fiscal 2004   Warrants Exercised         2,244,000 Common Shares    $1,223,700

  9/10/2003   Private Placement          8,115,000 Common Shares   $11,198,700

 10/16/2003   Jacobina Acquisition       1,851,852 Common Shares    $3,000,000

 11/20/2003   Private placement         11,764,707 Units           $17,684,071

______________________________________________________________________________

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

                 $89,765 for investing activities

Fiscal 2000:     $10,685 for mineral property exploration

Fiscal 2001:      $4,204 for mineral property exploration

Fiscal 2002:      $35,836 for mineral property exploration

Fiscal 2003:   $3,111,662 for mineral property exploration/acquisition

                  $42,407 for capital assets

FY2004 through 11/30/2003:

               $3,005,602 for mineral property exploration/acquisition

                  $16,252 for capital assets

4.B.  BUSINESS OVERVIEW

Bahia Gold Belt

The Company’s work to date has outlined an extensive mineralized belt, known as the “Bahia Gold Belt”, which extends over 110 kilometres in strike length and has numerous garimpos (free miner workings).  This belt includes the quartz pebble conglomerates of the Serra do Córrego Formation which hosts the former mines at Jacobina.  In addition to the conglomerates, gold mineralization also occurs in extensive shear zones and faults in sedimentary and intrusive rocks associated with silicification, quartz veining and breccia zones.

Work by the Company geological staff in the northern part of the Bahia Gold Belt has confirmed that the Serra do Córrego conglomerates which were previously thought to terminate just north of the town of Jacobina extend for a further 45 kilometres along strike to the north.  The total strike length of this prolific formation is thus at least 75 kilometres.  Garimpos have been identified at a number of locations along the new strike extent.  Fuchsite (green mica) is widespread and many areas with iron oxides likely resulting from weathering of pyrite have been identified.  Stream geochemical sampling data from surveys completed by the Brazilian Geological Survey indicate that the gold geochemical signature of the northern extension of the Serra do Córrego Formation is very similar to the southern area where the former mines are located.

In addition to the major extension of the Serra do Córrego Formation, the Company geological staff have outlined a second major target area known as the “Serra de Pindobaçú Outlier”.  This area is a 16 kilometre long, up to one kilometre wide outlier of Jacobina group sedimentary rocks surrounded by a complex of metamorphic rocks.  Numerous gold garimpos occur across the entire strike length.  Gold mineralization occurs as fine native gold and with pyrite and fuchsite (green mica) associated with silicification, quartz veins and breccia zones within quartzites, conglomerates, andalusite schists and mafic intrusives in a series of major shear zones within the outlier.  The mineralized conglomerates are younger than those of the Serra do Córrego Formation but the mineralogy and chemistry of the gold mineralization in the outlier is very similar to that of the main conglomerate belt.

Jacobina Mine Area

The Company commenced exploration in the Jacobina Mine area in September 2002 and at 2/29/2004 had completed 46 holes totaling 12,800 metres to test eight major target areas.  The results have confirmed the excellent potential to expand the known resources at Jacobina as well as outline new zones.  In September 2003, as a result of these encouraging results and the positive feasibility study, the Company announced a major expansion of the exploration program at a cost of US$5 million.  This program, to include 41,500 metres of drilling, will focus on upgrading present inferred mineral resources to indicated mineral resources in mine areas (João Belo, Itapicuru (Basal Reef) and Canavieiras); define additional inferred mineral resources down-dip and along strike of known resources in mine areas; and expand drilling on targets outlined in Phase I program (Morro do Vento, João Belo Sul, Serra do Córrego and Campo Limpo).

Morro do Vento

The Company has identified a potentially large open pittable target zone in the Intermediate reefs at Morro do Vento located 1.5 kilometres south of the processing plant.  At Morro do Vento, the Intermediate reef package consists of quartz pebble conglomerate layers interbedded with quartzite that averages about 70 metres wide and extends along strike for two kilometres.  This package has been previously explored by 20 wide-spaced diamond-drill holes over the two-kilometre strike length as well as in limited underground workings.  Conglomerates comprise approximately 25% to 40% of the package and have an overall average grade ranging from 1.5 to 1.7 grams per tonne gold (g Au/t) in these drill holes.

In July 2003, the Company released results from the first two holes.  Hole MVT-289, collared at the south end of the target area, intersected 4.42 g Au/t over 11.8 metres true width and a second intersection returned 1.39 g Au/t over 15.7 metres true width including 2.81 g Au/t over 6.1 metres true width.  Hole MVT-291, collared about 500 metres north of MVT-289 under an area with extensive garimpos, returned 1.48 g Au/t over 44.3 metres true width including 2.58 g Au/t over 17.1 metres true width.

Since July 2003, the Company has released three additional sets of drilling results which continue to confirm the potential for a major open pittable resource at Morro do Vento.  Presently, Reddick Consulting is preparing a preliminary resource block model to provide the basis for a preliminary pit design and scoping study to be carried out by SRK Consulting.   Results of this work will be used to guide further definition drilling to define an indicated open pittable mineral resource upon which a feasibility study can be based.

João Belo Sul

Drilling has identified a major extension of the reef mined at the João Belo Mine, 3 kilometres south of the mine at João Belo Sul.  JBA-292 intersected 3.75 g Au/t over a true width of 14.6 metres at a depth of about 69 metres below surface.  This intersection included a high-grade section of 10.62 g Au/t over 3.6 metres true width.  JBA-293, 450 metres north of this hole, returned 1.69 g Au/t over a true width of 11.4 metres at a depth of about 94 metres below surface with a higher grade section of 3.68 g Au/t over 2.8 metres true width.

Both intersections in JBA-292 and 293 correlate well with surface exposures of the quartz pebble conglomerates that have garimpos along the horizon and are in the same stratigraphic units as the reefs previously mined at João Belo.  This work establishes more than a 3 kilometre horizontal continuity of the favourable horizon from the João Belo open-pit.  The underground workings and drilling at João Belo, which extended down to 500 metres below the surface, give an indication to the down-dip potential of these rock units.  The horizon was still open at the base of the João Belo mine.  The Company is currently drilling a series of 9 widely spaced holes to test the João Belo Sul - João Belo Mine system across the 3 kilometre strike length.

The mineralized horizons intersected in the holes at João Belo Sul continue to the south for an additional 9 kilometres of strike length to the Campo Limpo area.  Eight wide spaced holes were previously completed over a strike length of 1,000 metres at Campo Limpo in the 1980’s that returned several significant results including 3.76 grams gold per tonne over 9.5 metres true width and 2.65 grams gold per tonne over 7.4 metres true width.

Serra do Córrego

Work by the Company has already demonstrated the cost effectiveness of upgrading existing inferred mineral resources to probable mineral reserves.  At Serra do Córrego, drilling of 19 holes in the Intermediate reefs totaling 2,000 metres by the Company combined with historical data outlined an indicated mineral resource that was nearly doubled.  This work provided a third production area in the feasibility study and increased the mineral reserves as estimated by Dynatec by a nearly equal tonnage at only a slightly lowered g Au/t cut-off.  The cost for conversion of inferred mineral resource to probable mineral reserve at Serra do Córrego was about US$3 per reserve ounce.  It is expected that a comparable success rate and cost per new reserve ounce can be achieved for inferred mineral resources in the major mine areas.

An additional potential open pittable zone in the Maneira and Holandez reefs has also been identified at Serra do Córrego.  These reefs are approximately 200 metres stratigraphically above the Intermediate reefs and are exposed continuously over a strike length of 1,800 metres on the east flank of the Serra do Córrego hill.  There are numerous garimpos (free miner workings) along much of this exposure. SCO-83, the first drill hole of the Phase II program, returned very encouraging results of 3.70 g Au/t tonne over a true width of 9.9 metres in the Maneira reef and 0.86 g Au/t over 7.4 metres true width in the Holandez reef.

Canavieiras

The former Canavieiras mine is located 3 kilometres north of the processing plant and is located in a block bounded by faults that is approximately 1.2 kilometres long and 400 metres wide.  In contrast to the main conglomerate trend, Canavieiras is characterized by moderate folding resulting in structural upgrading of gold mineralization in the reefs.  Past production, primarily from the Piritoso and Liberino reefs, in the Canavieiras Mine totaled 458,247 tonnes at a grade of 8.65 g Au/t.  The Company work has focused on evaluating the full stratigraphic package hosting the favourable conglomerate beds which is estimated to be over 300 metres thick.  Major targets include:

1. MU and LU reefs covering a target area of 160 metres by 220 metres about 50 metres below the Canavieiras mine workings, from which previous drilling returned intersections of 7.07 over 24.2 metres true width and 4.65 g Au/t over 25.9 metres true width, respectively;

2. Maneira and Holandez reefs covering a target area of 500 metres by 200 metres about 20 metres above the mine workings which has previous drill intersections of 6.75 g Au/t over 11.3 metres true width and 4.31 g Au/t over 7.2 metres true width; and

3. Potential high grade extension zone in a target area 130 metres by 120 metres in the Piritoso reef adjacent to the old stope in the southern end of the mine with previous results including 10.02 g Au/t over 2.6 metres true width and 12.09 g Au/t over 1.8 metres true width.

Dewatering of the Canavieiras mine has been completed and services are being installed for underground drilling which will commence in early December 2003.  A total of 6,500 metres in 36 holes are planned to test major target areas. Only limited slashing and one short cross-cut are required to be completed for drill setups.  The effectiveness of the previous surface drilling at Canavieiras was very limited due to the difficulty of setting up holes to properly test these targets.  Underground access will allow efficient testing of the potential of these zones in a deposit that has historically yielded the highest grade gold ore in the camp.

Re-Development of the Jacobina Mine

Mineral Resource

In August 2003, the Company announced that Micon International had reviewed and confirmed the updated mineral resource estimate prepared by the Company for Jacobina.  Micon concluded that the resource estimate is compliant with the CIM Code and that the Company is justified in using these estimates in its feasibility study.

SNC Lavalin Feasibility Study

In September 2003, the Company announced positive results of the Feasibility Study by SNC-Lavalin Engineers & Constructors that confirmed the economic viability of re-opening the Jacobina Mines.  SNC concluded that the Jacobina Mines could produce 102,500 ounces gold per year at a cash cost of US$189 per ounce beginning in 2005.  The capital cost net of pre-production cash flow was estimated at US$30.7 million with recovered gold including pre-production estimated at 731,000 ounces over the 7 year mine life.  The average operating cost has been estimated to be US$12.89/ton milled.  The After Tax Internal Rate of Return (IRR) is estimated to be 39% at US$350/oz.  A 10% increase in the gold price would add 9.9% to the estimated IRR.

The Company’s current plans, which are the subject of the Feasibility Study, comprise the expansion, refurbishment and re-commissioning of the existing plant to process 4,200 ton/day or 1,512,000 ton/year, with mill feed being sourced from the João Belo (3,000 tpd), Basal Reef (Itapicuru - 800 tpd) and Serra do Córrego mining areas (400 tpd).  João Belo and Basal Reef were previously mined whereas the Serra do Córrego is a new planned mining area outlined by the current exploration program.

The Company is currently implementing the feasibility study according to the schedule developed by SNC that anticipates milling at full production rate in early 2005.  The feasibility study considered the total measured and indicated mineral resources.

Dynatec, estimated the proven mineral reserves to be: 1,720,000 tonnes at 2.20 Au (g/t), all at the Joao Belo site.  They also estimate substantial additional probable mineral reserves.

SNC prepared a design criteria and mass balances of the process plant for a throughput of 190 tons/hour to meet planned production requirements, which Dynatec concluded was attainable.  As a result of metallurgical tests by Lakefield Research on drill core from Serra do Córrego, SNC has concluded that a leach time of 24 hours will increase the recovery rate to 96.5% as compared to the historic rate of 92.3%.  A number of improvements to the plant, including a modern process control system, were also identified and these will be implemented.

SNC reviewed the environmental requirements with the assistance of GEST, a Brazilian-based engineering firm, and concluded that the risk of significant environmental contamination from effluent discharges and emissions is low and that the risk of TMF failure or environmental contamination is also low.  It was felt that environmental permitting and approvals can be obtained in a timely manner and that the risk of contamination following closure is low.

SRK Preliminary Assessment

The Company retained Steffen Robertson and Kirsten (Canada) Inc. (SRK) to complete a preliminary assessment of an extended life of mine plan for the Jacobina project.  To extend the Life of Mine production plan, SRK made the conversion of inferred mineral resources to “potentially mineable tonnes” in accordance with the findings of Micon International Ltd.  Micon concluded that with further drilling it was reasonable to anticipate that inferred mineral resources could potentially be converted to probable reserves at a rate of approximately 50%.  Micon cautions, however, that there is no guarantee the inferred mineral resources will be upgraded to reserves.

SRK extended the feasibility study mine plan (2004 to 2011) an additional 11 years to early 2023 by scheduling the potentially “mineable tonnes” resulting from the conversion of inferred resources. Of the total inferred mineral resource, about 88% were selected for consideration in the study.  In addition, measured and indicated mineral resources in the Itapicuru (Morro do Vento) and Canavieiras areas not included in the feasibility study were included in the assessment.  SRK considered that Jacobina is economically robust through the feasibility study years (2004 to 2011), and through the extended mine plan (2012 to 2023) with the potential to deliver “economically mineable tonnes” containing 2 million recoverable ounces of gold.

Mining

According to the Dynatec Report, mining at the Jacobina site will be by sub-level open stoping methods using trackless techniques.  Access to the mine will be via existing adits and ramps with extensions where required.  The mine plan consists of stopes that approximately extend from 786 level to 730 level, 730 level to 665 level, 665 level to 605 level and 605 level to 475 level (working down dip). The vertical stope height is approximately 60 metres except for the 605 level to 475 level stope blocks. Generally, the layout provides for drill drives to be established at intervals that generally limit longhole drilling to approximately 30 metres.

Drilling will be by tire-mounted, top-hammer drill rigs and will take place from the sub-level and the drill drift or undercut drift. Drill patterns have been based on the experience of the previous mine operation.  ANFO will be the blasting agent used in the upholes.  Cartridges of emulsion type explosive will be used for downholes and when wet conditions are encountered. All production mucking will be performed by 6.2 metre three load-haul-dump machines equipped with remote controls.  Volvo 35 trucks will transport the ore to a surface stockpile.  In the opinion of SNC, the mine plan proposed by Dynatec is reasonable.

Recoverability

Based on the metallurgical testwork completed by Lakefield and the historical operating history of the property, gold recovery during the conventional carbon-in-pulp circuit has been estimated by SNC to be 96.5%.

Plant Infrastructure

Plant infrastructure has been based on SNC’s observations at the Jacobina mine site and information provided by GEST and the Corporation.  The existing access road from the town of Jacobina will provide access to the Jacobina plant.  Freshwater supply will be taken from the existing Cuia water dam. The existing freshwater distribution pumps, firewater pumps and potable water treatment pumps will be refurbished. Mine water will be supplied to each of the operating mines.  Sewage from the process plant and the Joao Belo mine will be collected and disposed of in the existing sewage collection systems. The existing system of stormwater diversion drains and ditches divert clean stormwater around the process plant site area.  The system is designed for zero stormwater discharge from the process plant area.

Water Management

Water management aspects of the Feasibility Study have been based on the observations of SNC and information provided by GEST and the Corporation. Input has been provided by GEST under the supervision of SNC.  The capacity of the existing tailings management facility (‘‘TMF’’) has been estimated to be 4.5 Mt.  This estimate is based on the existing pond elevation of 632 metres and a current maximum storage design elevation of 640 metres.  Dam capacity will be adequate for three years at the proposed 1.5 Mt/a deposition rate. As of the second year after starting of the project, it will be necessary to raise the main dam and to build two saddle dams.  It will be necessary to construct new drainage diversion ditches when the tailings dam is raised. The new ditches will be at the higher elevation to divert drainage around the raised dam and the two saddle dams.

Environment

Although an environmental impact assessment (‘‘EIA’’) is not specifically required by Brazilian regulation to restart a previous operating mining project, the Corporation retained GEST to work with SNC to review the environmental regulatory framework, compile historic environmental data, review the proposed design for the Jacobina restart, provide a preliminary assessment of potential impacts and suggest measures that could be incorporated into the design of the facility to minimize the significance of potential impacts and ensure compliance with applicable regulatory standards.  Specific environmental tasks conducted during the feasibility stage included:

a.  a preliminary inventory of existing environmental conditions,

    characterizing the general region of the mine location and the project site carried out by GEST and confirmed by SNC through their site visits;

b.  initial consultation with state and federal environmental agencies by the

    Company and GEST;

c.  a preliminary inventory of existing environmental contamination that resulted from the previous Jacobina mine operation, as observed by GEST and confirmed through SNC’s site visits;

d.  an overview of the environmental regulatory framework and licensing requirements provided by GEST;

e.  a preliminary environmental impact assessment of the proposed mine restart, including design modifications and mitigation to reduce the environmental impact of the restart project, which was supervised by SNC;

f.  development of the objectives and framework for an environmental management plan supervised by SNC; and

g.  conceptual rehabilitation and closure plan developed by SNC with some data and advice provided by GEST.

Based on information provided by GEST and the Corporation, SNC concluded that:

a.  the risk of significant environmental contamination from effluent discharges and emissions is low;

b.  the risk of TMF failure or environmental contamination is low;

c.  environmental permitting and approvals can be obtained in a timely manner;

d.  the risk of contamination following closure is low.

It is the opinion of SNC, on the basis of its observations and information provided by the Corporation and GEST, that at this stage the risk of significant environmental impacts and/or schedule delays arising from environmental or socio-economic concerns, either during operation, or following closure, is considered to be low. Additional studies and analyses at a higher level of detail will need to be conducted in subsequent stages of development to confirm these conclusions.

SNC recommended that during basic engineering the environmental component be expanded to include the following key activities:

a.  preparation of an environmental management plan;

b.  preparation of a comprehensive site closure and rehabilitation plan,

    including a refined estimate of costs and schedule for implementation of closure activities;

c.  ongoing consultation with municipal, state and federal environmental regulatory agencies and further refinement of the regulatory framework which applies to the restart of operations;

d.  further coordination of environmental elements into facility design;

e.  additional data collection in areas considered important for updating the pre-construction environmental baseline and for facility design (expected to include surface and groundwater sampling and additional characterization of historic contamination);

f.  preparation of necessary permit applications and all supporting analyses/documentation, including a more comprehensive environmental assessment document; and

g.  community consultation activities.

Implementation Schedule  update

Major milestones for the development of the Jacobina project are as follows:

______________________________________________________________________________

Milestone Description                                                     Date

------------------------------------------------------------------------------

Approval to proceed with engineering                              October 2003

Commence Joao Belo mine dewatering                                January 2004

Commence pre-production mine development                            March 2004

Commence pre-start milling                                      September 2004

Commence commissioning for full production                       November 2004

Commence process procurement activity                            December 2004

Milling at full production                                        January 2005

______________________________________________________________________________

Cost Estimates and Financial Analysis

Cost estimates and financial analysis prepared by SNC followed methodology and procedures and exercised due care consistent with the intended level of accuracy, using its professional judgment and reasonable care and is thus of the opinion that there is a high probability that actual costs will fall within the specified margin of error. However, no warranty should be implied as to the accuracy of estimates.  SNC expressed no opinion in respect of estimates provided by the Corporation or others.

The capital cost is estimated to be US$33,857,000, excluding sustaining capital and mine closure costs.  This estimate includes a 12.3% contingency on the process plant and infrastructure.  The overall intended accuracy of the estimate is 15%. The following table breaks down the estimated capital costs.

______________________________________________________________________________

Item                                                            Estimated Cost

------------------------------------------------------------------------------

Underground Mine                                                 US$18,184,000

Surface Mine Infrastructure                                          1,201,000

Site and Process Infrastructure                                        841,000

Process Area                                                         5,536,000

Tailings                                                               340,000

Instrumentation                                                        400,000

Indirect Costs                                                       6,024,000

Owner’s Costs                                                        1,331,000

Total Estimated Capital Costs                                    US$33,857,000

Less:  Pre-production Revenue                                    US$ 3,189,000

Net Estimated Capital Costs                                      US$30,668,000

______________________________________________________________________________

Other Capital

The Corporation estimates that the other capital required to sustain the operation will be US$2,275,000.  Most of the expenditures are projected to be incurred in 2008 and 2009 in respect of underground equipment rebuilds.  According to the Feasibility Study, the tailings management facility will be upgraded in 2007.  The cost of this work has been estimated to be US$852,000. On the basis of the proposed mine closure plan developed by SNC and GEST, GEST has estimated mine closure costs to be US$2,309,000.  SNC has reviewed the basis and details of these costs and concurs with the estimate.

Operating Cost Estimate

The operating cost estimate covers all aspects of the proposed operation.  The estimate is based on an exchange rate of US$1.00 = BRL3.00.  Mining costs have been estimated by Dynatec, and the process and general/administrative costs estimated by SNC.  The following table provides a summary of the unit costs.

______________________________________________________________________________

Area                                                                   US$/ton

------------------------------------------------------------------------------

Mining                                                                    7.50

Process                                                                   4.70

General and Administrative Costs                                          0.69

Total                                                                    12.89

______________________________________________________________________________

Financial Analysis

SNC-Lavalin Capital Inc. carried out the financial analysis.  The following table summarizes the results of the financial analysis.  Two financial models have been run with the second model incorporating a tax loss of US$45,333,000, which the Corporation reported to be available.

______________________________________________________________________________

Activity                                              Estimated Project Totals

------------------------------------------------------------------------------

Ore milled (tonnes)                                                 10,746,000

Recovered gold (oz)                                                    731,000

Revenues                                                        US$255,884,000

Capital expenditures                                             US$33,857,000

Sustaining capital and closure costs                              US$5,470,000

Expenses                                                        US$140,139,000

EBITDA                                                          US$115,745,000

Net income after taxes                                          US$ 51,334,000

Project estimated internal rate of return (IRR)                          37.3%

Project IRR with tax loss                                                39.2%

Project net present value (NPV) @ 5%                             US$37,560,000

Project NPV @ 7%                                                 US$32,695,000

Project NPV @ 10%                                                US$26,452,000

Project NPV @ 5% with tax loss                                   US$38,10,0002

Project NPV @ 7% with tax loss                                   US$33,319,000

Project NPV @ 10% with tax loss                                  US$27,166,000

______________________________________________________________________________

The mine life is seven years based on the currently defined proven and probable reserves estimated by Dynatec.  The average cash cost has been estimated to be US$189/oz over the seven-year life of the mine, excluding preproduction ore.  The average amount of gold produced over the seven-year mine life, excluding pre-production ore to be mined in 2004, has been estimated to be approximately 102,500 ounces of gold per year.  The financial analysis was conducted based on the following main assumptions:

a.  all amounts are computed in US dollars;

b.  the model was run with an assumption of no inflation;

c.  gold price of US$350 per ounce.  Gold price sensitivities were carried out.  For a gold price variation of +10%, the estimated IRR would have an increase in 9.9% and for a variation of  -10%, it would have a decrease of

    11%;

d.  operating expenses are estimated to range between US$7.99 and US$13.90 per tonne of ore for each year of the project.  Variance by year is dependent on the production for any given year;

e.  the model assumed that the Jacobina project is owned 100% by a Brazilian entity;

f.  the analysis was performed using estimates of revenues, expenses,

    operations and maintenance costs and capital expenses as described in the

    Feasibility Study.  A royalty of 1% of gross revenue has been included in the expenses; and

g.  the exchange rate of US$1 equal to 3 Brazilian Reals.

Historical Evolution of the Company:  Fiscal 1999-Fiscal 2003

The Company actively examined exploration opportunities during Fiscal 1999, whereafter the Company negotiated a letter of intent dated 5/30/2000 whereby it was granted the sole and exclusive right and option to earn up to an 80% interest in the Tubutama Borate Project in the Alter Mining Agency, Sonora, Mexico (which agreement was subsequently terminated). Under the terms of the agreement, to acquire a 60% interest the Company was required to make total cash payments of US$50,000 (US$5,000 paid), pay costs relating to the project since 6/30/1999 up to a maximum of US$5,000 (US$4,187 paid), issue 120,000 shares (44,000 issued) and incur $250,000 in exploration expenditures.  The Company could have earned a further 20% interest by preparing a positive feasibility report on the project.  Upon the interest of the Company being determined under the earn-in, the parties would have formed a joint venture for the further development and operation of the project.

During Fiscal 2000, the Company continued its efforts relating to the acquisition and finalization of agreements pertaining to the Tubutama Borate Project.  The Company also completed the formation of a wholly owned subsidiary, Desert Sun de Mexico SRL (since dissolved).  The Company terminated its involvement in the Tubutama Borate Project in Fiscal 2002 following receipt of notice that it was in default under the agreement governing the project and incurred a one-time, non-cash, write-off of costs totaling $23,249.

During Fiscal 2001, the Company performed no fieldwork and thus incurred limited expenditures.

In January 2002, the Company entered into a letter of intent to acquire the Jacobina gold property in Brazil.  In May 2002 the Company entered into a revised agreement whereby the Company was granted the option to earn a 51% interest in Valencia’s wholly owned subsidiary, Jacobina Mineracao e Comercio S.A., which owned the Jacobina gold property.  In September 2002, the Company entered into an option agreement to acquire the remaining 49% interest in the Jacobina gold property; in September 2003, this acquisition was completed.

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

Plan Of Operations

Source of Funds for Fiscal 2004

The Company’s primary source of funds since incorporation has been through the issuance of common shares and Special Warrants.  Currently the Company does not have operating revenues, and the Company does not anticipate generating any operating revenue until the Jacobina project resumes production.  During the three Months Ended 11/30/2003: the Company issued 320,000 common shares for gross proceeds of $200,600 from the exercise of stock options; 2,240,000 common shares for gross proceeds of $1,218,300 from the conversion of 2,240,000 warrants, a private placement of 8.1 million common shares for proceeds of $11.2 million; and a private placement of 11.8 million common shares and an attached one-half warrant for gross proceeds of $20 million.

The Company had a working capital balance of $6.4 million at 8/31/2003 and $32.9 million 11/30/2003.  The Company has had discussions with third parties about additional equity offerings and/or loans; but the talks as of 2/29/2004 were preliminary.

Use of Funds for Fiscal 2004

During Fiscal 2004, the Company estimates that it might expend US$5 million on exploration and $2.5 million on general/administrative expenses.  These estimates are contingent upon many factors, including the results of continuing exploration efforts and the development of the Jacobina property.

Anticipated Changes to Facilities/Employees

The Company will continue to focus its efforts on the exploration and development of the Jacobina property.  Additional personnel will be added through development of the Jacobina mine, as facilities are refurbished and the Company gears up to commence production in early 2005.  Management anticipates that property exploration efforts will continue to be carried out by outside contractors.

United States vs. Foreign Sales/Assets

The Company generated no sales revenue during the last three years

At 8/31/2003 and 8/31/2002:

  $3,327,999 (33%) and $   35,836 ( 2%) of the assets were located in Brazil;

  $6,760,157 (67%) and $1,776,452 (98%) of the assets were located in Canada.

Material Effects of Government Regulations

The current and anticipated future operations of the Company, including further exploration and/or production activities, require permits from Brazilian governmental authorities as opposed to various Canadian Federal and Provincial governmental authorities.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

4.C. Organization Structure

The Company has two wholly owned subsidiaries: DSM Participacoes Ltd., incorporated in Brazil; and Jacobina Mineração e Comercio Ltda., incorporated in Brazil.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in shared, rented premises of approximately 7,614 sq. ft. at 65 Queen Street West, Suite 810, Toronto, Ontario, Canada  M5H 2M5.  The Company began occupying these facilities in 7/1/2002.  The Company’s share of the monthly rent is $5,027; the current terms expire on 11/30/2004 and 9/30/2005.

Jacobina Property

The Jacobina property is located in the state of Bahia, in northeastern Brazil, approximately 340km northwest of the city of Salvador.  Salvador, the state capital of Bahia, has a population of 2.5 million.

Property Description

The property is comprised of 5,996.32 hectares of mining concessions, 63,734.19 hectares of granted exploration concessions and 33,722.39 hectares of filed exploration claims.  The Jacobina property forms a contiguous elongated rectangle extending 110 kilometers in a north-south direction, and varying from 2.5-4km in width.  This shape is a reflection of the underlying geology with the gold-mineralized host rocks trending along the property’s north-south axis.

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

The town of Jacobina is a regional agricultural center with a reported population varying between 52,000 and 95,000, depending on the source of data.  It provides all the accommodation, shopping and social amenities necessary for the mine’s labor force.  Electrical, telephone and Internet service is available in Jacobina.

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

The Jacobina mine itself is located within the heart of the Serra do Jacobina mountain chain, a local exception to the regional topography.  The mountains exist due to resistant weathering of the quartzite and quartz pebble conglomerate of the Serra do Corrego Formation from and quartzites of the overlying Rio do Ouro Formation they are formed.  The mountains have resulted in a local microclimate of highly variable but somewhat greater rainfall amounts than the surrounding region.

Figure No. 1

Jacobina Property

Location Map

The Jacobina property forms a contiguous elongated rectangle extending 120 kilometers in a north south direction, and varying from 2.5 to 4km in width. This shape is a reflection of the underlying geology with the gold-mineralized host rocks trending along the property's north south axis.

JACOBINA LOCATION MAP
PERNAMBUCO
BAHIA
Alagoas
Maceió
Sergipe
Aracajú
ATLANTIC OCEAN
JMC Mine Property
Jacobina
Feira de Santana
Salvador
N
0
200
km
ATLANTIC OCEAN
PACIFIC OCEAN
BRAZIL
Salvador
Rio de Janeiro
DESERT SUN MINING CORP.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 8/31/2003, 8/31/2002, and 8/31/2001 should be read in conjunction with the financial statements of the Company and the notes thereto.

Overview

Desert Sun Mining Corp. (“Desert Sun” or the “Company”) was originally incorporated  (Fredonia Oil & Gas Ltd.) under the laws of British Columbia on 5/21/1980.  In 1984, the Company changed its name to Consolidated Fredonia Oil & Gas Ltd., in 1986 to Sun River Gold Corp. and in 1991 to Yellow Point Mining Corp.  On 8/26/1994, the Company changed its name to Desert Sun Mining Corp. and on 3/20/2003, Desert Sun was continued under the Canada Business Corporations Act.  The common shares of Desert Sun began trading on the Toronto Stock Exchange on 7/23/2003 under the trading symbol DSM.  The common shares are also quoted over-the-counter on the Berlin and Frankfurt Stock Exchanges under the symbol DRT.  In the past 18-months Desert Sun has substantially reorganized its operations, including the appointment of new officers and directors.  Desert Sun is engaged in the acquisition, exploration and development of mineral properties for the purpose of producing precious metals.  The Company’s principal asset is its 100% interest in the Jacobina gold property located in the State of Bahia, in northeastern Brazil.  The Jacobina property is currently at the development stage.

On 1/8/2002, Desert Sun entered into a letter of intent with Valencia Ventures Inc. (formerly William Multi-Tech Inc. and before that William Resources Inc.) (“Valencia”) whereby Valencia agreed to option its Jacobina paleoplacer gold property in Brazil to the Company.  On 5/17/2002, the Company entered into a revised agreement with Valencia, whereby Valencia granted to the Company the option to earn a 51% interest in its wholly owned subsidiary, Jacobina Mineração e Comércio S.A. (“JMC”), which owns the mineral rights, mines and a 3,000 tonne per day plant located on the Jacobina Mine gold property in Brazil.  To earn the 51% interest in JMC, the Company agreed to pay Valencia $25,000 upon the closing of the transaction and spend US$2 million exploring the Jacobina property prior to 12/31/2004.  On 9/2/2002, the Company entered into a Memorandum of Understanding (“MOU”), whereby it could acquire the remaining 49% interest in the mine and related mineral concessions by making an option payment of $100,000 at the time of execution of the MOU and paying a further $5 million within 90 days of earning the initial 51% interest.  In August 2003, the Company acquired and cancelled an outstanding 1.7% Net Smelter Return royalty covering the entire Bahia Gold Belt, which hosts the Jacobina mine.  Desert Sun, on behalf of JMC, paid $200,000 to buy back this royalty.  The purchase price was allocated towards the Company’s earn-in on the property.  In September 2003, Desert Sun confirmed that it had spent the necessary US$2 million in exploration costs and exercised its option to acquire the remaining 49% interest in the Jacobina property from Valencia.

The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares to William at a price of $1.62 per share.  As a result of the exercise of this option, Desert Sun owns 100% of the Jacobina property subject to a 5% net profit interest in favor of a third party.

Following the Annual General Meeting of Shareholders in January 2004, McGovern, Hurley, Cunningham, LLP were named as independent auditors for Fiscal 2004 Ending December 31, 2004.

The Company's fiscal year has ended on August 31st, however it has changed its yearend to December 31st to match that of its principal subsidiaries in Brazil so its next fiscal yearend will be December 31, 2004.

Results of Operations

Fiscal 2003 Ended 8/31/2003 vs. Fiscal 2002

Desert Sun achieved major milestones during Fiscal 2003.  We are on target to become a gold producer by 2005, have announced exciting new exploration discoveries, graduated to the Toronto Stock Exchange and provided over 300% return to our shareholders (August 2002 to August 2003).  Major successes during 2003 include:

a.  Completion a bankable feasibility study and start of construction to re-activate the mines at Jacobina;

b.  Completion of the acquisition of Jacobina Mines and the Bahia Gold Belt;

c.  Making a major new discovery at the Morro do Vento target;

d.  Raising over $40 million;

e.  Obtaining a listing on the Toronto Stock Exchange; and

f.  Addition of a full-time Chief Operating Officer in 2004.

We believe the 110 kilometre-long Bahia Gold Belt, now owned 100% by the Company, which contains a significant resource on less than 10% of its length, in an area called the Jacobina Mines, is grossly under-explored and has the potential to host significant economic open pit tonnage along its entire length.  We identified five key targets in 2002 for initial exploration.  The first three targets drilled: Serra do Córrego, João Belo Sul, and Morro do Vento, all have produced encouraging results; the other two targets are being drilled.  The Company has six drills active on the Belt and we hope to have up to ten drills on exploration in 2004.  We have budgeted US$5 million in exploration for Calendar 2004.  Our goals over the next 12 months:

a.  Establish mineable reserves of at least 2 million ounces

b.  Significantly increase the total measured, indicated and inferred resource

c.  Conduct grass roots exploration along the Bahia Gold Belt to develop additional targets.

The Jacobina Mines, part of the Bahia Gold Belt, comprise three separate mines and a processing plant that were in production between 1981 to 1998, when over 700,000 ounces of gold was recovered.  The mines were put on standby due to weak gold prices and lack of capital.

DSM commissioned SNC Lavalin, an internationally recognized engineering firm, to complete a bankable feasibility study on the existing resources at the Jacobina Mines.  The feasibility study considered the total proven reserves to be 1,720,000 proven reserves at 2.20 grams/ton and 121,700 ounces of gold, with substantial additional indicated and inferred resources.  The objective of the feasibility was to determine the capital and operating costs to reactivate the existing mines and plant and establish the economics of these mines at a US$350 gold price and using modern mining and processing technologies.  In addition to SNC Lavalin, Dynatec was subcontracted for the mining portion and Micon International reviewed the ore resources.  The results of the feasibility study indicate that the mine can be reactivated for net capital of approximately US$30 million and can produce an average of 106,000 ounces per year at a cash cost of US$189 per ounce.  The cash cost includes all mine development.  The after tax IRR (Internal Rate of Return), using a US$350 gold price, is 39%.  Sensitivities to the price of gold and fluctuations in the local currency (Real) to the US dollar indicate the project is economic even if gold drops to US$280 per ounce and the currency strengthens by 20% from the present exchange rate of three Real to one US dollar.  Our goal for Calendar 2004 is to complete mine construction so that Jacobina Mines are in full production by January 2005.

The Company has a strong balance sheet with $33 million in cash and no debt as of 11/30/2003.  The capital in the Company will allow us to conduct our exploration and start reactivating the Jacobina Mines.  Between June and December 2004, the Company will require additional capital to complete the construction of the mine.  By 2005, the Company hopes to be in full production and hopes to generate $15 to $20 million in free cash flow per year from the operation.

The key to our success has been a strong management team.  Dr. William Pearson, P.Geo., has been instrumental as our VP Exploration and a member of the Board in reinterpreting the exploration potential of the Bahia Gold Belt and major discoveries on the Belt.  In operations, Kurt Menchen, a Brazilian mining engineer, our VP Operations for Brazil, is a 20-year veteran of Jacobina, knows all aspects of the mine, and is excellent at local labor and community relations and dealings with all levels of government.  We have further strengthened our team by acquiring one of the best mining engineers and operators in Brazil today, Peter Tagliamonti, as the Chief Operating Officer and VP Operations for the Company.  Peter has worked in Brazil since 1997 in mining and joined us in March 2004.  He will initially be based in Brazil to manage the construction and startup of Jacobina and will move to Toronto once the mine is at full production.  Peter’s 20 years plus of international hands-on experience in mine operations and mine construction will be invaluable to the Company’s future success as a producer.

In September 2003, the Company exercised its January 2002 option to acquire 100% of the Bahia Gold Belt and the Jacobina Mines, after spending US$2 million on exploration and by paying Valencia Ventures Inc., $5 million in cash and common shares.  This was a major milestone for the Company.

Our main goals for 2004 are to:

a.  Reactivate the existing mines and be fully operational by 2005, producing over 100,000 ounces per year at US$189 cash cost.  At $400 gold, this will generate over $20 million in free cash flow for the Company.

b.  Increase our mineable reserves to at least 2 million ounces and significantly increase our total resources.

c.  Significantly increase the exploration activity and demonstrate the scale and potential of the Bahia Gold Belt

d.  Obtain a listing on a stock exchange in the United States.

e.  Conduct broad exploration along the 110 kilometre-long Bahia Gold Belt to demonstrate its potential as one of the world’s longest gold-bearing belts.

Upon completion of a $2 million equity private placement in late August 2002, the Company undertook a Phase I exploration and drilling campaign.  The objective of this program was to gain further understanding of the Jacobina property, its geology and mineralization.  In Phase I eight areas were selected for drilling; three areas around the existing mines and five areas in extensions of the favorable stratigraphy.  Drilling in Phase I was completed in early January 2003 and comprised 12 holes, totaling 2,250 metres.  Based on the encouraging results of its Phase I program, which indicated a continuous mineralized zone up to 10 kilometres long of low-grade, potentially open-pittable material within 50 to 60 metres of surface, in late March 2003 the Company commenced a Phase II exploration program.  The Phase II program included 8,000 metres of diamond drilling, geophysical surveys and regional exploration.

In May 2003, the Company instructed SNC-Lavalin, Dynatec Corporation and Micon International Limited (“Micon”) to expand the scope of the previously commissioned pre-feasibility study at the Jacobina mine to a full Feasibility Study as defined under National Instrument 43-101.  In September 2003, SNC-Lavalin confirmed the economic viability of re-opening the Jacobina Mine.  The Company’s work to date has outlined an extensive mineralized belt, known as the “Bahia Gold Belt”, which extends over 110 kilometres in strike length and has numerous garimpos (free miner workings).  In September 2003, as a result of these encouraging results and the positive feasibility study, the Company initiated a major expansion of the exploration program at a budgeted cost of US$5 million.  This program, to include 41,500 metres of drilling, will focus on upgrading present inferred mineral resources to indicated mineral resources in mine areas (João Belo, Itapicuru (Basal Reef ) and Canavieiras); define additional inferred mineral resources down-dip and along strike of known resources in mine areas; and expand drilling on targets outlined in Phase I program (Morro do Vento, João Belo Sul, Serra do Córrego and Campo Limpo).

On a consolidated basis, Desert Sun recorded a net loss from operations of ($2,254,000) in the fiscal year ended 8/31/2003, or ($0.09) per share.  Although not comparable, as the management team and staff were only assembled and work only began in earnest on the Jacobina concession in September 2002, the net loss in Fiscal 2002 amounted to ($125,000), or ($0.01) per share.  In Fiscal 2003, Desert Sun invested $3.1 million in the exploration and development of the Jacobina property, compared with $36,000 during the previous fiscal year.

Management and administrative services amounted to $717,000 in Fiscal 2003, versus $33,000 last fiscal year.  Management fees included bonuses that were paid upon the achievement of important milestones, totaling some $318,000 in Fiscal 2003.  Investor relations and shareholders information expenses were $389,000 this fiscal year versus $2,000 last fiscal year.  Desert Sun undertook a sustained investor relations campaign to increase awareness of the Company and its project.  Activities included attendance at trade shows, Internet based advertising, and reports in the printed media; while substantial costs were incurred on related activities in Europe.  Travel and entertainment costs amounted to $298,000 versus $69,000 last year, due principally to the investor relations and financing activities of management as they sought to educate investors about developments at the Company and raise the necessary finance for its ongoing activities.  Consulting fees and Transfer agent/listing fees/filing fees of $153,000 (2002: $27,000) and $167,000 (2002: $15,000), related respectively to the various private placements and related shareholder communications undertaken by the Company, and to the listing of Desert Sun on the Toronto Stock Exchange.

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

For the year ended 8/31/2002, the Company invested $35,836 in mineral properties, all of it relating to the Jacobina property.  The Company wrote-off its investment in mineral properties relating to the Tubutama Borate project in Mexico, incurring a non-cash charge of $23,249 during the year.

Net (Losses) was ($125,421), ($38,569), and ($68,822) for Fiscal 2002/2001/2000, respectively.  The Net Loss per Share was ($0.01), ($0.00), and ($0.01) for Fiscal 2002/2001/2000, respectively.

Liquidity and Capital Resources

Subsequent Events

a.  Acquisition of 100% of the Jacobina Mine

In September 2003, the Company exercised its option to acquire the remaining 49% interest of the Jacobina Property from Valencia Ventures Inc. (“VVI”). The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares at a deemed price of $1.62 per share.  As a result of the exercise of this option, the Company owns 100% of the Jacobina Property subject to a 5% net profit interest in favor of a third party.  To give effect to this acquisition, the Company has acquired a 100% interest in the equity of Jacobina Mineração e Comercio Ltda. (“Jacobina”), the Brazilian company that holds the mining and exploration licences, fixed property, etc.

Management believes that Jacobina has substantial tax losses in Brazil that under certain circumstances may be carried forward to offset future taxable income, but cannot reasonably estimate these losses and the resulting future income tax assets at this time.  Had the tax losses been determined at this time, a valuation allowance equal to the total amount of any future income tax assets would have been recorded to offset any such benefit.

Under the agreement, VVI has provided certain indemnities to the Company for liabilities not recorded at the date of acquisition.  These amounts include taxes payable to the Brazilian Federal and State authorities, for which formal refinancing arrangements have now been concluded; liabilities to third parties, which are presently subject to settlement negotiations; as well as labor and health related claims by former employees, which are being contested in court.  Arrangements have been made by VVI to settle all of the past taxes payable, totaling some $1.6 million, over periods of up to 15 years.  A conservative estimate of the claims relating to silicosis, for the period prior to the Company’s acquisition of Jacobina, and for which VVI has indemnified the Company is US$1.6 million.  It is management’s belief that the labor-related claims are substantially without merit and the Company and VVI intend to defend the actions vigorously.

b)  $11 million private placement

In September 2003, the Company issued 8,115,000 common shares at a price of $1.38 per share for total gross proceeds of $11.2 million pursuant to an underwriting agreement with Sprott Securities Inc., Griffiths McBurney & Partners, Octagon Capital Corporation and Pacific International Securities Inc.  Proceeds are to be used to fund the development of the Jacobina project in Brazil and for working capital purposes.

c)  $20 million bought deal financing

In November 2003, the Company completed a bought deal financing pursuant to which it raised $20 million through the issuance of 11,764,707 units at a price of $1.70 per unit.  Each unit consisted of one common share and one-half of one common share purchase warrant of the Company.  Each whole warrant will be exercisable at a price of $2.50 for a period of five years.  Proceeds from the offering are to be used to fund the development of the Jacobina project in Brazil and for working capital purposes.

d.  Granting of options

Subsequent to fiscal yearend, 2,593,333 stock options were granted to various Directors, officers and consultants of the Company.  The stock options are exercisable at prices ranging from $1.62 to $1.95 per share for five years and were subject to shareholder approval (granted in January 2004).

Fiscal 2003 Ended August 31, 2003

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

In February 2003, the Company completed a private placement of 4,701,065 units at $1.00 per unit, raising $4.7 million; each unit consisted of one common share and half a warrant, which entitled the holder of each full warrant to acquire one additional common share of the Company at $1.25 per share until 8/28/2004.

In July 2003, the Company completed a private placement of 4,545,455 units at $1.10 per unit, raising approximately $5 million.  Each unit consisted of one common share and one-half of one common share purchase warrant.  Each whole common share purchase warrant entitles the holder to purchase an additional common share at a price of $1.35 until July 2005.

During Fiscal 2003, the Company raised $350,450 from the exercise of share purchase warrants and $272,765 from the exercise of stock options.

Management believes it has sufficient capital to fund planned operations during Fiscal 2004.

For the above private placements the Company relied on an exemption from Securities Act registration under Regulation S and Section 4.2.

Cash Used by Fiscal 2003 Operating Activities totaled ($1,558,014), including the ($2,254,073) Net Loss; significant adjustments included $248,874 in non-cash compensation expenses and $444,233 in net changes in non-cash working capital items.  Cash Used in Fiscal 2003 Investing Activities was ($3,154,069), principally for exploration at the Jacobina Mine Property.  Cash Provided by Fiscal 2003 Financing Activities was $9,809,405, from the aforementioned equity issuances.

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

Cash Used by Fiscal 2002 Operating Activities totaled ($296,208) including the ($125,421) Net Loss; significant adjustments included ($100,199) in debt forgiveness related to old liabilities from prior businesses for which no claim was being made, a $23,249 write-off of mineral property, and ($100,233) in net changes in non-cash working capital items.  Cash Used in Fiscal 2002 Investing Activities was ($35,836) on the Jacobina Mine Property.  Cash Provided by Fiscal 2002 Financing Activities was $2,067,190, primarily from the issuance of 5,000,000 Special Warrants.

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

US GAAP versus Canadian GAAP

Exploration Stage Property Costs

Exploration property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2 of the financial statement.  For US GAAP purposes, the Company expenses, as incurred, the exploration costs and option fees relating to unproven mineral properties.  When proven and probable reserves are determined for property and a feasibility study prepared, subsequent exploration and development costs of the property would be capitalized.  The capitalized costs of such properties would then be measured periodically, for recoverability of carrying values.

Non-Cash Compensation Expenses

Under Canadian GAAP, the Company applies the intrinsic value-based method of accounting for stock-based compensation awards to employees (including Directors and officers) and accordingly no compensation cost is recognized.  Had stock-based compensation for 1,885,997 options granted to employees under the Plan since 9/9/2002 been determined on the basis of fair value at the date of the grant in accordance with the fair value method of accounting for stock-based compensation, the Company’s pro forma net loss and loss per share for the fiscal year ended 8/31/2003 would have been as follows:

	Net loss	Net loss per share
As reported	($2,254,073)	($0.09)
Add: Additional stock based compensation	(463,336)	($0.02)
Pro forma	($2,717,409)	($0.11)

The Company applies the fair value method of accounting for stock-based compensation awards to non-employees, and accordingly $248,874 was recorded as a consulting expense and contributed surplus for the 950,000 options granted to non-employees during the year ended 8/31/2003.

Under US GAAP, during the year ended 8/31/2002, the Company issued 145,000 options to non-employees that, under SFAS 123, must be recognized as a stock-based compensation expense.  The fair value of these options would have been approximately $52,000.  No options were issued to non-employees during the year ended 8/31/2001.

The following pro forma information presents the net loss for the year and the net loss per common share had the Company adopted SFAS 123 for all stock options issued to employees.

	August 31st
	2003	2002	2001
US GAAP Loss for the year	($5,614,609)	($190,008)	($51,133)
US GAAP Fair value of options issued to employees	(926,672)	(474,000)	(156,000)
US GAAP Pro forma loss	($6,541,281)	($664,008)	($207,113)

US GAAP Pro forma loss per share	($0.26)	($0.04)	($0.02)

The fair value amounts have been determined using a Black-Scholes option pricing model with the following assumptions used for the years ended 8/31/2002 and 8/31/2001:  dividend yield of 0%, expected volatility of 144% in 2002 and 116% in 2001, a risk-free interest rate of 4% and an expected life of five years.

Recent Accounting Pronouncements

a.  Foreign Currency and Hedging

In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships” (“AcG 13”) which establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company’s years ending on or after 8/1/2003.  Effective 8/1/2003, the Company will reassess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. The Company does not currently have any hedging relationships.

b.  Disposal of Long-Lived Assets and Discontinued Operations

In December 2002, the CICA issued Handbook Section 3475 for Disposal of Long-Lived Assets and Discontinued Operations with the purpose of harmonizing Canadian GAAP with US GAAP. The section is effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. The key aspects of Handbook Section 3475 are as follows:

1. a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;

2. a long-lived asset can only be classified as held for sale if certain criteria are met;

3. an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

4. a loss recognized on classification of an asset as held for sale does not include future operating losses;

5. discontinued operations are defined more broadly than previously.  They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;

6. the income statement display of discontinued operations is unchanged from previous display; and

7. various disclosures related to the disposal of long-lived assets is required.

The Company has determined that the application of Section 3475 did not have a material effect on its financial position or results of operations.

c.  Accounting for Severance and Termination Benefits

In March 2003, the EIC issued EIC Abstract 134 for Accounting for Severance and Termination Benefits, that addresses various types of severance/termination benefits related to the termination of an employee’s services prior to normal retirement.  The accounting treatment must be applied prospectively to exit/disposal activities initiated after 3/31/2003.  This Abstract harmonizes Canadian GAAP and US GAAP.

d.  Costs Associated with Exit or Disposal Activities

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 Accounting for Costs Associated with Exit or Disposal Activities (“FAS 146”).  FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, and is effective for exit or disposal activities initiated after 12/31/2002.  FAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 (“EITF 94-3”) Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain costs Incurred in Restructuring).  The principal difference between FAS 146 and EITF 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity.  FAS 146 requires that the cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas under EITF 94-3 the liability was recognized at the date of an entity’s commitment to an exit plan.  This is substantially consistent with the CICA EIC Abstract 135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring).  This new guidance is effective for fiscal years beginning after 12/31/2002, and will impact any exit or disposal activities the Company initiates after that date.

e.  Guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after 12/15/2002 about its obligations under guarantees.  FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after 12/31/2002.  FIN 45 requires the guarantor to recognize a liability for a non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur.  The initial measurement of this liability is the fair value of a guarantee at inception.  This is substantially consistent with the CICA Accounting Guideline AcG-14, Disclosure of Guarantees.  The Company does not have any guarantees under these standards.

f.  Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities” (“VIE’s”) (“FIN 46”) which requires that companies that control another entity through interests other than voting interest should consolidate the controlled entity.  In the absence of clear control through a voting equity interest, a company’s exposure (variable interests) to the economic risk and the potential rewards from a VIE’s assets and activities are the best evidence of a controlling financial interest.  VIE’s created after January 31, 2003 must be consolidated immediately. VIE’s existing prior to 2/1/2003 must be consolidated by the Company commencing with its first quarter 2004 financial statements.  The Company has determined that it does not have any VIE’s which will require consolidation.

g.  Derivatives and Hedging Activities

In April 2003, the FASB issued SFAS No, 149 “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies accounting for SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”.  In particular, it clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS No. 133; clarifies when a derivative contains a financing component; amends the definition to conform it to the language used in the FASB Interpretation No. 45; and amends certain other existing pronouncements.  This is substantially consistent with the CICA EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments.  SFAS No. 149 is effective for contracts entered into or modified after 6/30/2003 and for hedging relationships designated after 6/30/2003.  CICA EIC Abstract 128 is effective for fiscal years beginning on or after 7/1/2003.   The adoption of these new pronouncements is not expected to have a material effect on the Company’s financial position or results of operations as the Company is not involved in any hedging activities.

h.  Liabilities and Equity

On 5/15/2003, the FASB issued Statement No, 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.  The statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  Generally, the Statement is effective for financial instruments entered into or modified after 5/31/2003 and is otherwise effective at the beginning of the first interim period beginning after 6/15/2003.  The Company will adopt the provisions of the Statement on 9/1/2003.  The Company is currently assessing the impact of the new standard.

i.  Asset Retirement Obligations

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees.  This Statement is effective for financial statements issued for fiscal years beginning after 6/15/2002.  This is substantially consistent with the CICA Handbook Section 3110, Asset Retirement Obligations, which is effective for fiscal periods beginning on or after 1/1/2004.  The Company has determined that the application of SFAS 43 did not have a material effect on its financial position or results of operations.

j.  Stock-based Employee Compensation

In December 2002, the FASB issued Statement 148 (SFAS 148), “Accounting for Stock-Based Compensation – Transition and Disclosure: an amendment of FASB Statement 123” (SFAS 123), to provide alternative transition methods for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in annual financial statements about the method of accounting for stock-based employee compensation and the pro forma effect on reported results of applying the fair value based method for entities that use the intrinsic value method of accounting.  The pro forma effect disclosures are also required to be prominently disclosed in interim period financial statements.  This statement is effective for financial statements for fiscal years ending after 12/15/2002 and is effective for financial reports containing condensed financial statements for interim periods beginning after 12/15/2002, with earlier application permitted.  The Company does not plan a change to the fair value based method of accounting for stock-based employee compensation and believes that the accompanying financial statements are consistent with the new guidance in SFAS 148.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

February 29, 2003

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

                                                                         First

                                                                   Election or

Name                          Position                   Age       Appointment

------------------------------------------------------------------------------

Stan Bharti (1)               President/Director          51     February 2002

Peter Bojtos                  Director                    54         June 2002

A. John Carlesso (2)          VP Corporate Development    39      October 2003

Kamaljit Gill (3)             Asst. Corporate Secretary   34         July 2002

Kurt Menchen (4)              VP of Brazil Operations     53     February 2003

Gerald P. McCarvill (5)       Chairman/Director           57         July 2002

Nancy McInerney-Lancombe      Director                    50         July 2003

Dr. William Pearson (6)       VP of Exploration/Director  51         June 2002

Peter Tagliamonti (7)         VP Operations/COO           41     November 2003

Kenneth Taylor                Director                    69    September 2002

Tony Wonnacott (8)            Corporate Secretary         29     December 2003

Stephen Woodhead (9)          Chief Financial Officer     38          May 2003

------------------------------------------------------------------------------

(1)  He spends about three-quarters of his time on the affairs of the Company.

(2)  He spends about three-quarters of his time on the affairs of the Company.

(3)  She spends about half of his time on the affairs of the Company.

(4)  He spends full-time on the affairs of the Company.

(5)  He spends about three-quarters of his time on the affairs of the Company.

(6)  He spends about three-quarters of his time on the affairs of the Company.

(7)  He spends full-time on the affairs of the Company.

(8)  He spends about half of his time on the affairs of the Company.

(9)  He spends about two-thirds of his time on the affairs of the Company.

______________________________________________________________________________

______________________________________________________________________________

Stan Bharti, President and Director of the Company, M. Sc., DIC, P. Eng., C. Eng., brings 25 years experience in the mining, financial and public markets. Mr. Bharti obtained his first degree in Mining Engineering from Moscow, USSR in 1974 and a Master's from the University of London (Royal School of Mines) in 1976. He was also awarded the Diploma for Imperial College (DIC) in 1976.  From 1994 to August 2002, he was Senior Management and a Director of Valencia Ventures Inc.; since August 2002, he has remained a Director of this Toronto Stock Exchange listed public company involved with gold production.  Since January 2003, he has been a Director of Admiral Bay Resource Inc., a natural resource exploration company.  Since February 2003, he has been a director of Beartooth Platinum Corporation, a gold/platinum exploration company.

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

 Director = Queenstake Resources Ltd. from June 2000 to present;

 Director = LMX Resources Ltd from February 2002 to present;

 Director = Kalimantan Gold Corporation Limited from June 2002 to present;

 Director = Tournigan Gold Corp. from September 2002 to present;

 Director = GMD Resource Corp. from January 2003 to present; and

 Director = US Gold from January 2000 to present.

A. John Carlesso, VP Corporate Development, has been providing capital markets, corporate finance, and strategic marketing advice to growth-oriented companies, both public and private, across a broad range of sectors for the past nine years.

Kamaljit Gill, Assistant Corporate Secretary of the Company, has over 14 years experience in the financial and mining industries.  Ms. Gill has previously served as a director and an officer of two TSX Venture Exchange listed companies.  She was Corporate Secretary until December 2003.

Kurt Menchen, Vice-President of Brazil Operations of the Company, is a mining engineer with over 25 years experience in the development and operations of gold and diamond mines.  He graduated in 1975 from Federal University of Rio Grande do Sul in Brazil and helped explore and develop the Jacobina Prospect for Anglo American in 1976 – 1977.  In 1978 and 1979, he was seconded to Anglo’s diamond operations in Angola where he acted as Mine Superintendent and Planning Officer.  Mr. Menchen returned to Brazil in 1980 to join the Anglo American team as General Manager to open up the Jacobina Mine, initially as a 25,000 TPM operation.  He participated in the expansion to 75,000 TPM of the plant and mine (both underground and open pit).  In 1995 he left Anglo to pursue other business interests in Brazil.  In 1998, he joined William Resources (now Valencia Ventures Inc.) as Mine Manager on the same property and later in 1998 acted as General Manager until the mine closed, at which time he supervised the mine closure as well as the ongoing care and maintenance.  In July 2001, he joined DSM as Exploration Manager in Brazil.

Gerald P. McCarvill, Chairman and Director of the Company, has over twenty years experience in finance and management.  From 1992 to 1997, he was Director/President/C.E.O. of Repadre Capital Corporation, a TSX Venture Exchange traded mining royalty company.  From 1996 to 2002, he was Chief Executive Officer/President/C.E.O. of McCarvill Corporation, a diversified financial services company.  From 1997 to 2002, he was a director of RTO Enterprises Inc, a TSX Venture Exchange traded public company involved in home entertainment products/appliances/household furniture in Canada.  Since February 2003, he has been a Director of Beartooth Platinum Corporation, a gold/platinum exploration company.

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

Dr. William Pearson, Vice-President of Exploration and Director of the Company, is an Economic geologist with over 28 years experience in the national and international mining industry.  He received a B.Sc. in Geology Honours in 1974 from UBC and M.Sc. and Ph.D. degrees in 1977 and 1980, respectively from Queen's University.  He has experience in all phases of mining from grassroots exploration through to advanced exploration, mine development and underground/open pit production in a wide variety of geological environments for precious metals, base metals and industrial minerals.  Over his career, he has been a consultant to, an officer of and a director of a number of junior mining companies and has authored numerous technical reports for financings, due diligence reviews, acquisitions and pre-feasibility and feasibility studies.  Projects have been completed across Canada and in thirteen countries in South America, Europe, Australia and Africa.  From 1990 to 1996, he was the founder and President of Pearson, Hofman & Associates Ltd.  From 1996 to 1999, he was Vice-President, Exploration for William Resources Ltd.  From 2000 to 2002, he was President and Interim Executive Director of the Association of Professional Geoscientists of Ontario.

Peter Tagliamonti, VP Operations and Chief Operating Officer of the Company, is a graduate mining engineer and an Ontario registered Professional Engineer with 20 years of mining experience.  Born and raised in the Canadian mining centre of Noranda, Quebec, Mr. Tagliamonti graduated from Laurentian University in Ontario and has an MBA from the Richard Ivey School of Business at the University of Western Ontario.  In addition to English, he is proficient in Portugese and French.  He has worked with major mining companies in North America, South America and Africa, and has been employed with such leading companies as Falconbridge, Noranda, Newmont, Inco and Inmet.  From 1998 to January 2004, he was Mine Manager of Eldorado Gold Corporation’s Sao Bento Mine in Brazil.

Kenneth D. Taylor, Director of the Company, spent 25 years as a Canadian Diplomat, including Ambassador to Iran (1977 to 1980) and Consul General New York (1981 to 1984).  From 1984 to 1986, he was Senior Vice President of Nabisco Brands/RJY Nabisco.  From 1986 to 1989, he was Senior Vice President of RJR Nabisco.  Since 1990, he has been Chairman of Taylor Ryan Incorporated, an international consulting firm based in New York.  Mr. Taylor will conclude a six-year term as Chancellor of Victoria University in the University of Toronto this spring.

Tony Wonnacott, Corporate Secretary of the Company, is a corporate securities lawyer who has been called to the Ontario Bar, completed the Canadian Securities Course, obtained a Bachelor of Commerce (cum laude) and a Bachelor of Laws.  He is presently the Corporate Secretary of Admiral Bay Resources Inc. (since June 2003), Alexis Minerals Corporation (since September 2003), Beartooth Platinum Corporation (since February 2004), Crowflight Minerals Inc. (since June 2003), Largo Resources Ltd. (since September 2003) and Valencia Ventures Inc. (since April 2003).

Stephen Woodhead, Chief Financial Officer of the Company, is a senior financial executive with over 13 years of experience in the natural resource and public finance sectors. He holds a Bachelor of Commerce Degree from the University of Cape Town, South Africa and is a member of the South African Institute of Chartered Accountants. Previously, he worked for the Department of Finance in South Africa and as the corporate financial manager for Trans Hex Group Limited, a South African diamond producer listed on the Johannesburg Stock Exchange.  Mr. Woodhead relocated from Cape Town to Toronto in 1997 to establish and manage the Canadian corporate headquarters of their public (Toronto Stock Exchange) exploration subsidiary, Trans Hex International Ltd.  He is presently Chief Financial Officer and director for Admiral Bay Resources Inc. since May 2003 and Chief Financial Officer of Beartooth Platinum Corporation since February 2004.

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

No Director and/or member of Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or member of Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

Stan Bharti was a director of Galaxy Online, Inc. from December 1999 to August 2001, a Toronto Venture Exchange listed public company.  In his capacity as director, he was served with three separate lawsuits in Indiana: #1 = served on 4/9/2003 in the Adams Superior Court by three claimants in Indiana seeking damages of $340,000 collectively; #2 = served on 3/26/2003 in the Hamilton Circuit Court by Charles D. Reed seeking damages of $1,200,000; and #3 = served on 3/31/2003 in the Hendricks Circuit Court by Paul A. Reinken seeking damages of $1,200,000).  The lawsuits claim that Galaxy Online, Inc. violated Indiana securities laws when Galaxy purchased companies from the plaintiffs and paid them with common shares.  Mr. Bharti believes that he has done nothing wrong to justify these lawsuits.  Currently the lawsuits are progressing through the Canadian and United States legal systems and are being defended vigorously.

There are no family relationships between any two or more Directors or members of Senior Management.  There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Written Consulting Agreements:

Stan Bharti, Peter Taglimonte, Kurt Menchen, Gerald McCarvill, William Pearson, Stephen Woodhead and Tony Woodhead are compensated pursuant to written agreements.  Refer to Exhibits for additional details.

Cash Compensation to Senior Management and Directors

Total compensation accrued and/or paid (directly and/or indirectly) to all Senior Management during Fiscal 2003 ended 8/31/2003 was $716,745.

Table No. 7 details compensation paid/accrued for Fiscal 2003/2002/2001 for the Company’s chief executive officer, each of the Company’s each of the Company’s four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds US$100,000 per year; and any additional individuals for whom disclosure would have been provided under but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed fiscal year.

Table No. 7

Summary Compensation Table

Senior Management

_________________________________________________________________________________________

_________________________________________________________________________________________

                                                         Long-Term Compensation____

                                                            Awards          Payouts

                        Annual Compensation                   Securities

Name and                                  Other   Restricted  Underlying              All

Principal     Fiscal                     Annual        Stock    Options/    LTIP    Other

Position        Year    Salary     Bonus   Comp       Awards     SARS(#) Payouts     Comp

-----------------------------------------------------------------------------------------

Stan Bharti, President/CEO

                2003  $125,000  $116,500   $nil          nil    346,666     nil  $507,000

                2002   $20,000      $nil   $nil          nil    650,000     nil       nil

                2001      $nil      $nil   $nil          nil        nil     nil       nil

Gerald McCarvill, Chairman

                2003   $65,000   $64,000   $nil          nil    173,333     nil       nil

                2002    $5,000      $nil   $nil          nil    450,000     nil       nil

                2001      $nil      $nil   $nil          nil        nil     nil       nil

Thomas Tough, Former President

                2003      $nil      $nil   $nil          nil        nil     nil       nil

                2002      $nil      $nil   $nil          nil        nil     nil       nil

                2001      $nil      $nil   $nil          nil    714,290     nil   $18,000

-----------------------------------------------------------------------------------------

(1)  Other Compensation for Stan Bharti represents the exercise of 650,000 stock options,

     with a net fair market value of $507,000.

(2)  Other Compensation for Thomas Tough represents the exercise of  64,290 stock options,

     with a net fair market value of $7,115.

_________________________________________________________________________________________

_________________________________________________________________________________________

Table No. 8 gives certain information concerning stock option exercises during Fiscal 2003 Ended 8/31/2003 by our Senior Management and Directors.  It also gives information concerning stock option values.  During Fiscal 2003, a total of 961,790 stock options in aggregate were exercised.

Table No. 8

Aggregated Stock Options Exercises in Fiscal 2003

Fiscal Yearend Unexercised Stock Options / Stock Option Values

Senior Management/Directors

_____________________________________________________________________________

                    Nuber                                Value of Unexercised

                        of                       Number of       In-the Money

                    Shares             Unexercised Options         Options at

                  Acquired  Aggregate    at Fiscal Yearend     Fiscal Yearend

                        on      Value         Exercisable/       Exercisable/

Name              Exercise   Realized        Unexercisable      Unexercisable

-----------------------------------------------------------------------------

Stan Bharti        650,000   $507,000          346,666/nil           $221,866

Ian MacNeily       100,000    $66,000              nil/nil               $nil

Kenneth Taylor      50,000    $48,500           43,333/nil            $27,733

Kam Glll            10,000    $ 7,000           83,333/nil            $78,133

_____________________________________________________________________________

_____________________________________________________________________________

During the most recently completed fiscal year, the following incentive stock options were granted to Senior Management, Directors and employees.  No SARs (stock appreciation rights) were granted during this period.

Table No. 9

Stock Option Grants in Fiscal 2003 Ended 8/31/2003

__________________________________________________________________________________

                             Percentage                 Market Value of Securities

                          Number       of   Exer.               Underlying Options

                              of    Total  Price                           on Date

                         Options  Options    Per      Grant      Exp’r    of Grant

Name                     Granted  Granted  Share       Date       Date   Per Share

----------------------------------------------------------------------------------

Stan Bharti              346,666      12%  $1.00  2/04/2003   2/04/2008      $1.00

Gerald McCarvill         173,333       6%  $1.00  2/04/2003   2/04/2008      $1.00

William Pearson          173,333       6%  $1.00  2/04/2003   2/04/2008      $1.00

Nancy McInerney-Lacombe  100,000       4%  $1.00  7/02/2003   7/02/2008      $1.00

Peter Bojtos              86,666       3%  $1.00  2/04/2003   2/04/2008      $1.00

Kenneth Taylor            43,333       1%  $1.00  2/04/2003   2/04/2008      $1.00

Kam Gill                  43,333       1%  $1.00  2/04/2003   2/04/2008      $1.00

Ian MacNeily             200,000       7%  $0.40  9/16/2002   9/16/2007      $0.40

Mark Brennan             132,000       5%  $0.40  9/16/2002   9/16/2007      $0.40

Mark Brennan             132,000       5%  $0.60  9/16/2002   9/16/2007      $0.40

Mark Brennan             132,000       5%  $0.80  9/16/2002   9/16/2007      $0.40

Kurt Menchen             173,333       6%  $1.00  2/04/2003   2/04/2008      $1.00

Tony Wonnacott            25,000       1%  $1.00  4/23/2003   4/23/2008      $0.90

Tony Wonnacott            75,000       3%  $1.10  7/23/2003   7/23/2008      $1.10

Stephen Woodhead         100,000       1%  $1.00  4/23/2003   4/23/2008      $0.90

Management Total       2,935,997       68%

Consultants/Others       900,000       32%

Total                  3,835,997      100%

----------------------------------------------------------------------------------

(1)  Options were vested upon granting, with the exception of the options granted to Peter Tagliamonte whose options vested 25% on 3/1/2004, 25% to vest on 9/1/2004,

25% to vest on 3/1/2005 and 25% to vest on 9/1/2005.

__________________________________________________________________________________

__________________________________________________________________________________

Director Compensation.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below (and numerically totaled above) no Director received any compensation for his services as a Director, including committee participation and/or special assignments during Fiscal 2003.

The independent Directors are now paid fees in their capacity as Directors of the Company; each independent Director is paid $1,000 per fiscal quarter.  The independent Directors are paid fees in their capacity for sitting on various committees of the Board of Directors; those Committees are the Corporate Governance Committee, the Nominating Committee, the Audit Committee and the Compensation Committee; see discussion below regarding additional information on these Committees.  The chairs of each of the Committees are paid $1,000 per fiscal quarter with the remaining Committee members receiving $500 per fiscal quarter.  The payment of all of the above directors’ fees was introduced 7/25/2003.  The independent Directors are Peter Bojtos, Nancy McInerney-Lacombe and Ken Taylor.

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees and consultants.  Refer to ITEM #6.E., "Share Ownership" and Table No. 8/9/10 for additional information.

Change of Control Remuneration.  The Company had no formal plans in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2004 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.  However, consulting agreements with certain of the Senior Management contain options whereby each could be paid one-year’s base compensation.  These amounts for the following individuals could be: Peter Tagliamonte = US$190,000; Stan Bharti = CDN$180,000; William Pearson = CDN$150,000; Stephen Woodhead = CDN$120,000; Gerald McCarvill = CDN$100,000;; Kurt Menchen = CDN$90,000; Tony Wonnacott = CDN$75,000; and John Carlesso = CDN$60,000.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.  Nevertheless, individual Senior Management have management contracts that stipulate bonuses under certain conditions.

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2003 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Board of Directors has appointed four Committees:

a.  Audit Committee

b.  Compensation Committee

c.  Corporate Governance Committee

d.  Nominating Committee

The Audit Committee is chaired by Nancy McInerney-Lacombe with Peter Bojtos and Kenneth Taylor comprising the remainder of the Committee.  All members of this Committee are independent Directors.  The Audit Committee is designed such that it has direct communication channels with the Chief Financial Officer and external auditors to discuss and review specific issues as appropriate.  The Audit Committee is directly responsible for ensuring that management has designed and implemented an effective system of internal control.  Additionally, the Audit Committee is responsible for the review of the annual and interim financial statements.  Following this review, the Committee then makes a recommendation to the Board for approval.  The Audit Committee met once during Fiscal 2003 and has met twice during Fiscal 2004 to date.

The Compensation Committee is chaired by Kenneth Taylor with Gerald McCarvill and Nancy McInerney-Lacombe comprising the remainder of the Committee.  Gerald McCarvill is the only member of this Committee who is not an independent Director.  The Compensation Committee is responsible for making recommendations to the Board relating to a review of the adequacy and form of compensation of Directors and Senior Management and ensures that compensation realistically reflects the responsibilities and risks involved in being an effective Director and/or a member of Senior Management.  The Compensation Committee met once during Fiscal 2003 and has not met during Fiscal 2004 to date.

The Corporate Governance Committee is chaired by Peter Bojtos with Nancy McInerney-Lacombe and Kenneth Taylor comprising the remainder of the Committee.  All members of this Committee are independent Directors.  The Corporate Governance Committee is responsible for making recommendations to the Board relating to: (1) the adoption of a strategic planning process; (2) the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks; (3) the succession planning, including appointing, training and monitoring of senior management; (4) the development of a communications policy for the Company; (5) the integrity of the Company’s internal control and management information systems; and (6) the development of the Company’s approach to corporate governance issues, including, amongst other things, the Corporation’s response to the guidelines set once during Fiscal 2003 and has not met during Fiscal 2004 to date.

The Nominating Committee is chaired by Gerald McCarvill with Peter Bojtos and Kenneth Taylor comprising the remainder of the Committee.  Gerald McCarvill is the only member of this Committee who is not an independent Director.  The Nominating Committee is responsible for making recommendations to the Board relating to: (1) the proposal of new nominees to the Board; (2) the assessment of current directors on an ongoing basis; (3) the implementation of a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors; (4) an orientation and education program for new recruits to the Board; and (5) the examination of the size of the Board with a view to determining the impact of the number upon effectiveness and to undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making. .  The Nominating Committee did not meet during Fiscal 2003 and has not met during Fiscal 2004 to date.

6.D.  Employees

As of 8/31/2003, 8/31/2002, and 8/31/2001, respectively, the Company had nine, four and two employees, including the Senior Management; all these “employees” were employed as independent contractors.

6.E.  Share Ownership

Table No. 10 lists, as of 2/29/2004, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.  Table No. 10 also includes data on other persons/companies where the Company is aware that a shareholder has 5% or greater beneficial interest in the Company’s securities.  Refer to Table No. 11 and No. 12 for additional information.

Table No. 10

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

Title                                             Amount and Nature    Percent

  of                                                  of Beneficial         of

Class    Name of Beneficial Owner                         Ownership    Class #

------------------------------------------------------------------------------

Common   Stan Bharti (1)                                  2,406,666       4.2%

Common   Gerald McCarvill (2)                             1,884,333       3.3%

Common   William Pearson (3)                                573,333       1.0%

Common   Peter Bojtos (4)                                   479,999       0.8%

Common   Peter Tagliamonti (5)                              400,000      <0.1%

Common   Kurt Menchen (6)                                   373,333      <0.1%

Common   Nancy McInerney-Lacombe (7)                        283,333      <0.1%

Common   Anthony Wonnacott (8)                              254,000      <0.1%

Common   Kenneth Taylor (9)                                 226,666      <0.1%

Common   Stephen Woodhead (10)                              200,000      <0.1%

Common   Kamaljit Gill (11)                                 208,333      <0.1%

Common   Albert Carlesso (12)                               125,000      <0.1%

Total Directors/Management/5% Holders                     7,424,996      13.0%

------------------------------------------------------------------------------

 (1)  1,346,666 represent currently exercisable stock options.

 (2)  1,233,333 represent currently exercisable stock options.

        125,000 represent currently exercisable warrants.

 (3)    573,333 represent currently exercisable stock options.

 (4)    369,999 represent currently exercisable stock options.

 (5)    400,000 represent currently exercisable stock options.

 (6)    373,333 represent currently exercisable stock options.

 (7)    283,333 represent currently exercisable stock options.

 (8)    250,000 represent currently exercisable stock options.

 (9)    226,666 represent currently exercisable stock options.

 (10)   208,333 represent currently exercisable stock options.

 (11)   125,000 represent currently exercisable stock options.

# Based on 57,176,543 shares outstanding as of 2/29/2004 and stock options/

  share purchase warrants held by each beneficial holder exercisable within sixty days..

______________________________________________________________________________

______________________________________________________________________________

Stock Options.  The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the Toronto Exchange and the Ontario Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written stock option plan (the ”Plan”) on 2/12/2003.  The Plan was amended 1/21/2004 to increase the number of stock options grantable to 8,500,000.

The purpose of the Plan is to attract, retain and motivate management, staff and consultants by providing them with the opportunity, through share options, to acquire a propriety interest in the Company and benefit from its growth.

The options are non-assignable and may be granted for a term not exceeding five years.  Other material aspects of the Plan are described below:

a.  a total of 8,500,000 shares may be reserved for issue under the Plan;

b.  options granted under the Plan will terminate 90 days following the termination of an optionee's employment or the optionee ceasing to be a director or consultant and 30 days if the optionee is an investor relations employee, unless the directors of the Company otherwise determine;

c.  options granted under the Plan will terminate one year following the death of an optionee;

d.  the total number of shares which may be reserved for issuance to any one individual under the Plan shall not exceed 5% of the total number of issued and outstanding common shares and the total number of shares which may be reserved for issuance to related persons (being directors and officers of the Corporation, and their associates) under the Plan shall not exceed 10% of the total number of issued and outstanding common shares; and

e.  options will be granted at prices determined by the board of directors on the basis of the market price, where "market price" shall mean the prior trading day closing price of the shares of the Company on any stock exchange on which the shares are listed or last trading price on the prior trading day on any dealing network where the shares trade, and where there is no such closing price or trade on the prior trading day “market price” shall mean the average of the most recent bid and ask of the shares of the Company on any stock exchange on which the shares of the Company trade.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 11 as of 2/29/2004, as well as the number of options granted to Directors and independent contractors.

Table No. 11

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

                             Number of    CDN$

                                Common    Exer.               Grant    Expir’n

Name                            Shares    Price                Date       Date

------------------------------------------------------------------------------

Gerry McCarvill                450,000    $0.38           7/11/2002  7/11/2007

                               173,333    $1.00           2/04/2003  2/04/2008

 300,000    $1.62           9/22/2003  9/22/2008

 300,000    $1.70          12/22/2003 12/22/2008

Stan Bharti                    346,666    $1.00           2/04/2003  2/04/2008

 500,000    $1.62           9/22/2003  9/22/2008

 500,000    $1.70          12/22/2003 12/22/2008

William Pearson                 50,000    $0.38           7/11/2002  7/11/2007

                               173,333    $1.00           2/04/2003  2/04/2008

 200,000    $1.62           9/22/2003  9/22/2008

                               150,000    $1.70          12/22/2003 12/22/2008

Peter Bojtos                   100,000    $0.38           7/11/2002  7/11/2007

                                86,666    $1.00           2/04/2003  2/04/2008

 100,000    $1.62           9/22/2003  9/22/2008

                                83,333    $1.70          12/22/2003 12/22/2008

Kurt Menchen                   173,333    $1.00           2/04/2003  2/04/2008

 200,000    $1.62           9/22/2003  9/22/2008

Nancy E. McInernery            100,000    $1.00           7/02/2003  7/02/2008

 100,000    $1.62           9/22/2003  9/22/2008

                                83,333    $1.70          12/22/2003 12/22/2008

Stephen Woodhead                50,000    $1.00           4/23/2003  4/23/2008

 100,000    $1.62           9/22/2003  9/22/2008

                                50,000    $1.70          12/22/2003 12/22/2008

Kam Gill                        40,000    $0.38           7/11/2002  7/11/2007

                                43,333    $1.00           2/04/2003  2/04/2008

 100,000    $1.62           9/22/2003  9/22/2008

                                25,000    $1.70          12/22/2003 12/22/2008

Tony Wonnacott                  25,000    $1.00           4/23/2003  4/23/2008

                                75,000    $1.10           7/23/2003  7/23/2008

 100,000    $1.62           9/22/2003  9/22/2008

                                50,000    $1.70          12/22/2003 12/22/2008

Kenneth Taylor                  43,333    $1.00           2/04/2003  2/04/2008

                               100,000    $1.62           9/22/2003  9/22/2008

                                83,333    $1.70          12/22/2003 12/22/2008

John Carlesso                  100,000    $1.62           9/22/2003  9/22/2008

                                25,000    $1.70          12/22/2003 12/22/2008

Peter Tagliamonte              400,000    $1.65          10/22/2003 10/22/2008

Total Officers/Directors     5,579,996

Total Other                  1,368,500

Total                        6,948,496

______________________________________________________________________________

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

7.A.1.c.  Different Voting Rights.

The Company is unaware of any persons/companies who hold 5% or greater beneficial ownership in the Company.  The Company’s major shareholders do not have different voting rights.  Refer to ITEM #6.E, and Table No. 10 / No.11.

7.A.2.  Canadian Share Ownership.

On 12/19/2003, the Company’s shareholders’ list showed 57,160,043 common shares outstanding and 461 registered shareholders.  111 registered shareholders were resident in Canada holding 51,554,386 common shares; 349 registered shareholders were resident in the United States holding 5,605,640 common shares; and one registered shareholder was resident in one other country holding 17 common shares.

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

7.A.4.  Change of Control of Company Arrangements.   No Disclosure Necessary

7.B.  Related Party Transactions

Shared Office

The Company rents its offices under its own name and shares the facilities with other private and public companies: Forbes & Manhattan, Inc., Valencia Ventures Inc., Crowflight Minerals Inc., Admiral Bay Resources Inc., Alexis Minerals Corporation, Beartooth Platinum Corporation and Largo Resources Ltd.

Acquisition of Jacobina Property

Stan Bharti, the President/CEO of the Company, is also a director and former officer of VVI (formerly William Multi-Tech Inc. and, prior to that, William Resources Inc.), the entity from which the Company acquired the Jacobina Property.  At the time that the Company and VVI entered into the agreement that entitled the Company to earn a 51% interest in the Jacobina Property, Mr. Bharti was not an officer or Director of the Company.  At the time that VVI granted the Company the option to acquire the remaining 49% interest in the Jacobina Property, Mr. Bharti refrained from participating in the negotiations that led to the granting of the option, declared his interest in the matter and refrained from voting at the directors meetings held to approve the granting of the option.

Indirect Payments to Stan Bharti, President/Director

Pursuant to an administrative services agreement, effective June 2002, entered into between the Company and Forbes & Manhattan Inc. ("FMI"), a corporation controlled by Mr. Stan Bharti, fees in the amount of $90,000 and $22,500 were paid during the Fiscal 2003/Fiscal 2002, respectively, in respect of office and other administrative services performed by FMI for the Company.

7.C.  Interests of Experts and Counsel   --- No Disclosure Necessary ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The consolidated financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of McGovern Hurley Cunningham and DeVisser Gray, independent Chartered Accountants, are included herein immediately preceding the consolidated financial statements.

Audited Financial Statements:

  Fiscal 2003/2002/2001 Ended August 31st

8.A.7.  Legal/Arbitration Proceedings

Under the agreement to acquire the remaining 49% of the Jacobina Mine, VVI has provided certain indemnities to the Company for liabilities not recorded at the date of acquisition.  These amounts include taxes payable to the Brazilian Federal and State authorities, for which formal refinancing arrangements have now been concluded; liabilities to third parties, which are presently subject to settlement negotiations; as well as labor and health related claims by former employees, which are being contested in court.  Arrangements have been made by VVI to settle all of the past taxes payable, totaling some $1.6 million, over periods of up to 15 years.  A conservative estimate of the claims relating to silicosis, for the period prior to the Company’s acquisition of Jacobina, and for which VVI has indemnified the Company is US$1.6 million.  It is management’s belief that the labor-related claims are substantially without merit and the Company and VVI intend to defend the actions vigorously.

Other than described above, the Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

Other than described above, the Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

No undisclosed significant change has occurred since the date of the annual financial statements, and/or since the date of the most recent interim financial statements.

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares trade on the Toronto Stock Exchange in Toronto, Ontario, Canada, under the symbol "DSM".  The initial public offering was effective on the TSX Venture Exchange on 8/26/1994 under a former name, "Fredonia Oil & Gas Ltd.", where it traded until 7/23/2003.

The Company’s common shares were listed on the Berlin Stock Exchange on 6/9/2003, with the trading symbol of DRT; trading activity has been limited with total volume through 2/29/2004 of 560,828.  The closing price on 8/31/2003 was euro$1.02; the closing price on 2/29/2004 was euro$0.87.  The Company’s common shares were listed on the Frankfurt Stock Exchange on 10/7/2003, with the trading symbol of DRT; trading activity has been limited with a closing price on 2/29/2004 of euro$0.87.

Table No. 9 lists the volume of trading and high, low and closing sales prices on the Toronto Stock Exchange (TSX Venture Exchange prior to 7/23/2003 and the Canadian Venture Exchange prior to 8/2/2002 and the Vancouver Stock Exchange prior to November 1999) for actual trades of common shares of the Company for the last six months, last eight fiscal quarters, and last five fiscal years.

Table No. 12

Toronto Stock Exchange

Common Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

                                                                     - Sales -

Period                                                        Canadian Dollars

Ended                                  Volume           High     Low   Closing

------------------------------------------------------------------------------

Monthly

 2/29/2004                          6,308,539          $1.70   $1.36     $1.48

 1/31/2004                          6,674,800          $1.78   $1.26     $1.41

12/31/2003                          5,062,044          $2.00   $1.48     $1.72

11/30/2003                         10,109,957          $2.19   $1.67     $2.00

10/31/2003                          7,386,980          $1.75   $1.40     $1.74

 9/30/2003                          5,406,200          $1.79   $1.46     $1.56

------------------------------------------------------------------------------

Quarterly

 8/31/2003                          9,705,584          $1.64   $0.83     $1.64

 5/31/2003                          4,327,847          $0.97   $0.77     $0.82

 2/28/2003                         14,185,566          $1.14   $0.48     $0.91

11/30/2002                          5,182,620          $0.61   $0.37     $0.54

 8/31/2002                          2,532,858          $0.54   $0.26     $0.37

 5/31/2002                          1,004,504          $0.60   $0.21     $0.52

 2/28/2001                            601,520          $0.46   $0.13     $0.38

11/30/2001                             48,000          $0.18   $0.11     $0.15

------------------------------------------------------------------------------

Yearly

 8/31/2003                         33,401,617          $1.64   $0.37     $1.64

 8/31/2002                          4,186,882          $0.60   $0.11     $0.37

 8/31/2001                            106,564          $0.25   $0.11     $0.12

 8/31/2000                            590,361          $0.29   $0.08     $0.15

 8/31/1999                          1,059,516          $0.45   $0.10     $0.25

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

Stock Options

Refer to ITEM 6.E. and Tables No. 8/9/11 for additional information.

Share Purchase Warrants

Table No. 13 lists, as of 2/29/2004, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  As of 2/29/2004, the Company was aware of 13 holders of its 5,882,353 share purchase warrants, seven of whom were resident in Canada and five resident in the United States.

Table No. 13

Share Purchase Warrants Outstanding

______________________________________________________________________________

______________________________________________________________________________

              Number of    Number of

              Share        Share                                    Expiration

              Purchase     Purchase                                    Date of

Effective     Warrants     Warrants                                      Share

Date of       Originally   Still                                      Purchase

Issuance      Issued       Outstanding    Year #1 Year #2             Warrants

------------------------------------------------------------------------------

 5/17/2002       500,000             0      $0.25   $0.28            5/17/2004

 8/03/2002     3,000,000       600,000      $0.50                    8/03/2004

 2/18/2003     2,350,533     2,275,533      $1.25                    8/18/2004

 7/22/2003     2,172,727     2,168,727      $1.35                    7/22/2005

 7/22/2003       227,272       227,272      $1.10                    7/22/2005

 7/22/2003       113,636       113,636      $1.35                    7/22/2005

11/20/2003     5,882,353     5,882,353      $2.50                   11/20/2008

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

The common shares trade on the Berlin Stock Exchange, in Germany.

The common shares trade on the Frankfurt Stock Exchange, in Germany.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 8/31/2003, 8/31/2002, and 8/31/2001, there were authorized an unlimited number of common shares without par value.  At these dates, there were 32,868,484, 16,825,108, and 15,535,818 common shares issued and outstanding, respectively.

During the last five years, less than 10% of the capital has been “paid for” with assets other than cash.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

--- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to Table No. 8, Table No. 9, Table No. 11 and Table No. 13. ---

10.A.6.  History of Share Capital

The Company has financed its operations through funds raised in public/private placements of common shares and Special Warrants; and shares issued upon conversion of Special Warrants.

______________________________________________________________________________

                                                        Number of      Capital

Date          Nature of Share Issuance                     Shares       Raised

------------------------------------------------------------------------------

Fiscal 2000:  Mineral Property acquisition          44,000 Shares       $8,360

              Special Warrants                   2,500,000 Shares     $236,250

Fiscal 2002:  Private Placement                    500,000 Shares     $100,000

              Exercise of Stock Options            789,290 Shares      $94,715

Fiscal 2003:  Special Warrants                   5,000,000 Warrants $1,872,475

              Exercise of Stock Options            961,790 Shares     $272,764

              Private Placements                 9,246,250 Units    $9,086,190

              Exercise of Warrants                 835,000 Shares     $350,450

Fiscal 2004:  Warrants Exercised                 2,244,000 Shares   $1,640,697

              Options Exercised                    332,500 Shares     $205,350

  9/10/2003   Private Placement                  8,115,000 Shares  $11,198,700

 10/16/2003   Jacobina Property                  1,851,852 Shares   $3,000,000

 11/20/2003   Private placement                 11,764,707 Units   $17,684,071

______________________________________________________________________________

10.A.7.  Resolutions/Authorizations/Approvals

--- No Disclosure Necessary ---

10.B.  Memorandum and Articles of Association

       --- No Disclosure Necessary ---

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended 8/31/2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares.  Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%.  If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 5% of the gross amount of the dividend.  The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

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

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include half of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct half of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

The following is a brief summary of the principal United States income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the "Act" and the "Treaty", is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada.  For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares.  The gain or loss will be a capital gain or capital loss if the Company's common shares are a capital asset in U.S. Taxpayer's hands.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 8/31/2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

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

10.G.  Statement by Experts   --- No Disclosure Necessary ---

10.H.  Document on Display    --- No Disclosure Necessary ---

10.I.  Subsidiaries.  The Company has three wholly owned subsidiaries: Desert Sun de Mexico S.R.L. de C.V. incorporated in Mexico (inactive); DSM Participacoes Ltd., incorporated in Brazil; and Jacobina Mineração e Comercio Ltda., incorporated in Brazil.

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

ITEM 16A.  Audit Committee Financial Expert         ---Not Applicable ---

ITEM 16B.  Code of Ethics                           ---Not Applicable ---

ITEM 16C.  Principal Accountant Fees and Services   ---Not Applicable ---

ITEM 16D.  Exemptions from the Listing Standards for Audit Committees

ITEM 16E   Purchases of Equity Securities by the Issue/Affiliated Purchasers.

           --- Not Applicable ---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the consolidated financial statements.

The consolidated financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of McGovern Hurley Cunningham and DeVisser Gray, independent Chartered Accountants, are included herein immediately preceding the audited financial statements.

Audited Financial Statements

 Auditor's Report, dated 11/22/2003

 Consolidated Balance Sheets at 8/31/2003 and 8/31/2002

 Consolidated Statement of Shareholders’ Equity

  from inception on 5/21/1980 through Fiscal 2003 Ended 8/31/2003

 Consolidated Statements of Operations and Deficit

   for the years ended 8/31/2003, 8/31/2002, and 8/31/2001

   cumulative from inception on 5/21/1980

 Consolidated Statements of Cash Flows

   for the years ended 8/31/2003, 8/31/2002, and 8/31/2001

   cumulative from inception on 5/21/1980

Notes to Consolidated Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

                                                                          Page

1.  Articles of Incorporation/Bylaws as currently in effect:

    Incorporated by reference to Form 20-F Annual Reports and Form 6-K’s.

2.  Instruments defining the rights of holders of equity or

      debt securities being registered.

       --- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:             No Disclosure Necessary

4.  Material Contracts:

    Incorporated by reference to Form 20-F Annual Reports and Form 6-K’s.

5.  Foreign Patents:                     No Disclosure Necessary

6.  Earnings Per Share Calculation:      No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary

8.  List of Subsidiaries:

    Incorporated by reference to Form 20-F Annual Reports and Form 6-K’s.

9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16:        No Disclosure Necessary

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a)........88

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code       90

14.  Additional Exhibits:

     Incorporated by reference to Form 20-F Annual Reports and Form 6-K’s.

DESERT SUN MINING CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003

(Stated in Canadian Dollars)

DESERT SUN MINING CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003

INDEX

PAGE

Auditors’ Report

1

Consolidated Balance Sheets

2

Consolidated Statement of Shareholders’ Equity

3 - 5

Consolidated Statements of Operations and Deficit

6

Consolidated Statements of Cash Flows

7

Notes to the Consolidated Financial Statements

8 - 21

AUDITORS’ REPORT

To the Shareholders of

Desert Sun Mining Corp.

(An Exploration Stage Company)

We have audited the consolidated balance sheet of Desert Sun Mining Corp. (An Exploration Stage Company) as at August 31, 2003 and the consolidated statements of shareholders’ equity, operations and deficit and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the United States.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at August 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at August 31, 2002 and for the years ended August 31, 2002 and 2001 were audited by another firm of Chartered Accountants who expressed an opinion without reservation on those statements in their report dated November 19, 2002.

McGOVERN, HURLEY, CUNNINGHAM, LLP

Signed “McGovern, Hurley, Cunningham, LLP”

Chartered Accountants

TORONTO, Canada

November 21, 2003

DESERT SUN MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)	August 31, 2003 $	August 31, 2002 $

ASSETS

CURRENT
Cash and equivalents	6,832,461	1,735,139
Amounts receivable and prepaid expenses	68,742	41,313
	6,901,203	1,776,452

EXPLORATION PROPERTY, PLANT AND EQUIPMENT (Note 3)	3,147,498	35,836

EQUIPMENT (Note 4)	39,455	-

	10,088,156	1,812,288

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	487,632	15,970

CONTINGENCY (Note 10)

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 6(a) and (b))	16,952,085	7,132,582

WARRANTS (Note 6(g))	1,682,832	-

SPECIAL WARRANTS (Note 6(c))	-	1,872,475

CONTRIBUTED SURPLUS (Notes 6(d) and (f))	428,419	-

DEFICIT	(9,462,812)	(7,208,739)

	9,600,524	1,796,318

	10,088,156	1,812,288

NATURE OF OPERATIONS (Note 1)

Approved on behalf of the Board of Directors:

                                                                       , Director

                                                                       , Director

See accompanying notes to these consolidated financial statements.

DESERT SUN MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

	Common Shares		Warrants $	Consolidated Surplus and Others $	Accumulated Deficit $	Total $
(Stated in Canadian Dollars)	#	$
Balance at inception - 21 May 1980	-	-	-	-	-	-
Issuance of shares for cash	1,985,000	358,400	-	-	-	358,400
Issuance of shares for property interest	200,000	40,000	-	-	-	40,000
Loss for the period	-	-	-	-	(76,005)	(76,005)

Balance - 30 June 1981	2,185,000	398,400	-	-	(76,005)	322,395
Issuance of shares for cash	50,000	20,000	-	-	-	20,000
Issuance of shares for property interest	(200,000)	(40,000)	-	-	-	(40,000)
Loss for the period	-	-	-	-	(103,570)	(103,570)

Balance - 30 June 1982	2,035,000	378,400	-	-	(179,575)	198,825
Issuance of shares for cash	310,000	146,000	-	-	-	146,000
Loss for the period	-	-	-	-	(207,254)	(207,254)

Balance - 30 June 1983	2,345,000	524,400	-	-	(386,829)	137,571
Issuance of shares for cash	100,000	15,000	-	-	-	15,000
Issuance of shares on settlement of debt	337,300	79,297	-	-	-	79,297
Loss for the period	-	-	-	-	(119,422)	(119,422)

Balance - 30 June 1984	2,782,300	618,697	-	-	(506,251)	112,446
Consolidation of shares on a 1 for 4 basis	(2,086,725)	-	-	-	-	-

Balance after consolidation	695,575	618,697	-	-	(506,251)	112,446
Loss for the period	-	-	-	-	(222,162)	(222,162)

Balance - 30 June 1985	695,575	618,697	-	-	(728,413)	(109,716)
Exercise of options	50,806	25,702	-	-	-	25,702
Issuance of shares on settlement of debt	656,114	121,438	-	-	-	121,438
Loss for the period	-	-	-	-	(90,922)	(90,922)

Balance - 30 June 1986	1,402,495	765,837	-	-	(819,335)	(53,498)
Issuance of shares for cash	1,090,625	446,222	-	-	-	446,222
Exercise of options	50,000	38,500	-	-	-	38,500
Exercise of warrants	300,000	240,000	-	-	-	240,000
Issuance of shares on settlement of debt	13,258	11,800	-	-	-	11,800
Share issuance costs	-	(85,000)	-	-	-	(85,000)
Loss for the period	-	-	-	-	(199,462)	(199,462)

Balance - 30 June 1987	2,856,378	1,417,359	-	-	(1,018,797)	398,562
Issuance of shares for cash	424,000	372,590	-	-	-	372,590
Exercise of options	141,319	113,226	-	-	-	113,226
Exercise of warrants	7,500	8,250	-	-	-	8,250
Issuance of shares for property interest	150,000	202,250	-	-	-	202,250
Loss for the period	-	-	-	-	(310,420)	(310,420)

Balance - 30 June 1988	3,579,197	2,113,675	-	-	(1,329,217)	784,458
Issuance of shares for cash	138,887	92,500	-	-	-	92,500
Exercise of options	439,244	273,001	-	-	-	273,001
Issuance of shares for property interest	68,323	30,062	-	-	-	30,062
Loss for the period	-	-	-	-	(363,636)	(363,636)
Balance - 30 June 1989	4,225,651	2,509,238	-	-	(1,692,853)	816,385

See accompanying notes to these consolidated financial statements.

DESERT SUN MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

	Common Shares		Warrants $	Consolidated Surplus and Others $	Accumulated Deficit $	Total $
(Stated in Canadian Dollars)	#	$

Balance - 30 June 1989	4,225,651	2,509,238	-	-	(1,692,853)	816,385
Issuance of shares for cash	684,210	130,000	-	-	-	130,000
Exercise of options	2,314,230	538,030	-	-	-	538,030
Issuance of shares on settlement of debt	777,984	140,037	-	-	-	140,037
Issuance of shares for property interest	100,000	18,000	-	-	-	18,000
Issuance of shares for equipment	200,000	49,000	-	-	-	49,000
Loss for the period	-	-	-	-	(226,197)	(226,197)

Balance - 30 June 1990	8,302,075	3,384,305	-	-	(1,919,050)	1,465,255
Consolidation of shares on a 1 for 6 basis	(6,918,396)	-	-	-	-	-

Balance after consolidation	1,383,679	3,384,305	-	-	(1,919,050)	1,465,255
Issuance of shares for cash	1,000,000	405,000	-	-	-	405,000
Exercise of options	21,286	19,158	-	-	-	19,158
Issuance of warrants	26,316	30,000	-	-	-	30,000
Loss for the period	-	-	-	-	(184,483)	(184,483)

Balance - 30 June 1991	2,431,281	3,838,463	-	-	(2,103,533)	1,734,930
Issuance of shares for cash	137,000	55,485	-	-	-	55,485
Exercise of warrants	11,000	4,950	-	-	-	4,950
Loss for the period	-	-	-	-	(32,776)	(32,776)

Balance - 31 August 1991	2,579,281	3,898,898	-	-	(2,136,309)	1,762,589
Issuance of shares for cash	389,000	101,140	-	-	-	101,140
Exercise of options	390,000	200,000	-	-	-	200,000
Exercise of warrants	366,500	174,515	-	-	-	174,515
Loss for the period	-	-	-	-	(533,739)	(533,739)

Balance - 31 August 1992	3,724,781	4,374,553	-	-	(2,670,048)	1,704,505
Exercise of options	242,074	36,311	-	-	-	36,311
Loss for the period	-	-	-	-	(2,001,735)	(2,001,735)

Balance - 31 August 1993	3,966,855	4,410,864	-	-	(4,671,783)	(260,919)
Issuance of shares on settlement of debt	1,613,400	242,010	-	-	-	242,010
Consolidation of shares on a 1 for 5 basis	(4,464,204)	-	-	-	-	-

Balance after consolidation	1,116,051	4,652,874	-	-	(4,671,783)	(18,909)
Loss for the period	-	-	-	-	(30,725)	(30,725)

Balance - 31 August 1994	1,116,051	4,652,874	-	-	(4,702,508)	(49,634)
Issuance of shares for cash	1,400,000	215,269	-	-	-	215,269
Exercise of warrants	170,000	44,200	-	-	-	44,200
Loss for the period	-	-	-	-	(97,936)	(97,936)

Balance - 31 August 1995	2,686,051	4,912,343	-	-	(4,800,444)	111,899
Stock split on a 2 for 1 basis	2,686,051	-	-	-	-	-

Balance after stock split	5,372,102	4,912,343	-	-	(4,800,444)	111,899

See accompanying notes to these consolidated financial statements.

DESERT SUN MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

	Common Shares	Warrants $		Consolidated Surplus and Others $	Accumulated Deficit $	Total $
(Stated in Canadian Dollars)	#	$

Balance after stock split (Continued)	5,372,102	4,912,343	-	-	(4,800,444)	111,899
Issuance of shares for cash	2,328,324	551,142	-	-	-	551,142
Exercise of warrants	173,680	49,499	-	-	-	49,499
Issuance of shares for property interest	400,000	180,000	-	-	-	180,000
Loss for the period	-	-	-	-	(396,596)	(396,596)

Balance - 31 August 1996	8,274,106	5,692,984	-	-	(5,197,040)	495,944
Issuance of shares for cash	420,000	380,000	-	-	-	380,000
Share issue costs	18,803	-	-	-	-	-
Exercise of warrants	3,926,154	531,423	-	-	-	531,423
Loss for the period	-	-	-	-	(563,475)	(563,475)

Balance - 31 August 1997	12,639,063	6,604,407	-	-	(5,760,515)	843,892
Issuance of shares for cash	115,000	26,450	-	-	-	26,450
Exercise of options	250,000	57,500	-	-	-	57,500
Loss for the period	-	-	-	-	(311,640)	(311,640)

Balance - 31 August 1998	13,004,063	6,688,357	-	-	(6,072,155)	616,202
Issuance of shares for property interest	4,411	3,750	-	-	-	3,750
Exercise of warrants	5,000	1,150	-	-	-	1,150
Loss for the period	-	-	-	-	(903,772)	(903,772)

Balance - 31 August 1999	13,013,474	6,693,257	-	-	(6,975,927)	(282,670)
Shares held in escrow cancelled	(21,656)	-	-	-	-	-
Loss for the period	-	-	-	-	(68,822)	(68,822)

Balance, August 31, 2000	12,991,818	6,693,257	-	-	(7,044,749)	(351,492)
Shares issued for property interest	44,000	8,360	-	-	-	8,360
Special warrants issued for cash	2,500,000	236,250	-	-	-	236,250
Loss for the period	-	-	-	-	(38,569)	(38,569)

Balance, August 31, 2001	15,535,818	6,937,867	-	-	(7,083,318)	(145,451)
Private placements	500,000	100,000	-	-	-	100,000
Exercise of stock options	789,290	94,715	-	-	-	94,715
Issuance of special warrants for cash	-	-	-	1,872,475	-	1,872,475
Loss for the period	-	-	-	-	(125,421)	(125,421)

Balance, August 31, 2002	16,825,108	7,132,582	-	1,872,475	(7,208,739)	1,796,318
Issuance of special warrants for cash	-	-	-	100,000	-	100,000
Conversion of special warrants	5,000,000	1,419,047	553,428	(1,972,475)	-	-
Private placements	9,246,520	7,694,174	1,212,471	179,545	-	9,086,190
Stock-based compensation	-	-	-	248,874	-	248,874
Exercise of warrants	835,000	433,517	(83,067)	-	-	350,450
Exercise of stock options	961,790	272,765	-	-	-	272,765
Adjustment	66	-	-	-	-	-
Loss for the period	-	-	-	-	(2,254,073)	(2,254,073)

Balance, August 31, 2003	32,868,484	16,952,085	1,682,832	428,419	(9,462,812)	9,600,524

See accompanying notes to these consolidated financial statements.

DESERT SUN MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Stated in Canadian Dollars)	Cumulative from Inception (May 21, 1980) to August 31, 2003 $	Year Ended August 31, 2003 $	Year Ended August 31, 2002 $	Year Ended August 31, 2001 $

REVENUE	-	-	-	-

EXPENSES
Amortization	29,227	2,952	959	1,599
Bank charges and interest	39,966	4,993	3,247	913
Consulting fees	428,504	401,769	26,735	-
Foreign exchange loss/(gain)	6,625	7,644	(1,095)	(23)
Investor relations and shareholders information	391,247	389,112	2,117	-
Management and administrative services	749,745	716,745	33,000	-
Office and miscellaneous	3,107,406	114,827	17,190	28,019
Professional fees	209,508	118,678	28,307	17,312
Rent	66,634	65,134	1,500	-
Telephone	53,226	49,794	3,432	-
Transfer agent, listing and filing fees	206,785	167,162	15,440	18,288
Travel and entertainment	366,807	297,705	68,516	586
Write-off of property interests	3,910,160	-	23,249	-
Write-off of equipment	168,348	-	5,437	-
Forgiveness of amounts payable	(154,741)	-	(100,199)	(28,018)

	9,579,447	2,336,515	127,835	38,676

Loss before the undernoted	(9,579,447)	(2,336,515)	(127,835)	(38,676)
Interest income	116,635	82,442	2,414	107

NET LOSS FOR THE PERIOD	(9,462,812)	(2,254,073)	(125,421)	(38,569)

DEFICIT, beginning of period	-	(7,208,739)	(7,083,318)	(7,044,749)

DEFICIT, end of period	(9,462,812)	(9,462,812)	(7,208,739)	(7,083,318)

BASIC AND DILUTED NET LOSS PER SHARE		0.09	0.01	0.00

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		25,048,434	15,780,313	13,801,166

See accompanying notes to these consolidated financial statements.

DESERT SUN MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)	Cumulative from Inception (May 21, 1980) to August 31, 2003 $	Year Ended August 31, 2003 $	Year Ended August 31, 2002 $	Year Ended August 31, 2001 $
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES

Loss for the period	(9,462,812)	(2,254,073)	(125,421)	(38,569)

Adjustments for non-cash items:
Amortization	452,194	2,952	959	1,599
Compensation expense (Note 6(f))	248,874	248,874	-	-
Forgiveness of debt	(154,741)	-	(100,199)	(28,018)
Write off of property interests	3,910,160	-	23,249	-
Write off of equipment	165,552	-	5,437	-

Net changes in non-cash working capital balances	1,161,133	444,233	(100,233)	60,021

	(3,679,640)	(1,558,014)	(296,208)	(4,967)

INVESTING ACTIVITIES

Exploration property, plant and equipment (net)	(6,607,164)	(3,111,662)	(35,836)	(4,204)
Purchase of equipment (net)	(609,193)	(42,407)	-	-

	(7,216,357)	(3,154,069)	(35,836)	(4,204)

FINANCING ACTIVITIES

Private placements	12,536,805	9,086,190	194,715	-
Issue of special warrants	2,208,725	100,000	1,872,475	-
Exercise of warrants	1,434,437	350,450	-	-
Exercise of options	1,548,491	272,765	-	-

	17,728,458	9,809,405	2,067,190	-

Change in cash and equivalents – for the period	6,832,461	5,097,322	1,735,146	(9,171)

Cash and equivalents – beginning of period	-	1,735,139	(7)	9,164

Cash and equivalents – end of period	6,832,461	6,832,461	1,735,139	(7)

SUPPLEMENTAL INFORMATION:
Interest paid	-	-	-	-
Income taxes paid	-	-	-	-
Issuance of shares for property interests	442,422	-	-	8,360
Issuance of shares for equipment	49,000	-	-	-
Issuance of shares to settle debt	594,582	-	-	-
Conversion of special warrants to shares and warrants	2,208,725	1,972,475	-	236,250

See accompanying notes to these consolidated financial statements.

DESERT SUN MINING CORP.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003

(Stated in Canadian Dollars)

1.

NATURE OF OPERATIONS

Desert Sun Mining Corp. (“Desert Sun” or the “Company”), an exploration stage company, which on March 20, 2003 was continued under the Canada Business Corporations Act., is engaged in the acquisition, exploration and development of properties for the purpose of producing precious metals. The Company’s principal asset is its 100% interest in the Jacobina gold project located in the State of Bahia, in northeastern Brazil.  The ability of Desert Sun to realize the costs it has incurred to date on this property is dependent upon the Company being able to finance the development of the commercial ore body that has been identified subsequent to the year end, and to resolve any technical, environmental, regulatory, or other constraints which may hinder the successful development of the property.

In order to meet future expenditures and cover administrative costs, the Company may need to raise additional financing. Although Desert Sun has been successful in raising funds to date, there can be no assurance that adequate funding will be available in the future, or available under terms favourable to the Company. These financial statements have been prepared on a going concern basis that assumes the Company will be able to continue to realize its assets and discharge its liabilities in the normal course of business. In the event the Company is not able to obtain adequate funding, there is uncertainty as to whether the Company will be able to maintain or complete the acquisition of its property interests. The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reflect the significant accounting policies outlined below.  These policies conform, in all material respects, with United States generally accepted accounting principles (“US GAAP”), except as discussed in Note 12.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its more than 50%-owned subsidiaries.  All material inter-company balances and transactions have been eliminated.

Cash and equivalents

Cash and equivalents comprise cash on hand and short-term investments generally which mature within 90 days from the date of acquisition. The investments are held in a Canadian chartered bank or a financial institution controlled by a Canadian chartered bank.

Exploration property, plant and equipment

Property acquisition costs and related direct exploration costs are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful lives of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

The cost of exploration property, plant and equipment includes any cash consideration paid, and the fair market value of shares issued, if any, on the acquisition of property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

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

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. To date, the Company has incurred no environmental expenditures relating to the exploration of properties.

DESERT SUN MINING CORP.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003

(Stated in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Equipment and amortization

Office equipment is recorded at cost and amortized over the estimated useful economic lives of three to ten years, principally using the declining balance method.

Share capital

Common shares issued for non-monetary consideration are recorded at their fair market value based on the trading price of the Company’s shares on the Toronto Stock Exchange on the date of the agreement to issue the shares.

Stock-based compensation

Effective September 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section defines recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. Under these new standards, all stock-based payments made to non-employees must be systematically accounted for in the enterprise’s financial statements. These standards also define a fair value-based method of accounting for stock-based employee compensation plans. Under this method, compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. Desert Sun has elected to continue to follow the intrinsic value method of accounting for stock options granted to directors and employees. Under this method, no compensation expense is recorded when stock options are granted to directors and employees if the exercise price of the stock options granted is equal to or above the current market value of the underlying shares. Any consideration paid by directors and employees on the exercise of stock options is credited to share capital. The accounting for stock-based compensation to directors and employees as a compensation expense using the fair value method is disclosed as pro-forma information. The Company records stock options granted to consultants using the fair value method.  The Company’s stock-based compensation plan is described in Notes 6(e) and 6(f).  These financial statements omit the effect of stock options granted before September 1, 2002.

Income taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the asset and liability method.  Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Loss per share

Loss per share is calculated using the weighted-average number of common shares outstanding during the period.  Diluted loss per share is calculated using the treasury stock method.  Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the consolidated financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. The most significant estimates are related to recoverability of exploration expenditures, exploration property, plant and equipment and contingencies.  Actual results could differ from those estimates.

Foreign currency translation

The Canadian dollar is the functional currency of all of the Company’s operations, which are classified as integrated for foreign currency translation purposes. Under this method translation gains or losses are included in the determination of net income or loss.

Monetary assets and liabilities of the Company’s integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization which is translated at historical rates, are translated at the average exchange rates for the period.

DESERT SUN MINING CORP

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003

(Stated in Canadian Dollars)

3.

EXPLORATION PROPERTY, PLANT AND EQUIPMENT

	Balance at August 31, 2001 $	Net Additions (Write offs) $	Balance at August 31, 2002 $	Net Additions (Write offs) $	Balance at August 31, 2003 $

Jacobina Mine, Brazil
Acquisition costs	-	25,000	25,000	300,000	325,000
Feasibility study expenses	-	-	-	626,648	626,648
Drilling and assaying	-	-	-	832,260	832,260
Geological and geophysical	-	9,000	9,000	369,872	378,872
Permitting	-	-	-	32,179	32,179
Site labour and consumables	-	159	159	706,075	706,234
Transport, travel and accommodation	-	1,677	1,677	244,628	246,305
	-	35,836	35,836	3,111,662	3,147,498

Tabutama Borate Project, Mexico
Acquisition	23,105	(23,105)	-	-	-
Camp, accommodation and travel	144	(144)	-	-	-
	23,249	(23,249)	-	-	-

	23,249	12,587	35,836	3,111,662	3,147,498

JACOBINA MINE

Bahia State, Brazil

Desert Sun entered into an option agreement with Valencia Ventures Inc. (formerly William Multi-Tech Inc.) (“VVI”)  dated May 17, 2002 to acquire a 51% interest in the Jacobina Mine and related mineral concessions by paying $25,000 and agreeing to spend US$2 million on the properties prior to December 31, 2004.  An officer and director of the Company is a director of VVI.  In terms of the agreement, the Company had the option to withdraw from this agreement at any time without penalty and, provided the Company had spent in excess of US$500,000 on the property it would retain a proportionate interest in the property.

On September 20, 2002, Desert Sun entered into a Memorandum of Understanding whereby the Company could acquire the remaining 49% interest in the mine by paying $100,000 upon execution of a formal agreement and a further $5,000,000 within 90 days of earning the initial 51% interest.

On August 1, 2003, Desert Sun entered into an agreement with Rockwater Capital Corporation (“Rockwater”) to purchase from Rockwater a 1.7% net smelter royalty on the Jacobina Mine for cash consideration of $200,000.  A director of the Company is also a director of Rockwater.

Subsequent to August 31, 2003, Desert Sun exercised its option to acquire the remaining 49% interest of the Jacobina property, plant and equipment from VVI. The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares in the capital of the Company, at a price of $1.62 per share. As a result of the exercise of this option, Desert Sun owns 100% of the Jacobina property subject to a 5% net profit interest in favour of a third party.

TUBUTAMA BORATE PROJECT

Sonora, Mexico

The Company entered into an option agreement to acquire up to an 80% interest in this project by making a cash payment of US$50,000 (US$5,000 paid), paying costs relating to the project of up to a maximum of US$5,000 (US$4,187 paid), issuing 120,000 shares (44,000 issued) and incurring $250,000 in exploration expenditures to earn a 60% interest. The Company could earn a further 20% interest by preparing a positive feasibility report on the project. The Company terminated its interest in the agreement during the year ended August 31, 2002.

DESERT SUN MINING CORP.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003

(Stated in Canadian Dollars)

4.

EQUIPMENT

	Cost $	Accumulated Amortization $	2003 Net $	2002 Net $

Office furniture and equipment	16,392	1,639	14,753	-
Computer equipment	26,015	1,313	24,702	-

	42,407	2,952	39,455	-

5.

RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(a)

See Note 3 (Jacobina Mine).

(b)

Management and administrative services expense includes $90,000 (2002 - $Nil; 2001 - $Nil), which was paid to a company controlled by an officer and director of the Company for administrative services including the services of the Company’s corporate secretary.

(c)

Various directors, officers and companies controlled by directors and/or officers of Desert Sun were paid $646,063 (2002 - $81,068; 2001 - $18,000) in service fees and bonuses during the year.  The service fees are subject to consultant agreements.  The related parties are also reimbursed for out-of-pocket expenses relating to the business of Desert Sun.

(d)

A director of the Company subscribed for 125,000 units of the private placement described in Note 6(b)(i) for gross proceeds of $125,000.

(e)

Desert Sun shares its premises with other companies that have common directors.  Desert Sun is reimbursed by the related companies for their proportional share of the expenses.  Included in amounts receivable and prepaid expenses at August 31, 2003 is approximately $23,000 (2002 - $Nil) due from these companies.

DESERT SUN MINING CORP.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003

(Stated in Canadian Dollars)

6.

SHARE CAPITAL

a)

Authorized

Unlimited number of common shares without par value.

b)

Issued

	Number of Shares #	Amount $
Issued at August 31, 2000	12,991,818	6,693,257
Property acquisition	44,000	8,360
Special warrants	2,500,000	236,250

Issued at August 31, 2001	15,535,818	6,937,867
Private placements	500,000	100,000
Exercise of stock options	789,290	94,715

Issued at August 31, 2002	16,825,108	7,132,582
Conversion of special warrants (Note 6(c))	5,000,000	1,419,047
Private placement – February 2003 (i)	4,701,065	3,983,267
Private placement – July 2003 (ii)	4,545,455	3,710,907
Exercise of warrants	835,000	433,517
Exercise of stock options	961,790	272,765
Adjustment	66	-

Issued at August 31, 2003	32,868,484	16,952,085

(i)

On February 18, 2003, the Company issued 4,701,065 units at a price of $1.00 per unit for total gross proceeds of $4.7 million. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase an additional common share at a price of $1.25 for a period of eighteen months, until August 18, 2004.   The gross proceeds, less issue costs, have been prorated to common shares and warrants based on the fair value of each component, as follows:  shares - $3,983,267; warrants - $525,266.

(ii)

On July 22, 2003, the Company issued 4,545,455 units at a price of $1.10 per unit for total gross proceeds of $5 million pursuant to an underwriting agreement with Sprott Securities Inc. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase an additional common share at a price of $1.35 for a period of two years, until July 22, 2005.  The gross proceeds, less issue costs and the fair value of Compensation Options (Note 6(d)), have been prorated to common shares and warrants based on the fair value of each component, as follows:  shares - $3,710,907; warrants - $687,205.

c)

Special Warrants

During the year ended August 31, 2002, the Company issued 5,000,000 special warrants which are convertible, for no additional consideration, into one share of the Company and 0.6 of a non-transferable common share purchase warrant, with each whole warrant entitling the holder to acquire an additional common share for $0.50 within two years of the issuance of the warrant.

The Company received $1.9 million of the gross proceeds of this special warrant financing during 2002 and the balance of $100,000 in the current year.

During the year ended August 31, 2003, the special warrants were converted into 5,000,000 common shares of the Company valued at $1,419,047 and 3,000,000 warrants valued at $553,428.

DESERT SUN MINING CORP.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003

(Stated in Canadian Dollars)

6.

SHARE CAPITAL (continued)

d)

Compensation options

As part of the private placement described in Note 6(b)(ii), a total of 227,272 Compensation Options were issued to the underwriter.  Each Compensation Option entitles the holder to purchase one Compensation Unit at a price of $1.10 per Compensation Unit until July 22, 2005.  Each Compensation Unit consists of one common share of the Company and one half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.35 until July 22, 2005.  The fair value of the Compensation Options, determined using the Black-Scholes option pricing model to be $179,545, has been recorded to contributed surplus.  As at August 31, 2003, 227,272 Compensation Options were outstanding.

e)

Stock Options

Under the Company’s Stock Option Plan (the “Plan”), the Company may grant to directors, officers, employees and consultants options to purchase up to 4,000,000 common shares of the Company.  The maximum number of shares which may be issued to any one individual within a twelve-month period must not exceed 5% of the total number of shares issued and outstanding (on a non-diluted basis) at the time of grant.  Options granted under the Plan have a five-year term and are priced at the closing price of the Company’s common shares on the Toronto Stock Exchange on the day immediately prior to the date of granting. These options vest at varying dates.

Summary of stock option activity:

	August 31, 2003		August 31, 2002
	Number of Options #	Weighted Average Exercise Price $	Number of Options #	Weighted Average Exercise Price $
Balance, beginning of period	1,809,290	0.33	1,553,580	0.12
Granted	2,835,997	0.86	1,695,000	0.34
Exercised	(961,790)	0.28	(789,290)	0.12
Cancelled or expired	(550,000)	0.56	(650,000)	0.12

Balance, end of period	3,133,497	0.79	1,809,290	0.33

Summary of stock options outstanding at August 31, 2003:

Exercise Price $	Number Outstanding #	Remaining Contractual Life (Years)	Number Exercisable #

0.38	797,500	3.83	797,500
0.40	132,000	4.00	132,000
0.55	100,000	4.08	100,000
0.60	132,000	4.00	132,000
0.80	132,000	4.00	132,000
1.00	1,339,997	4.41	1,339,997
1.00	275,000	4.67	200,000
1.00	100,000	4.83	-
1.10	75,000	4.92	75,000
1.35	50,000	4.92	-

	3,133,497		2,908,497

DESERT SUN MINING CORP.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003

(Stated in Canadian Dollars)

6.

SHARE CAPITAL (continued)

f)

Stock-Based Compensation

The Company applies the intrinsic value-based method of accounting for stock-based compensation awards to employees and accordingly no compensation cost is recognized. Had stock-based compensation for 1,885,997 options granted to employees under the Plan since September 1, 2002 been determined on the basis of fair value at the date of the grant in accordance with the fair value method of accounting for stock-based compensation, the Company’s pro forma net loss and loss per share for the nine months ended August 31, 2003 would have been as follows:

	Net loss $	Net loss per share $
As reported	2,254,073	0.09
Add: Additional stock based compensation	463,336	0.02
Pro forma	2,717,409	0.11

The Company applies the fair value method of accounting for stock-based compensation awards to non-employees, and accordingly $248,874 was recorded as a consulting expense and contributed surplus for the 950,000 options granted to non-employees during the year ended August 31, 2003.

The fair value of each option was estimated on the date of the grant using a Black-Scholes option pricing model with the following weighted average assumptions used: dividend yield of 0%, expected volatility of 78%, a risk free rate of 4% and an expected life of five years.

g)

Warrants

Summary of warrant activity:

	August 31, 2003		August 31, 2002
	Number of Warrants #	Weighted Average Exercise Price $	Number of Warrants #	Weighted Average Exercise Price $
Balance, beginning of period	500,000	0.28	2,500,000	0.14
Issued	7,623,260	0.98	500,000	0.28
Exercised	(835,000)	0.42	-	-
Expired	-	-	(2,500,000)	0.14

Balance, end of period	7,288,260	1.00	500,000	0.28

Summary of warrants outstanding at August 31, 2003:

Expiry Date	Exercise Price $	Number of Warrants #	Amount $
April 17, 2004	0.28	110,000	-
August 3, 2004	0.50	2,580,000	475,948
August 18, 2004	1.25	2,325,533	519,679
July 22, 2005	1.35	2,272,727	687,205

		7,288,260	1,682,832

DESERT SUN MINING CORP.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003

(Stated in Canadian Dollars)

7.

INCOME TAXES

(a)

Provision for Income Taxes

Major items causing the Company’s income tax rate to differ from the Canadian statutory rate of approximately 37% (2002 - 39%; 2001 - 42%) were as follows:

	August 31
	2003 $	2002 $	2001 $
Loss before income taxes	(2,254,073)	(125,421)	(38,569)

Expected income tax benefit based on statutory rate	(834,000)	(49,000)	(16,000)
Adjustments to benefit resulting from:
Share issue costs	(46,000)	-	-
Stock-based compensation	92,000	-	-
Valuation allowance	788,000	49,000	16,000

	-	-	-

(b)

Future Tax Balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities in Canada approximate the following:

	August 31
	2003 $	2002 $	2001 $
Future income tax assets (liabilities)
Non-capital losses	2,200,000	1,539,000	1,629,000
Exploration properties	102,000	108,000	116,000
Share issue costs	182,000	-	-
Valuation allowance	(2,484,000)	(1,647,000)	(1,745,000)

	-	-	-

(c)

Tax Loss Carry-Forwards

The Company has approximately $1,507,000 (2002 - $313,000) of resource expenditures which, under certain circumstances, may be utilized to reduce Canadian taxable income of future years.  The potential income tax benefit of these losses has not been recognized in the accounts.

As at August 31, 2003, the Company has approximately $5,945,000 (2002 - $4,000,000) of non-capital losses in Canada, which can be used to reduce taxable income of future years.  These losses begin to expire in the current year, and will fully expire in the year 2010.  The potential income tax benefit of these losses has not been recognized in the accounts.

8.

SEGMENTED INFORMATION

Geographic segmentation of the Company’s assets is as follows:

	August 31,
	2003 $	2002 $
Canada	6,760,157	1,776,452
Brazil	3,327,999	35,836

	10,088,156	1,812,288

All expenses included in the consolidated statement of operations were incurred in Canada.

DESERT SUN MINING CORP.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003

(Stated in Canadian Dollars)

9.

FINANCIAL INSTRUMENTS

Fair Value

Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities.  Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties in significant matters of judgement and therefore cannot be determined with precision.  Changes in assumptions could significantly affect these estimates.

The carrying amounts for cash and short-term investments, amounts receivable and accounts payable and accrued liabilities on the balance sheet approximate fair value because of the limited term of these instruments.

Foreign Exchange Risk

Certain of the Company's expenses are incurred in the United States and Brazilian currencies and are therefore subject to gains or losses due to fluctuations in these currencies.

Commodity Price Risk

The ability of the Company to develop its properties and the future profitability of the Company is directly related to the market price of certain minerals.

10.

SUBSEQUENT EVENTS AND CONTINGENCY

a)

Acquisition of 100% of the Jacobina Mine

In September 2003, Desert Sun exercised its option to acquire the remaining 49% interest of the Jacobina property from Valencia Ventures Inc. (‘‘VVI’’). The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares in the capital of the Company to VVI at a price of $1.62 per share. As a result of the exercise of this option, Desert Sun owns 100% of the Jacobina property subject to a 5% net profit interest in favour of a third party. To give effect to this acquisition, Desert Sun has acquired a 100% interest in the equity of Jacobina Mineração e Comercio Ltda. (“Jacobina”), the Brazilian company that holds the mining and exploration licences, fixed property, etc.

Management believes that Jacobina has substantial tax losses in Brazil that under certain circumstances may be carried forward to offset future taxable income, but cannot reasonably estimate these losses and the resulting future income tax assets at this time.  Had the tax losses been determined at this time, a valuation allowance equal to the total amount of any future income tax assets would have been recorded to offset any such benefit.

Under the agreement, VVI has provided certain indemnities to Desert Sun for liabilities not recorded at the date of acquisition. These amounts include taxes payable to the Brazilian Federal and State authorities, for which formal refinancing arrangements have now been concluded; liabilities to third parties, which are presently subject to settlement negotiations; as well as labour and health related claims by former employees, which are being contested in court. Arrangements have been made by VVI to settle all of the past taxes payable, totaling some $1.6 million, over periods of up to 15 years. A conservative estimate of the claims relating to silicosis, for the period prior to the Company’s acquisition of Jacobina, and for which VVI has indemnified Desert Sun is US$1.6 million. It is management’s belief that the labour related claims are substantially without merit and Desert Sun and VVI intend to defend the actions vigorously.

b)

$11 million private placement

In September 2003 Desert Sun issued 8,115,000 common shares at a price of $1.38 per share for total gross proceeds of $11.2 million pursuant to an underwriting agreement with Sprott Securities Inc., Griffiths McBurney & Partners, Octagon Capital Corporation and Pacific International Securities Inc. Proceeds from the offering are to be used to fund the development of the Jacobina project in Brazil and for working capital purposes.

c)

$20 million bought deal financing

In November 2003, Desert Sun completed a bought deal financing pursuant to which it raised $20 million through the issuance of 11,764,707 units at a price of $1.70 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant of Desert Sun. Each whole warrant will be exercisable at a price of $2.50 for a period of five years.  Proceeds from the offering are to be used to fund the development of the Jacobina project in Brazil and for working capital purposes.

DESERT SUN MINING CORP.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003

(Stated in Canadian Dollars)

10.

SUBSEQUENT EVENTS AND CONTINGENCY (Continued)

d)

Granting of options

Subsequent to the year end, 2,593,333 stock options were granted to various directors, officers and consultants of the Company.  The stock options are exercisable at prices ranging from $1.62 to $1.95 per share for five years and are subject to shareholder approval.

11.

COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  The following represents the material adjustments to the consolidated financial statements as at and for the periods ended August 31, 2003, 2002 and 2001 in order to conform to accounting principles generally accepted in the United States (“US GAAP”).

	August 31,
	2003 $	2002 $	2001 $
Assets
Exploration property - Canadian GAAP	3,147,498	35,836	23,249
Less: exploration costs expensed - US GAAP (a)	(3,147,498)	(35,836)	(23,249)
Exploration property - US GAAP	-	-	-

Operations
Net loss - Canadian GAAP	(2,254,073)	(125,421)	(38,569)
Exploration costs expensed - US GAAP (a)	(3,111,662)	(35,836)	(12,564)
Exploration costs written off - Canadian GAAP (a)	-	23,249	-
Compensation expense - Canadian GAAP	248,874	-	-
Compensation expense - US GAAP	(497,748)	(52,000)	-
Net loss - US GAAP	(5,614,609)	(190,008)	(51,133)

Loss Per Share
Numerator: Net loss for the period - US GAAP	(5,614,609)	(190,008)	(51,133)

Denominator: Weighted-average number of shares - Canadian GAAP	25,048,434	15,780,313	13,801,166
Adjustment required - US GAAP (c)	-	(546,238)	(546,238)
Weighted average number of shares - US GAAP	25,048,434	15,234,075	13,254,928

Basic and diluted loss per share - US GAAP	0.22	0.01	0.00

Deficit
Deficit, end of period - Canadian GAAP	(9,462,812)	(7,208,739)	(7,083,318)
Adjustment to deficit for exploration costs expensed - US GAAP (a)	(3,147,498)	(35,836)	(23,249)
Compensation expense	(300,874)	(52,000)	-
Deficit, end of period - US GAAP	(12,911,184)	(7,296,575)	(7,106,567)

DESERT SUN MINING CORP.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003

(Stated in Canadian Dollars)

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES (Continued)

	August 31,
	2003 $	2002 $	2001 $
Cash Flows
Cash flows from operating activities - Canadian GAAP	(1,558,014)	(296,208)	(4,967)
Exploration costs expensed as incurred - US GAAP (a)	(3,111,662)	(35,836)	(4,204)
Exploration costs written off - Canadian GAAP (a)	-	23,249	-
Cash flows from operating activities - US GAAP	(4,669,676)	(308,795)	(9,171)

Cash flows from investing activities - Canadian GAAP	(3,154,069)	(35,836)	(4,204)
Exploration property expensed as incurred - US GAAP (a)	3,111,662	35,836	4,204
Cash flows from investing activities - US GAAP	(42,407)	-	-

Future income taxes
Future income taxes - Canadian GAAP	-	-	-
Future income tax asset relating to exploration costs expensed as incurred - US GAAP (a)	1,151,000	14,000	2,000
Increase in valuation allowance - US GAAP	(1,151,000)	(14,000)	(2,000)
Future income taxes - US GAAP	-	-	-

(a)

Exploration Property

Exploration property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2.  For US GAAP purposes, the Company expenses, as incurred, the exploration costs and option fees relating to unproven mineral properties.  When proven and probable reserves are determined for property and a feasibility study prepared, subsequent exploration and development costs of the property would be capitalized.  The capitalized costs of such properties would then be measured periodically, for recoverability of carrying values.

(b)

Stock-based Compensation

During the year ended August 31, 2002, the Company issued 145,000 options to non-employees which, under SFAS 123, must be recognized as a stock-based compensation expense.  The fair value of these options would have been approximately $52,000.  No options were issued to non-employees during the year ended August 31, 2001.

The following pro forma information presents the net loss for the year and the net loss per common share had the Company adopted SFAS 123 for all stock options issued to employees.

	August 31
	2003 $	2002 $	2001 $
Loss for the year - US GAAP	(5,614,609)	(190,008)	(51,133)
Fair value of options issued to employees - US GAAP	(926,672)	(474,000)	(156,000)
Pro forma loss - US GAAP	(6,541,281)	(664,008)	(207,113)

Pro forma loss per share - US GAAP	0.26	0.04	0.02

The fair value amounts have been determined using a Black-Scholes option pricing model with the following assumptions used for the years ended August 31, 2002 and 2001:  dividend yield of 0%, expected volatility of 144% in 2002 and 116% in 2001, a risk-free interest rate of 4% and an expected life of five years.

DESERT SUN MINING CORP.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003

(Stated in Canadian Dollars)

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES (Continued)

(c)

Loss per Share

Under Canadian GAAP, shares held in escrow are included in the calculation of loss per share.  Under US GAAP, shares held in escrow and which are contingently issuable are excluded from the weighted-average number of shares outstanding until such shares are released for trading.

Additionally, Statement of Financial Accounting Standards No. 128: Earnings per Share (“SFAS 128”) replaces the presentation of primary earnings per share (“EPS”) with a presentation of both basic and diluted EPS for all entitles with complex capital structures including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding in the year. Diluted EPS, which reflects the potential dilution that could occur if dilutive securities were converted into common stock, is computed similarly to fully diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be antidilutive.  See Notes  6(e) and (g) for a list of stock options and warrants outstanding.

(d)

Recent Accounting Pronouncements

Foreign Currency and Hedging

In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships” (“AcG 13”) which establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company’s years ending on or after August 1, 2003. Effective August 1, 2003, the Company will reassess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. The Company does not currently have any hedging relationships.

Disposal of Long-Lived Assets and Discontinued Operations

In December 2002, the CICA issued Handbook Section 3475 for Disposal of Long-Lived Assets and Discontinued Operations with the purpose of harmonizing Canadian GAAP with US GAAP. The section is effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. The key aspects of Handbook Section 3475 are as follows:

i

a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;

i

a long-lived asset can only be classified as held for sale if certain criteria are met;

i

an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

i

a loss recognized on classification of an asset as held for sale does not include future operating losses;

i

discontinued operations are defined more broadly than previously. They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;

i

the income statement display of discontinued operations is unchanged from previous display; and

i

various disclosures related to the disposal of long-lived assets is required.

The Company has determined that the application of Section 3475 did not have a material effect on its financial position or results of operations.

Accounting for Severance and Termination Benefits

In March 2003, the EIC issued EIC Abstract 134 for Accounting for Severance and Termination Benefits, which addresses the various types of severance and termination benefits related to the termination of an employee’s services prior to normal retirement. The accounting treatment must be applied prospectively to exit or disposal activities initiated after March 31, 2003. This Abstract harmonizes Canadian GAAP and US GAAP.

DESERT SUN MINING CORP.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003

(Stated in Canadian Dollars)

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES (Continued)

Costs Associated with Exit or Disposal Activities

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 Accounting for Costs Associated with Exit or Disposal Activities (“FAS 146”). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, and is effective for exit or disposal activities initiated after December 31, 2002. FAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 (“EITF 94-3”) Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain costs Incurred in Restructuring). The principal difference between FAS 146 and EITF 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity. FAS 146 requires that the cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas under EITF 94-3 the liability was recognized at the date of an entity’s commitment to an exit plan. This is substantially consistent with the CICA EIC Abstract 135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring). This new guidance is effective for fiscal years beginning after December 31, 2002, and will impact any exit or disposal activities the Company initiates after that date.

Guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. FIN 45 requires the guarantor to recognize a liability for a non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of a guarantee at inception. This is substantially consistent with the CICA Accounting Guideline AcG-14, Disclosure of Guarantees. The Company does not have any guarantees under these standards.

Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities” (“VIE’s”) (“FIN 46”) which requires that companies that control another entity through interests other than voting interest should consolidate the controlled entity. In the absence of clear control through a voting equity interest, a company’s exposure (variable interests) to the economic risk and the potential rewards from a VIE’s assets and activities are the best evidence of a controlling financial interest. VIE’s created after January 31, 2003 must be consolidated immediately. VIE’s existing prior to February 1, 2003 must be consolidated by the Company commencing with its first quarter 2004 financial statements. The Company has determined that it does not have any VIE’s which will require consolidation.

Derivatives and Hedging Activities

In April 2003, the FASB issued SFAS No, 149 “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies accounting for SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. In particular, it clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS No. 133; clarifies when a derivative contains a financing component; amends the definition to conform it to the language used in the FASB Interpretation No. 45; and amends certain other existing pronouncements. This is substantially consistent with the CICA EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments.

SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. CICA EIC Abstract 128 is effective for fiscal years beginning on or after July 1, 2003.  The adoption of these new pronouncements is not expected to have a material effect on the Company’s financial position or results of operations as the Company is not involved in any hedging activities.

DESERT SUN MINING CORP

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003

(Stated in Canadian Dollars)

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES (Continued)

Liabilities and Equity

On May 15, 2003, the FASB issued Statement No, 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.  The statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

Generally, the Statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company will adopt the provisions of the Statement on September 1, 2003. The Company is currently assessing the impact of the new standard.

Asset Retirement Obligations

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. This is substantially consistent with the CICA Handbook Section 3110, Asset Retirement Obligations, which is effective for fiscal periods beginning on or after January 1, 2004.  The Company has determined that the application of SFAS 43 did not have a material effect on its financial position or results of operations.

Stock-based Employee Compensation

In December 2002, the FASB issued Statement 148 (SFAS 148), “Accounting for Stock-Based Compensation – Transition and Disclosure: an amendment of FASB Statement 123” (SFAS 123), to provide alternative transition methods for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in annual financial statements about the method of accounting for stock-based employee compensation and the pro forma effect on reported results of applying the fair value based method for entities that use the intrinsic value method of accounting. The pro forma effect disclosures are also required to be prominently disclosed in interim period financial statements. This statement is effective for financial statements for fiscal years ending after December 15, 2002 and is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002, with earlier application permitted. The Company does not plan a change to the fair value based method of accounting for stock-based employee compensation and believes that the accompanying financial statements are consistent with the new guidance contained in SFAS 148.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp. -- SEC File No. 0-29619

Registrant

Dated: March 12, 2004    By /s/ Stan Bharti

                               Stan Bharti, President/CEO/Director

Dated: March 12, 2004    By /s/ Stephen Woodhead

                               Stephen Woodhead, CFO