Form 20-F/A
period 2003-08-31
DESERT SUN MINING CORP
filed 2004-05-26
CIK 1056086

       OMB APPROVAL

OMB Number:        325-028

Expires:    March 31, 2006

Estimated average burden

Hours per response: 535.00

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

ANNUAL REPORT FISCAL 2003 ENDED 8/31/2003

AMENDMENT NO. 1

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

Item 17 xxx   Item 18 ___

Index to Exhibits on Page 67

DESERT SUN MINING CORP.

ANNUAL REPORT FISCAL 2003 ENDED 8/31/2003

AMENDMENT NO. 1

TABLE OF CONTENTS

Mining Glossary                                                              3

Introduction                                                                 5

PART I

Item 1.  Identity of Directors, Senior Management and Advisors               6

Item 2.  Offer Statistics and Expected Timetable                             6

Item 3.  Key Information                                                     6

Item 4.  Information on the Company                                         13

Item 5.  Operating and Financial Review and Prospects                       31

Item 6.  Directors, Senior Management and Employees                         42

Item 7.  Major Shareholders and Related Party Transactions                  54

Item 8.  Financial Information                                              55

Item 9.  The Offer and Listing                                              56

Item 10. Additional Information                                             59

Item 11. Quantitative and Qualitative Disclosures About Market Risk         63

Item 12. Description of Securities Other Than Equity Securities             63

PART II

Item 13. Default, Dividend Arrearages and Delinquencies                     63

Item 14. Material Modifications to the Rights of

         Security Holders and Use of Proceeds                               63

Item 15. Controls and Procedures                                            64

Item 16. Reserved                                                           65

Item 16A.  Audit Committee Financial Expert                                 65

Item 16B.  Code of Ethics                                                   65

Item 16C.  Principal Accountant Fees and Services                           65

Item 16D.  Exemptions from the Listing Standards for Audit Committees       65

Item 16E.  Purchases of Equity Securities by the Issuer and

           Affiliated Purchasers                                            65

PART III

Item 17. Financial Statements                                               66

Item 18. Financial Statements                                               66

Item 19. Exhibits                                                           67

Financial Statements                                                        68

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

Garimpos:

The term used in Brazil to describe artesanal mine workings done by garimpeiros(free miners)

Hectare:

A unit of area in the metric system equal to 10,000 square meters, and the equivalent of 2.471 acres in British Imperial and U.S. customary measure.

Induced polarization:

This is a type of geophysical survey, whereby electric current is injected into the ground causing some materials, especially sulphides, to become polarized. This phenomenon is called induced polarization and the physical property that is measured is called chargeability.

Jacobina Mineração e Comércio SA (“JMC”):

The Brazilian company that owns the Jacobina project and is 100% owned by the Company.

Micon International Limited:

A geological consulting company that has reviewed information on the project, and prepared a number of reports for Canadian regulatory authority purposes.

<r>

Mineralized material:

Tonnage and grade estimate for non-reserve materials where sampling and geologic understanding is sufficient for classification as reserves, but that may not pass the economic test.

</r><

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

<r>

“probable reserves”  Reserves for which quantity and grade and/or quality are computed from information similar to that used for

                     proven reserves, but the sites for inspection,

                     sampling, and measurement are further apart or

                     otherwise less adequately spaced.  The degree of

                     assurance, although lower than that for proven

                     reserves, is high enough to assume continuity between

                     points of observation.

“proven reserves”    Reserves for which: (a) quantity is computed from

                     dimensions revealed in outcrops, trenches, working or

                     drill holes; grade and/or quality are computed from the

                     results of detailed sampling; and (b) the sites for

                     inspection, sampling, and measurement are spaced so

                     closely and the geologic character is so well defined

                     that size, shape, depth, and mineral content of

                     reserves are well-established.

“reserve”  That part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve

           determination.

</r>

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, principally in ITEM #4, “Information on the Company” and ITEM #5, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  These statements may be identified by the use of words like “plan,” “expect,” “aim,” “believe,” “project,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends.  In particular, these include statements about the Company’s strategy for growth, property exploration, mineral prices, future performance or results of current or anticipated mineral production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties.  Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Annual Report under ITEM #3, “Key Information, Risk Factors” and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

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

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D.  Risk Factors

<r>Potential Loss of Key Management Personnel could Adversely Effect the Company</r>

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

<r>Conflicts of Interest may Arise as a Result of Management and Directors Being Associated with Other Resource Companies</r>

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

<r>Dilution Potential from the Exercise of Employee/Director/Consultant Options</r>

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

<r>Stock Market Price and Volume Volatility may Result in an Inability to Sell Significant Quantities of Common Shares without a Significant Reduction in the Price of the Common Shares</r>

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  The market price of metals is highly speculative and volatile.  Instability in metal prices may affect the interest in mining properties and the development of production from such properties and may adversely affect the Company’s ability to raise capital to explore existing or new mineral properties.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations.  Stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

<r>Company will Require Additional Financing to Finish Property Exploration/ Development which may result in delays or dilution</r>

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

<r>Company has a History of Losses, and Losses will Continue Unless the Property is Sold or Brought into Profitable Production</r>

The Company has a history of losses: ($2,254,073), ($125,421) and ($38,569) in Fiscal Year 2003/2002/2001.  <r>With recent capital infusions, the Company has sufficient funds to enable Fiscal 2004 operations and administration; however, the Company will require significant additional funding to meet its long-term business objectives.</r>  Capital will need to be available to help maintain and to expand work on the Company’s principal exploration property.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects.  The Company has historically obtained the preponderance of its financing through the issuance of equity.  There is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing and/or loans.  Such losses and the resulting need for external financings could result in losses of investment value.

<r>Broker-Dealers may be Discouraged from Effecting Transactions in our Common Shares because they are Penny Stocks and are Subject to the Penny Stock Rules.</r>

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  The Company’s shares are quoted on the Toronto Stock Exchange, and the price of the common shares ranged from CDN$0.77 (low) to CDN$2.15 (high) during the period from 1/1/2003 to 12/31/2003; the closing price of shares on 2/29/2004 was CDN$1.48.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Company’s shares, which could severely limit the market liquidity of the shares and impede the sale of shares in the secondary market.

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

<r>U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against the Company or its Directors, Controlling Persons and Officers</r>

It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated under the laws of Canada under the Canada Business Corporations Act.  A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada <r>and Brazil. </r> As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

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

<r>As a "foreign private issuer”, the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act, which may result in shareholders having less complete and timely data regarding the affairs of the Company and insiders of the Company</r>

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Desert Sun Mining Corp. and its subsidiaries hereinafter also are referred to as the "Company".  The Company was incorporated in May 1980.  In May 2002, the Company entered into an agreement with William Multi-Tech Inc. and on January 2003, William changed its name to Valencia Ventures Inc. (“Valencia”).  The agreement was to earn a 51% interest in Valencia’s wholly owned subsidiary, Jacobina Mineracao e Comercio.  To earn the 51% interest, the Company was required to spend US$2,000,000 exploring the Jacobina property prior to 12/31/2004. In September 2002, the Company entered into an agreement to acquire the remaining 49% interest in the Jacobina Property for CDN$5 million in cash or stock, 90 days after earning its initial 51% interest.  The Company has now fulfilled all of its obligations to Valencia and has acquired a 100% interest in Jacobina Mineração e Comércio..

The Company’s executive office is located at:

   65 Queen Street, Suite 810, P.O. Box 67, Toronto, Ontario, Canada  M5H 2M5

   Telephone: (416) 861-0341

   Facsimile: (416) 861-8165.

   Website: www.desertsun.com

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

The following sets forth the names of the two wholly-owned subsidiaries of the Company, their respective jurisdictions of incorporation and the Company’s current voting and equity interest therein:

   DESERT SUN MINING CORP.; Canada

   a.  DSM Participacoes Ltd.; Brazil

   b.  Jacobina Mineração e Comércio. Ltda.; Brazil

Financings

The Company has financed it operations through funds raised public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.  The funds raised were used for the capital expenditures described below and for working capital purposes.

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

Work by the Company geological staff in the northern part of the Bahia Gold Belt has confirmed that the Serra do Córrego conglomerates which were previously thought to terminate just north of the town of Jacobina extend for a further 45 kilometres along strike to the north.  The total strike length of this prolific formation is thus at least 75 kilometres.  Garimpos have been identified at a number of locations along the new strike extent.  Fuchsite (green mica) is widespread and many areas with iron oxides likely resulting from weathering of pyrite have been identified.  Stream geochemical sampling data from surveys completed by the <r>Bahian</r> Geological Survey indicate that the gold geochemical signature of the northern extension of the Serra do Córrego Formation is very similar to the southern area where the former mines are located.

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

Jacobina Mine Area

The Company commenced exploration in the Jacobina Mine area in September 2002 and at 2/29/2004 had completed 46 holes totaling 12,800 metres to test eight major target areas.  The results have confirmed the excellent potential to expand the known resources at Jacobina as well as outline new zones.  In September 2003, as a result of these encouraging results and the positive feasibility study, the Company announced a major expansion of the exploration program at a cost of US$5 million. <r> This program, to include 41,500 metres of drilling, will focus on outlining addition reserves in mine areas (João Belo, Itapicuru (Basal Reef) and Canavieiras); testing for extensions to known mineralized zones down-dip and along strike of reserves in mine areas; and targets identified in the Phase I program.</r>

<r>

Geology of Jacobina Mine area

The gold mineralization of the Jacobina mine is hosted within quartz pebble conglomerates of the Serra do Córrego Formation, the lowermost sequence of the Jacobina Group.  The Serra do Córrego Formation averages 500 m in thickness, but can range up to 1,000 m.  It is exposed at surface over a strike length of 75 km within the 110 km length of the property.  Elsewhere it is covered by the overlying Rio do Ouro Formation.  In the area of the former mines, the Jacobina Group forms a prominent ridge more than 400 m high, reaching to 1,200 m above sea level.

As a result of mapping within the mines, the Serra do Córrego Formation has been subdivided into three Members, an Upper and Lower Conglomerate separated by an Intermediate Quartzite.  Within the two Conglomerate Members several individual conglomerate beds or “reefs” have been identified.  Mining has occurred within many of these reefs in both the Upper and Lower Conglomerate.  Stratigraphic work has correlated some of these reefs between the mines over a distance of several kilometres. The Jacobina Group has been intruded by both mafic and ultramafic dykes and sills that weather to form steep-sided valleys.  The mafic dykes occupy east-west trending faults and the ultramafic dykes strike parallel to bedding.

Gold mineralization at Jacobina occurs as free gold occurring primarily in the matrix of the quartz pebble conglomerates, and, to a lesser extent, in the adjacent quartzites.  The gold is native and usually very fine-grained.  It generally occurs within the more highly sorted and rounded quartz pebble conglomerate reefs.  The gold-bearing reefs are typically 1.5 to 15 m wide, but the thickness may be as much as 25 m at João Belo.

Gold mineralization is very continuous along strike at most of the deposits mined and mineralization can often be traced for hundreds of metres and, occasionally, up to one kilometre.  The highest grades tend to be at the upper, and, sometimes, the lower contacts. The gold commonly occurs associated with pyrite, but there is no direct correlation between the amount of pyrite and gold grade, and the presence of pyrite does not guarantee the presence of significant gold values.  There is also a broad association of gold mineralization with the development of fuchsite.

Anglo American had proposed a Witwatersrand-type paleoplacer model for the deposits of the Jacobina area.  Recent exploration work by DSM has advanced the understanding of the structural controls on the deposits.  This work indicates that structure has probably played a more important role than previously thought in controlling the current distribution of mineralization.

Figure No. 2 shows the geology of the Jacobina mine area with the location of the principal targets areas which are discussed in more detail below.

Figure No. 2

Jacobina Geology Map

</r>

Rio Coxo
Maneira Zone
Canavieiras Mine
Itapicurú Mine
João Belo Mine
Jacobina
Itapicurú
Serra Branca Pingadeira & Americano
Canavieiras LU & MU
Liberino & Piritoso
Serra do Córrego LU & MU
Morro do Cuscuz
Morro do Vento
João Belo Norte
João Belo Sul
Campo Limpo
N

LEGEND

Basic & Ultrabasic Intrusives

Cruz das Almas Formation

Cruz das Almas and Rio do Ouro Formations

0 5 km

Serra do Córrego Formation

Upper Quartzite

Upper Conglomerate

Intermediate Quartzite

Lower Conglomerate

Basal Quartzite

Mundo Novo Greenstone Belt

Basement

Gold Bearing Reefs

Faults

Thrust Fault

Road

Settlements

DESERT SUN MINING CORP.

PROPERTY GEOLOGY and MAJOR TARGET AREAS

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

Since July 2003, the Company has released <r>five additional sets of drilling results which continue to confirm the potential for a major open pittable resource at Morro do Vento.  The Company is currently carrying out a definition drill program to define sufficient mineralized material upon which to base a pre-feasibility study.</r>

João Belo Sul

Drilling <r>by the Company</r> has identified a major extension of the reef mined at the João Belo Mine, 3 kilometres south of the mine at João Belo Sul.  JBA-292 intersected 3.75 g Au/t over a true width of 14.6 metres at a depth of about 69 metres below surface.  This intersection included a high-grade section of 10.62 g Au/t over 3.6 metres true width.  JBA-293, 450 metres north of this hole, returned 1.69 g Au/t over a true width of 11.4 metres at a depth of about 94 metres below surface with a higher grade section of 3.68 g Au/t over 2.8 metres true width.

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

Dewatering of the Canavieiras mine has been completed and services <r>have been installed for underground drilling which commenced</r> in early December 2003.  A total of 6,500 metres in 36 holes are planned to test major target areas. Only limited slashing and one short cross-cut are required to be completed for drill setups.  The effectiveness of the previous surface drilling at Canavieiras was very limited due to the difficulty of setting up holes to properly test these targets.  Underground access will allow efficient testing of the potential of these zones in a deposit that has historically yielded the highest grade gold ore in the camp.

Re-Development of the Jacobina Mine

<r>

Ore Reserves

Dynatec, as part of the SNC Lavalin Feasibility Study, estimated proven and probable reserves as set out in the Table below.  The geological interpretation, grade distribution, dilution and grade interpolation used in preparation of the reserve estimation was reviewed and confirmed by Micon International in August 2003.  15% dilution and an allowance for mining recovery was incorporated into the reserve estimation.  The grade of dilution was estimated from diamond drilling information.  The cutoff grade was 1.3 g Au/t.  Reserves were estimated using the conventional polygonal method on vertical longitudinal sections.  This is the same method that was used throughout the past mine production, the results of which reconciled closely with production.

Estimated Reserves at Jacobina by Dynatec as of August 2003

	Proven		Probable		Proven + Probable
Area	Tonnes	Au (g/t)	Tonnes	Au (g/t)	Tonnes	Au (g/t)
Joao Belo	1,720,000	2.20	5,750,000	2.08	7,471,000	2.10
Basal Reef	Nil	Nil	2,304,000	2.51	2,304,000	2.51
Serra do Córrego	Nil	Nil	972,000	2.14	972,000	2.14
TOTAL	1,720,000	2.20	9,026,000	2.19	10,746,000	2.20

Gold Price US$300/ounce

$R to $US Exchange rate: 3:1

Cutoff Grade: 1.3 g Au/t

Dilution at 15% at grade estimated from diamond drilling information (0.25 g Au/t to 0.35 g Au/t depending on zone)

Mining recovery includes allowance for pillars

Reserves meet the requirements of SEC’s Industry Guide 7.

In addition to the reserves, the property also contains mineralize material of 659,000 tonnes grading 5.88 g Au/t in the former Canavieiras mine.

</r>

SNC Lavalin Feasibility Study

In September 2003, the Company announced positive results of the Feasibility Study by SNC-Lavalin Engineers & Constructors that confirmed the economic viability of re-opening the Jacobina Mines.  SNC concluded that the Jacobina Mines could produce 102,500 ounces gold per year at a cash cost of US$189 per ounce beginning in 2005.  The capital cost net of pre-production cash flow was estimated at US$30.7 million with recovered gold including pre-production estimated at 731,000 ounces over the 7 year mine life.  The average operating cost has been estimated to be US$12.89/tonne milled.  The After Tax Internal Rate of Return (IRR) is estimated to be 39% at US$350/oz.  A 10% increase in the gold price would add 9.9% to the estimated IRR.

The Company’s current plans, which are the subject of the Feasibility Study, comprise the expansion, refurbishment and re-commissioning of the existing plant to process 4,200 tonne/day or 1,512,000 tonne/year, with mill feed being sourced from the João Belo (3,000 tpd), Basal Reef (Itapicuru - 800 tpd) and Serra do Córrego mining areas (400 tpd).  João Belo and Basal Reef were previously mined whereas the Serra do Córrego is a new planned mining area outlined by the current exploration program. <r> The existing plant has a capacity of 3,000 tpd and has been on care and maintenance since the shutdown of the mine by William Resources, the previous operator, in December 1998.  The ball mills were jacked up from their base to preserve the bearings and the complex has had 24 hours security since its closure.  SNC Lavalin carried out a detailed assessment of the condition of the equipment on site as part of the feasibility study and found that overall the condition of the major components was good.  Power is readily available at the site from the national power grid which has now been connected to the main plant facilities and mines.

The Company is currently implementing the feasibility study according to the schedule developed by SNC.  It is anticipated that milling will begin in Q1 of 2005 with full production by Q2of 2005.

SNC-Lavalin prepared the metallurgical aspects of the feasibility study.  A program of metallurgical test work was carried out on samples of mineralized materials from the Serra do Córrego deposit by SGS Lakefield in Lakefield, Ontario.  The mineralized material from Serra do Córrego is very similar to mineralization from the other areas with reserves.

Material for the test work was made available from surface exploration drill holes drilled by DSM in the first half of 2003 in the Serra do Córrego deposit.  The selection of samples was carried out by SNC-Lavalin and was based on geological and assay information from the drill core logs made available by DSM.  The samples selected were representative of near cutoff grade, low-grade, medium-grade and higher-grade material in the deposit.

The results of the test work by Lakefield indicated that for the samples studied, leach extractions of 97% could be achieved in 24 hours leaching at a grind size of 80% passing 100 ųm, which represented the reported historical plant grind size.  Leach kinetics were also evaluated at grind sizes of 80% passing 82 ųm and 125 ųm.  Extractions were unaffected by grind size within the range examined.

SNC prepared a design criteria and mass balances of the process plant for a throughput of 190 tons/hour to meet planned production requirements, which Dynatec concluded was attainable.  As a result of metallurgical tests by Lakefield Research on drill core from Serra do Córrego, SNC has concluded that a leach time of 24 hours will increase the recovery rate to 96.5% as compared to the historic rate of 92.3%.  On the basis of the test work, SNC added four additional agitated leach tanks to increase the leach capacity to 24-hours residence time from the pre-existing hours.  A number of other improvements to the plant, including a modern process control system, were also identified and these will be implemented.  </r>

SNC reviewed the environmental requirements with the assistance of GEST, a Brazilian-based engineering firm, and concluded that the risk of significant environmental contamination from effluent discharges and emissions is low and that the risk of TMF failure or environmental contamination is also low.  It was felt that environmental permitting and approvals can be obtained in a timely manner and that the risk of contamination following closure is low.

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

g.  community consultation activities.

Implementation Schedule

Major milestones for the development of the Jacobina project are as follows:

<r>

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

Commence pre-production mine development                             July 2004

Commence pre-start milling                                      September 2004

Commence commissioning for full production                       November 2004

Commence process procurement activity                            December 2004

Start of milling                                                    Early 2005

Milling at full production                                            Mid 2005

______________________________________________________________________________

Permitting

In December 1998, the Jacobina mine was placed in suspended mode.  Under Brazil law, three separate permits are required to re-start and re-commence operations of the mine:

1.  Authorization for Resumption of Mining Operations issued by the

    Departamento Nacional de Produçâo (DNPM) which is the federal department for mining in Brazil.

2.  License to Use Water from Dams or Streams around the Mine Area issued by the Secretary of Environmental Affairs and Water Management of the State

    of Bahia.

3.  Renewal of Suspended License of Operation issued by the Centro de Recursos

    Ambientais (Environmental Agency of the State of Bahia).

In order to obtain the authorization for Renewal of Suspended License of Operation, the first two permits noted above (1) and (2) must be obtained.  DSM was granted the authorization for resumption of mining operations permit in March 2004.  The license to use water from dams or streams around the mine area permit was issued to DSM in April 2004.  The application for renewal of suspended license of operation is currently being reviewed by the Environmental Agency of the State of Bahia.

</r>

Cost Estimates and Financial Analysis

Cost estimates and financial analysis prepared by SNC <r>in September 2003 </r> followed methodology and procedures and exercised due care consistent with the intended level of accuracy, using its professional judgment and reasonable care and is thus of the opinion that there is a high probability that actual costs will fall within the specified margin of error. However, no warranty should be implied as to the accuracy of estimates.  SNC expressed no opinion in respect of estimates provided by the Corporation or others.

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

Area                                                                 US$/tonne

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

<r>

The requirements for maintaining concessions in Brazil in good standing are:

1.  Mining concessions: The holder is required to keep mining activity in operation or suspended mode depending on technical and economic environment.  When the mine is in operation, a 1% NSR is payable to the

    Brazilian government.  No other payments are required to keep the mining concessions in good standing.

2.  Exploration concessions: There are issued for an initial period of three years.  A fee of R$1.63 per hectare (“Taxa Annual por Hectaria”) is payable each year on the anniversary date of the concession.  After three years, an application can be made to extend the concession for a further

    2-3 years with the same payment schedule required.

3.  Applications: Each application for an exploration concession requires a fee of R$300 to be paid.  Once an exploration concession is granted, the annual fee sited above is payable on each anniversary date.

All concessions held by the Company at Jacobina and the Bahia Gold Belt are in good standing as confirmed by Brazilian legal counsel.  The Company maintains a concession management system to high industry standards.

</r>

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

Figure No. 1

Jacobina Property Location Map

The Jacobina property forms a contiguous elongated rectangle extending 110 kilometers in a north south direction, and varying from 2.5 to 4km in width. This shape is a reflection of the underlying geology with the gold-mineralized host rocks trending along the property's north south axis.

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

We believe the 110 kilometre-long Bahia Gold Belt, now owned 100% by the Company, which contains a significant resource on less than 10% of its length, in an area called the Jacobina Mines, is grossly under-explored and has the potential to host significant economic open pit tonnage along its entire length.  We identified five key targets in 2002 for initial exploration.  The first three targets drilled: Serra do Córrego, João Belo Sul, and Morro do Vento, all have produced encouraging results; the other two targets are being drilled.  The Company has six drills active on the Belt and we hope to have up to ten drills on exploration in 2004.  <r>The exploration budget for Calendar 2004 is US$5 million.

The Company’s main goal over the next year is to significantly increase the reserves in the Jacobina mine area.</r>

The Jacobina Mines, part of the Bahia Gold Belt, comprise three separate mines and a processing plant that were in production between 1981 to 1998, when over 700,000 ounces of gold was recovered.  The mines were put on standby due to weak gold prices and lack of capital.

Desert Sun commissioned SNC Lavalin, an internationally recognized engineering firm, to complete a bankable feasibility study at the Jacobina Mines.  <r>The feasibility study established proven and probable reserves to be 10,746,000 Tones at 2.20 grams of gold per tonne containing 758,000 ounces of gold. </r> The objective of the feasibility was to determine the capital and operating costs to reactivate the existing mines and plant and establish the economics of these mines at a US$350 gold price and using modern mining and processing technologies.  In addition to SNC Lavalin, Dynatec was subcontracted for the mining portion and Micon International reviewed the ore resources.  The results of the feasibility study indicate that the mine can be reactivated for net capital of approximately US$30 million and can produce an average of 106,000 ounces per year at a cash cost of US$189 per ounce.  The cash cost includes all mine development.  The after tax IRR (Internal Rate of Return), using a US$350 gold price, is 39%.  Sensitivities to the price of gold and fluctuations in the local currency (Real) to the US dollar indicate the project is economic even if gold drops to US$280 per ounce and the currency strengthens by 20% from the present exchange rate of three Real to one US dollar.  Our goal for Calendar 2004 is to complete mine construction so that Jacobina Mines are in full production by January 2005.

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

<r>

In the August 2002 private placement, there were 3 U.S. investors who participated for a total of 1,700,000 Special Warrants or $680,000.  The Company relied on an exemption provided for “accredited investors” as defined under Rule 501(a) of Regulation D under the U.S. Securities Act of 1933, as amended.

In the February 2003 private placement, there were 6 U.S. investors who participated for a total of 1,741,066 Units or $1,741,066.  The Company relied on an exemption provided for “accredited investors” as defined under Rule 501(a) of Regulation D under the U.S. Securities Act of 1933, as amended.

In the July 2003 private placement, there were 8 U.S. investors who participated for a total of 1,350,000 Units or $1,485,000.  The Company relied on an exemption provided for “accredited investors” as defined under Rule 501(a) of Regulation D under the U.S. Securities Act of 1933, as amended.

In the September 2003 private placement, there were 4 U.S. investors who participated for a total of 3,259,500 common shares or $4,498,100.  The Company relied on an exemption provided for “accredited investors” as defined under Rule 501(a) of Regulation D under the U.S. Securities Act of 1933, as amended.

In the November 2003 private placement, there were 12 U.S. investors who participated for a total of 3,320,000 Units or $5,644,000.  The Company relied on an exemption provided for “accredited investors” as defined under Rule 501(a) of Regulation D under the U.S. Securities Act of 1933, as amended.

</r>

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

<r>February 29, 2004</r>

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

(3)  She spends about half of her time on the affairs of the Company.

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

______________________________________________________________________________

______________________________________________________________________________

Stan Bharti, President and Director of the Company, M. Sc., DIC, P. Eng., C. Eng., brings 25 years experience in the mining, financial and public markets. Mr. Bharti obtained his first degree in Mining Engineering from Moscow, USSR in 1974 and a Master's from the University of London (Royal School of Mines) in 1976. He was also awarded the Diploma for Imperial College (DIC) in 1976.  From 1994 to August 2002, he was Senior Management and a Director of Valencia Ventures Inc.; since August 2002, he has remained a Director of this <r>TSX Venture Exchange</r> listed public company involved with gold production.  Since January 2003, he has been a Director of Admiral Bay Resource Inc., a natural resource exploration company.  Since February 2003, he has been a director of Beartooth Platinum Corporation, a gold/platinum exploration company.

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

 Director = Kalimantan Gold Corporation Limited from June 2002 to present;

 Director = Tournigan Gold Corp. from September 2002 to present;

 Director = GMD Resource Corp. from January 2003 to present; and

 Director = US Gold from January 2000 to present.

A. John Carlesso, VP Corporate Development, has been providing capital markets, corporate finance, and strategic marketing advice to growth-oriented companies, both public and private, across a broad range of sectors for the past nine years.  <r>Prior to joining the Company in 2003, Mr. Carlesso was the director of investor relations for Kasten Chase Applied Research from 2000 to 2003 and worked in investor relations for Tokenhouse Capital and Research from from 1994 to 2000.</r>

Kamaljit Gill, Assistant Corporate Secretary of the Company, has over 14 years experience in the financial and mining industries.  Ms. Gill has previously served as a director and an officer of two TSX Venture Exchange listed companies.  She was Corporate Secretary until December 2003.

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

Gerald P. McCarvill, Chairman and Director of the Company, has over twenty years experience in finance and management.  From 1992 to 1997, he was Director/President/C.E.O. of Repadre Capital Corporation, a TSX Venture Exchange traded mining royalty company.  From 1996 to 2002, he was Chief Executive Officer/President/C.E.O. of McCarvill Corporation, a diversified financial services company.  From 1997 to 2002, he was a director of RTO Enterprises Inc, a TSX Venture Exchange traded public company involved in home entertainment products/appliances/household furniture in Canada.  <r>Since July 2002, he has been the Chairman and a Director of the Company and since February 2003, he has been a Director of Beartooth Platinum Corporation, a gold/platinum exploration company.</r>

Nancy McInerney-Lacombe, Director of the Company, has more than 30 years of domestic and international experience in the financial sector.  Her career has spanned three key areas of the sector including: banking, banking regulation and financial sector restructuring in the developing world.   From 1996 to 2000, she was with Royal Bank of Canada, her last position being Senior Vice President, Product Management; from 1989 to 1994 she was with the Office of the Superintendent of Financial Institutions and held the position of Director from 1992 to 1994.  From 1994 to 1996, she was Financial Sector Specialist for the World Bank.  <r>After voluntarily leaving the Royal Bank of Canada in December 2000, she spent 2001 on sabbatical with her family. </r> From 2002 to 2003, she was a consultant to the Central Bank of Trinidad & Tobago.  In addition, her educational background includes an MBA from The University of Western Ontario, Richard Ivy School of Business (1980).

Dr. William Pearson, Vice-President of Exploration and Director of the Company, is an Economic geologist with over 28 years experience in the national and international mining industry.  He received a B.Sc. in Geology Honours in 1974 from UBC and M.Sc. and Ph.D. degrees in 1977 and 1980, respectively from Queen's University.  He has experience in all phases of mining from grassroots exploration through to advanced exploration, mine development and underground/open pit production in a wide variety of geological environments for precious metals, base metals and industrial minerals.  Over his career, he has been a consultant to, an officer of and a director of a number of junior mining companies and has authored numerous technical reports for financings, due diligence reviews, acquisitions and pre-feasibility and feasibility studies.  Projects have been completed across Canada and in thirteen countries in South America, Europe, Australia and Africa.  <r>From 1990 to 1996, he was the founder and President of Pearson, Hofman & Associates Ltd., which provided geological and technical consulting services to the national and international mining industry. </r> From 1996 to 1999, he was Vice-President, Exploration for William Resources Ltd.  From 2000 to 2002, he was President and Interim Executive Director of the Association of Professional Geoscientists of Ontario.

<r>Peter Tagliamonti, VP Operations and Chief Operating Officer of the Company, is a graduate mining engineer and an Ontario registered Professional Engineer with 20 years of mining experience.  Born and raised in the Canadian mining centre of Noranda, Quebec, Mr. Tagliamonti graduated from Laurentian University in Ontario and has an MBA from the Richard Ivey School of Business at the University of Western Ontario.  In addition to English, he is proficient in Portugese and French.  He has worked with major mining companies in North America, South America and Africa.  From 1998 to January 2004, he was Mine Manager of Eldorado Gold Corporation’s Sao Bento Mine in Brazil; from 1995 to 1997 he was Manager and Chief Mine Engineer for Inmet Mining Corp.; from 1994 to 1995 he was Manager of Ellis-Don Construction; from 1991 to 1993 he was a Mine Engineer for Inco Limited; and from 1987 to 1991, he worked with Redpath Ltd. as an engineer. </r>

Kenneth D. Taylor, Director of the Company, spent 25 years as a Canadian Diplomat, including Ambassador to Iran (1977 to 1980) and Consul General New York (1981 to 1984).  From 1984 to 1986, he was Senior Vice President of Nabisco Brands/RJY Nabisco.  From 1986 to 1989, he was Senior Vice President of RJR Nabisco.  Since 1990, he has been Chairman of Taylor Ryan Incorporated, an international consulting firm based in New York.  Mr. Taylor will conclude a six-year term as Chancellor of Victoria University in the University of Toronto this spring.

Tony Wonnacott, Corporate Secretary of the Company, is a corporate securities lawyer who has been called to the Ontario Bar, completed the Canadian Securities Course, obtained a Bachelor of Commerce (cum laude) and a Bachelor of Laws.  <r>From 1999 to 2003, he was an associate in the Corporate Finance department at the law firm, McMillan Binch LLP. </r> He is presently the Corporate Secretary of Admiral Bay Resources Inc. (since June 2003), Alexis Minerals Corporation (since September 2003), Beartooth Platinum Corporation (since February 2004), Crowflight Minerals Inc. (since June 2003), Largo Resources Ltd. (since September 2003) and Valencia Ventures Inc. (since April 2003).

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

No Director and/or member of Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or member of Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/ practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

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

Table No. 8

Stock Option Grants in Fiscal 2003 Ended 8/31/2003

__________________________________________________________________________________

                             Percentage                 Market Value of Securities

                          Number       of   Exer.               Underlying Options

                              of    Total  Price                           on Date

                         Options  Options    Per      Grant      Exp’r    of Grant

Name                     Granted  Granted  Share       Date       Date   Per Share

----------------------------------------------------------------------------------

Stan Bharti              346,666      12%  $1.00  2/04/2003   2/04/2008      $1.00

Gerald McCarvill         173,333       6%  $1.00  2/04/2003   2/04/2008      $1.00

William Pearson          173,333       6%  $1.00  2/04/2003   2/04/2008      $1.00

Nancy McInerney-Lacombe  100,000       4%  $1.00  7/02/2003   7/02/2008      $1.00

Peter Bojtos              86,666       3%  $1.00  2/04/2003   2/04/2008      $1.00

Kenneth Taylor            43,333       1%  $1.00  2/04/2003   2/04/2008      $1.00

Kam Gill                  43,333       1%  $1.00  2/04/2003   2/04/2008      $1.00

Ian MacNeily             200,000       7%  $0.40  9/16/2002   9/16/2007      $0.40

Mark Brennan             132,000       5%  $0.40  9/16/2002   9/16/2007      $0.40

Mark Brennan             132,000       5%  $0.60  9/16/2002   9/16/2007      $0.40

Mark Brennan             132,000       5%  $0.80  9/16/2002   9/16/2007      $0.40

Kurt Menchen             173,333       6%  $1.00  2/04/2003   2/04/2008      $1.00

Tony Wonnacott            25,000       1%  $1.00  4/23/2003   4/23/2008      $0.90

Tony Wonnacott            75,000       3%  $1.10  7/23/2003   7/23/2008      $1.10

Stephen Woodhead         100,000       1%  $1.00  4/23/2003   4/23/2008      $0.90

Management Total       2,935,997       68%

Consultants/Others (2)   900,000       32%

Total                  3,835,997      100%

----------------------------------------------------------------------------------

(1)  <r>Options were vested upon granting, with the exception those options granted to Michael Baybak, as described in note 2, which options vested 25% on 7/23/03, 25% vested on 10/23/03, 25% vested on 1/23/04 and 25% vested on 4/23/04.

(2)  Mr. Robert Chapman was granted options to purchase 200,000 shares at $0.55 on 10/15/02 as he was to provide the Company with investor relations services (he failed to perform those services and his options were cancelled during fiscal 2003); Mr. Robert Moriarty was granted options to purchase 100,000 shares at $0.55 on 10/15/02 (set to expire on 10/15/07) and options to purchase 50,000 shares at $1.00 on 2/4/03 (set to expire on 2/4/08) as he provides consulting services (market and business analysis) to the Company; Mr. Wade Dawe was granted options to purchase 100,000 shares at $1.00 on 2/4/03 (set to expire on 2/4/08) as he provides consulting services (market and business analysis) to the Company, Mr. Chuck Thorman was granted options to purchase 50,000 shares at $1.00 on 2/4/03 (set to expire on 2/4/08) as he provides market and business advisory services to the Company; Mr. David Williamson was granted options to purchase 50,000 shares at $1.00 on 2/4/03 (set to expire on 2/4/08) as he provides market and business advisory services to the Company; Mr. Ian Gordon was granted options to purchase 50,000 shares at $1.00 on 2/4/03 (set to expire on 2/4/08) as he provides consulting services (market and business analysis) to the Company; Mr. Richard Garnett was granted options to purchase 50,000 shares at $1.00 on 2/4/03 (set to expire on 2/4/08) as he provides market and business advisory services to the Company; Mr. Michael Baybak was granted options to purchase 150,000 shares at $1.00 on 04/23/03 (set to expire on 04/23/08) as he provides investor relations services to the Company consulting services (market and business analysis); and Mr. Bill Clarke was granted options to purchase 100,000 shares at $1.00 on 7/25/03 (set to expire on 7/25/08) as he provides market and business advisory services to the Company. </r>

Table No. 9 gives certain information concerning stock option exercises during Fiscal 2003 Ended 8/31/2003 by our Senior Management and Directors.  It also gives information concerning stock option values.  During Fiscal 2003, a total of 961,790 stock options in aggregate were exercised.

Table No. 9

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

                    Shares             Unexercised Options         Options at

                  Acquired  Aggregate    at Fiscal Yearend     Fiscal Yearend

                        on      Value         Exercisable/       Exercisable/

Name              Exercise   Realized        Unexercisable      Unexercisable

-----------------------------------------------------------------------------

Stan Bharti        650,000   $507,000          346,666/nil           $221,866

Ian MacNeily       100,000    $66,000              nil/nil               $nil

Kenneth Taylor      50,000    $48,500           43,333/nil            $27,733

Kam Gill            10,000    $ 7,000           83,333/nil            $78,133

_____________________________________________________________________________

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

10.E.  Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of <r>all material</r> principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

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

United States Taxation

The following is a brief summary of <r>all material</r> principal United States income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the "Act" and the "Treaty", is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada.  For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares.  The gain or loss will be a capital gain or capital loss if the Company's common shares are a capital asset in U.S. Taxpayer's hands.

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

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

<r>

ITEM 15.  CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report.  Based upon that evaluation, the President and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no significant change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal year ended 8/31/2003 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

</r>

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

<r>The Company’s Audit Committee consists of three unrelated directors, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  The chair of the Audit Committee, Nancy E. McInerney-Lacombe, is the "audit committee’s financial expert".  She is a senior executive with close to 30 years of domestic and international experience in the financial sector.  Her career has spanned three key areas of the sector including: banking, banking regulation and financial sector restructuring in the developing world.  Ms McInerney-Lacombe's previous roles included Senior Vice President, Royal Bank of Canada; Director, Deposit Taking Institutions, The Office of the Superintendent of Financial Institutions; Financial Sector Specialist for the World Bank and consultant to the Central Bank of Trinidad & Tobago.

ITEM 16B.  CODE OF ETHICS

The Company has not adopted a written ”code of ethics” that meets the new United States' Sarbanes-Oxley standards; the Board of Directors believes that existing Canadian standards and procedures is adequate for its purposes.  The Company has not seen any need to adopt a written code of ethics on the basis that its corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, the compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the code; and accountability for adherence to the code.

Item 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES

The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy / procedure.  The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by McGovern Hurley Cunningham, including audit services, audit related services, tax services and other services.  The procedure requires that all proposed engagements of McGovern Hurley Cunningham for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by McGovern Hurley Cunningham and DeVisser Grey to the Company were:

______________________________________________________________________________

Fiscal Year ended December 31, 2003 and 2002       Fiscal Year     Fiscal Year

Principal Accountant Fees and Services                    2003            2002

------------------------------------------------------------------------------

Audit Fees                                             $29,015         $13,000

Audit Related Fees (1)                                  $3,100         $10,000

Tax Fees (2)                                            $2,500            $nil

All Other Fees (3)                                     ___$nil         ___$nil

Total                                                  $34,615         $23,000

______________________________________________________________________________

</r>

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

           --- No Disclosure Necessary ---

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

           --- No Disclosure Necessary ---

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

Audited Financial Statements

 Auditor's Report, dated 11/22/2003

<r> Auditor's Report, dated 11/19/2002</r>

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

       --- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:             No Disclosure Necessary

4.  Material Contracts:

    Incorporated by reference to Form 6-K’s.

<r>

a.  Valencia Ventures Final Agreement, dated 8/30/2003; filed 1/22/2004

b.  Rockwater Capital Termination Agreement, dated 8/1/2003; filed 1/22/2004

c.  Management Agreements: filed 3/16/2004

1. Independent Contractor Agreement with Stan Bharti, dated 11/01/2003

2. Consulting Agreement with John Carlesso, dated 9/22/2003

3. Independent Contractor Agreement with McCarvill Consulting, dated 11/1/2003

4. Consulting Agreement with Kurt Menchen, dated 2/13/2003

5. Independent Contractor Agreement with Pearson Geological Lt, dated 11/1/2003

6. Executive Employment Agreement with Peter Tagliamonti, effective 11/3/2003

7. Independent Contractor Agreement: Stephen Woodhead Consulting, dated 11/01/2003

8. Independent Contractor Agreement with Wonnacott Consulting, dated 11/01/2003

</r>

5.  Foreign Patents:                     No Disclosure Necessary

6.  Earnings Per Share Calculation:      No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary

8.  List of Subsidiaries:

    Incorporated by reference to Form 20-F Annual Reports and Form 6-K’s.

9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16:        No Disclosure Necessary

<r>

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a)                  93

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code                 95

14.  Additional Exhibits:

A.  Incorporated by reference to Form 6-K’s.

1.  Notice of Meeting/Information Circular/Form of Proxy; filed 1/23/2004

2.  Information Circular and Proxy for AGM for FY1999; filed 1/26/2004

3.  Information Circular and Proxy for AGM for FY2000; filed 1/26/2004

4.  Short Form Prospectus, dated 11/12/2003; filed 1/28/2004

5.  Consents by “Experts” regarding Prospectus; filed 1/28/2004

6.  SNC Lavalin Technical Report, dated 10/29/2003; filed 1/28/2004

7.  Renewal Annual Information Form for FY2003; filed 3/12/2004

8.  SRK Consulting Group Technical Report on Jacobina Property; filed 3/23/2004

B.  Incorporated by reference to Form 20-FR filed 9/30/2003

1.  Notice of Meeting/Information circular/proxy for FY2002 AGM

2.  Annual Information Form for FY2002

3.  Underwriting Agreement for Proposed Offering

4.  Acknowledgements/Letters Regarding Recipient Agencies

</r>

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

McGovern, Hurley, Cunningham, LLP
Chartered Accountants

Page 1

AUDITORS' REPORT

To the Shareholders of
Desert Sun Mining Corp.
(An Exploration Stage Company)

The consolidated financial statements as at August 31, 2002 and for the years ended August 31, 2002 and 2001 were audited by another firm of Chartered Accountants who expressed an opinion without reservation on those statements in their report dated November 19, 2002.

McGOVERN, HURLEY, CUNNINGHAM, LLP

Signed "McGovern, Hurley, Cunningham, LLP"

Chartered Accountants

TORONTO, Canada
November 21, 2003

2005 Sheppard Avenue East, Suite 300, Toronto, Ontario, Canada, M2J 5B4
Telephone: (416) 496-1234 – Fax: (416) 496-0125 – E-Mail: info@mhc-ca.com – Website: www.mhc-ca.com

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

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

November 19, 2002

DESERT SUN MINING CORP.
(AN EXPLORATION STAGE COMPANY)
Page 2

CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)	**August 31, 2003 $**	August 31, 2002 $
ASSETS		
CURRENT		
Cash and equivalents	**6,832,461**	1,735,139
Amounts receivable and prepaid expenses	**68,742**	41,313
	6,901,203	1,776,452
EXPLORATION PROPERTY, PLANT AND EQUIPMENT (Note 3)	**3,147,498**	35,836
EQUIPMENT (Note 4)	**39,455**	-
	10,088,156	1,812,288
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	**487,632**	15,970
CONTINGENCY (Note 10)		
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 6(a) and (b))	**16,952,085**	7,132,582
WARRANTS (Note 6(g))	**1,682,832**	-
SPECIAL WARRANTS (Note 6(c))	**-**	1,872,475
CONTRIBUTED SURPLUS (Notes 6(d) and (f))	**428,419**	-
DEFICIT	**(9,462,812)**	(7,208,739)
	9,600,524	1,796,318
	10,088,156	1,812,288

NATURE OF OPERATIONS (Note 1)

Approved on behalf of the Board of Directors:

_______________________________, Director

_______________________________, Director

See accompanying notes to these consolidated financial statements.

DESERT SUN MINING CORP. Page 3
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(Stated in Canadian Dollars)	Common Shares #	Common Shares $	Warrants $	Consolidated Surplus and Others $	Accumulated Deficit $	Total $
Balance at inception - 21 May 1980	-	-	-	-	-	-
Issuance of shares for cash	1,985,000	358,400	-	-	-	358,400
Issuance of shares for property interest	200,000	40,000	-	-	-	40,000
Loss for the period	-	-	-	-	(76,005)	(76,005)
Balance - 30 June 1981	2,185,000	398,400	-	-	(76,005)	322,395
Issuance of shares for cash	50,000	20,000	-	-	-	20,000
Issuance of shares for property interest	(200,000)	(40,000)	-	-	-	(40,000)
Loss for the period	-	-	-	-	(103,570)	(103,570)
Balance - 30 June 1982	2,035,000	378,400	-	-	(179,575)	198,825
Issuance of shares for cash	310,000	146,000	-	-	-	146,000
Loss for the period	-	-	-	-	(207,254)	(207,254)
Balance - 30 June 1983	2,345,000	524,400	-	-	(386,829)	137,571
Issuance of shares for cash	100,000	15,000	-	-	-	15,000
Issuance of shares on settlement of debt	337,300	79,297	-	-	-	79,297
Loss for the period	-	-	-	-	(119,422)	(119,422)
Balance - 30 June 1984	2,782,300	618,697	-	-	(506,251)	112,446
Consolidation of shares on a 1 for 4 basis	(2,086,725)	-	-	-	-	-
Balance after consolidation	695,575	618,697	-	-	(506,251)	112,446
Loss for the period	-	-	-	-	(222,162)	(222,162)
Balance - 30 June 1985	695,575	618,697	-	-	(728,413)	(109,716)
Exercise of options	50,806	25,702	-	-	-	25,702
Issuance of shares on settlement of debt	656,114	121,438	-	-	-	121,438
Loss for the period	-	-	-	-	(90,922)	(90,922)
Balance - 30 June 1986	1,402,495	765,837	-	-	(819,335)	(53,498)
Issuance of shares for cash	1,090,625	446,222	-	-	-	446,222
Exercise of options	50,000	38,500	-	-	-	38,500
Exercise of warrants	300,000	240,000	-	-	-	240,000
Issuance of shares on settlement of debt	13,258	11,800	-	-	-	11,800
Share issuance costs	-	(85,000)	-	-	-	(85,000)
Loss for the period	-	-	-	-	(199,462)	(199,462)
Balance - 30 June 1987	2,856,378	1,417,359	-	-	(1,018,797)	398,562
Issuance of shares for cash	424,000	372,590	-	-	-	372,590
Exercise of options	141,319	113,226	-	-	-	113,226
Exercise of warrants	7,500	8,250	-	-	-	8,250
Issuance of shares for property interest	150,000	202,250	-	-	-	202,250
Loss for the period	-	-	-	-	(310,420)	(310,420)
Balance - 30 June 1988	3,579,197	2,113,675	-	-	(1,329,217)	784,458
Issuance of shares for cash	138,887	92,500	-	-	-	92,500
Exercise of options	439,244	273,001	-	-	-	273,001
Issuance of shares for property interest	68,323	30,062	-	-	-	30,062
Loss for the period	-	-	-	-	(363,636)	(363,636)
Balance - 30 June 1989	4,225,651	2,509,238	-	-	(1,692,853)	816,385

Continued…

See accompanying notes to these consolidated financial statements.

DESERT SUN MINING CORP. Page 4
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	Common Shares		Warrants	Consolidated Surplus and Others	Accumulated Deficit	Total
(Stated in Canadian Dollars)	#	$	$	$	$	$
Balance - 30 June 1989	4,225,651	2,509,238	-	-	(1,692,853)	816,385
Issuance of shares for cash	684,210	130,000	-	-	-	130,000
Exercise of options	2,314,230	538,030	-	-	-	538,030
Issuance of shares on settlement of debt	777,984	140,037	-	-	-	140,037
Issuance of shares for property interest	100,000	18,000	-	-	-	18,000
Issuance of shares for equipment	200,000	49,000	-	-	-	49,000
Loss for the period	-	-	-	-	(226,197)	(226,197)
Balance - 30 June 1990	8,302,075	3,384,305	-	-	(1,919,050)	1,465,255
Consolidation of shares on a 1 for 6 basis	(6,918,396)	-	-	-	-	-
Balance after consolidation	1,383,679	3,384,305	-	-	(1,919,050)	1,465,255
Issuance of shares for cash	1,000,000	405,000	-	-	-	405,000
Exercise of options	21,286	19,158	-	-	-	19,158
Issuance of warrants	26,316	30,000	-	-	-	30,000
Loss for the period	-	-	-	-	(184,483)	(184,483)
Balance - 30 June 1991	2,431,281	3,838,463	-	-	(2,103,533)	1,734,930
Issuance of shares for cash	137,000	55,485	-	-	-	55,485
Exercise of warrants	11,000	4,950	-	-	-	4,950
Loss for the period	-	-	-	-	(32,776)	(32,776)
Balance - 31 August 1991	2,579,281	3,898,898	-	-	(2,136,309)	1,762,589
Issuance of shares for cash	389,000	101,140	-	-	-	101,140
Exercise of options	390,000	200,000	-	-	-	200,000
Exercise of warrants	366,500	174,515	-	-	-	174,515
Loss for the period	-	-	-	-	(533,739)	(533,739)
Balance - 31 August 1992	3,724,781	4,374,553	-	-	(2,670,048)	1,704,505
Exercise of options	242,074	36,311	-	-	-	36,311
Loss for the period	-	-	-	-	(2,001,735)	(2,001,735)
Balance - 31 August 1993	3,966,855	4,410,864	-	-	(4,671,783)	(260,919)
Issuance of shares on settlement of debt	1,613,400	242,010	-	-	-	242,010
Consolidation of shares on a 1 for 5 basis	(4,464,204)	-	-	-	-	-
Balance after consolidation	1,116,051	4,652,874	-	-	(4,671,783)	(18,909)
Loss for the period	-	-	-	-	(30,725)	(30,725)
Balance - 31 August 1994	1,116,051	4,652,874	-	-	(4,702,508)	(49,634)
Issuance of shares for cash	1,400,000	215,269	-	-	-	215,269
Exercise of warrants	170,000	44,200	-	-	-	44,200
Loss for the period	-	-	-	-	(97,936)	(97,936)
Balance - 31 August 1995	2,686,051	4,912,343	-	-	(4,800,444)	111,899
Stock split on a 2 for 1 basis	2,686,051	-	-	-	-	-
Balance after stock split	5,372,102	4,912,343	-	-	(4,800,444)	111,899

Continued…

See accompanying notes to these consolidated financial statements.

DESERT SUN MINING CORP.
(AN EXPLORATION STAGE COMPANY)
Page 5

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(Stated in Canadian Dollars)	Common Shares #	Common Shares $	Warrants $	Consolidated Surplus and Others $	Accumulated Deficit $	Total $
Balance after stock split (Continued)	5,372,102	4,912,343	-	-	(4,800,444)	111,899
Issuance of shares for cash	2,328,324	551,142	-	-	-	551,142
Exercise of warrants	173,680	49,499	-	-	-	49,499
Issuance of shares for property interest	400,000	180,000	-	-	-	180,000
Loss for the period	-	-	-	-	(396,596)	(396,596)
Balance - 31 August 1996	8,274,106	5,692,984	-	-	(5,197,040)	495,944
Issuance of shares for cash	420,000	380,000	-	-	-	380,000
Share issue costs	18,803	-	-	-	-	-
Exercise of warrants	3,926,154	531,423	-	-	-	531,423
Loss for the period	-	-	-	-	(563,475)	(563,475)
Balance - 31 August 1997	12,639,063	6,604,407	-	-	(5,760,515)	843,892
Issuance of shares for cash	115,000	26,450	-	-	-	26,450
Exercise of options	250,000	57,500	-	-	-	57,500
Loss for the period	-	-	-	-	(311,640)	(311,640)
Balance - 31 August 1998	13,004,063	6,688,357	-	-	(6,072,155)	616,202
Issuance of shares for property interest	4,411	3,750	-	-	-	3,750
Exercise of warrants	5,000	1,150	-	-	-	1,150
Loss for the period	-	-	-	-	(903,772)	(903,772)
Balance - 31 August 1999	13,013,474	6,693,257	-	-	(6,975,927)	(282,670)
Shares held in escrow cancelled	(21,656)	-	-	-	-	-
Loss for the period	-	-	-	-	(68,822)	(68,822)
Balance, August 31, 2000	12,991,818	6,693,257	-	-	(7,044,749)	(351,492)
Shares issued for property interest	44,000	8,360	-	-	-	8,360
Special warrants issued for cash	2,500,000	236,250	-	-	-	236,250
Loss for the period	-	-	-	-	(38,569)	(38,569)
Balance, August 31, 2001	15,535,818	6,937,867	-	-	(7,083,318)	(145,451)
Private placements	500,000	100,000	-	-	-	100,000
Exercise of stock options	789,290	94,715	-	-	-	94,715
Issuance of special warrants for cash	-	-	-	1,872,475	-	1,872,475
Loss for the period	-	-	-	-	(125,421)	(125,421)
Balance, August 31, 2002	16,825,108	7,132,582	-	1,872,475	(7,208,739)	1,796,318
Issuance of special warrants for cash	-	-	-	100,000	-	100,000
Conversion of special warrants	5,000,000	1,419,047	553,428	(1,972,475)	-	-
Private placements	9,246,520	7,694,174	1,212,471	179,545	-	9,086,190
Stock-based compensation	-	-	-	248,874	-	248,874
Exercise of warrants	835,000	433,517	(83,067)	-	-	350,450
Exercise of stock options	961,790	272,765	-	-	-	272,765
Adjustment	66	-	-	-	-	-
Loss for the period	-	-	-	-	(2,254,073)	(2,254,073)
Balance, August 31, 2003	**32,868,484**	**16,952,085**	**1,682,832**	**428,419**	**(9,462,812)**	**9,600,524**

See accompanying notes to these consolidated financial statements.

DESERT SUN MINING CORP. Page 6
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Stated in Canadian Dollars)	Cumulative from Inception (May 21, 1980) to August 31, 2003 $	**Year Ended August 31, 2003 $**	Year Ended August 31, 2002 $	Year Ended August 31, 2001 $
REVENUE	-	**-**	-	-
EXPENSES				
Amortization	29,227	**2,952**	959	1,599
Bank charges and interest	39,966	**4,993**	3,247	913
Consulting fees	428,504	**401,769**	26,735	-
Foreign exchange loss/(gain)	6,625	**7,644**	(1,095)	(23)
Investor relations and shareholders information	391,247	**389,112**	2,117	-
Management and administrative services	749,745	**716,745**	33,000	-
Office and miscellaneous	3,107,406	**114,827**	17,190	28,019
Professional fees	209,508	**118,678**	28,307	17,312
Rent	66,634	**65,134**	1,500	-
Telephone	53,226	**49,794**	3,432	-
Transfer agent, listing and filing fees	206,785	**167,162**	15,440	18,288
Travel and entertainment	366,807	**297,705**	68,516	586
Write-off of property interests	3,910,160	**-**	23,249	-
Write-off of equipment	168,348	**-**	5,437	-
Forgiveness of amounts payable	(154,741)	**-**	(100,199)	(28,018)
	9,579,447	**2,336,515**	127,835	38,676
Loss before the undernoted	(9,579,447)	**(2,336,515)**	(127,835)	(38,676)
Interest income	116,635	**82,442**	2,414	107
NET LOSS FOR THE PERIOD	(9,462,812)	**(2,254,073)**	(125,421)	(38,569)
DEFICIT, beginning of period	-	**(7,208,739)**	(7,083,318)	(7,044,749)
DEFICIT, end of period	(9,462,812)	**(9,462,812)**	(7,208,739)	(7,083,318)
BASIC AND DILUTED NET LOSS PER SHARE		**0.09**	0.01	0.00
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		**25,048,434**	15,780,313	13,801,166

See accompanying notes to these consolidated financial statements.

DESERT SUN MINING CORP.
(AN EXPLORATION STAGE COMPANY)
Page 7

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)	Cumulative from Inception (May 21, 1980) to August 31, 2003 $	**Year Ended August 31, 2003 $**	Year Ended August 31, 2002 $	Year Ended August 31, 2001 $
CASH PROVIDED BY (USED IN):				
OPERATING ACTIVITIES				
Loss for the period	(9,462,812)	**(2,254,073)**	(125,421)	(38,569)
Adjustments for non-cash items:				
Amortization	452,194	**2,952**	959	1,599
Compensation expense (Note 6(f))	248,874	**248,874**	-	-
Forgiveness of debt	(154,741)	**-**	(100,199)	(28,018)
Write off of property interests	3,910,160	**-**	23,249	-
Write off of equipment	165,552	**-**	5,437	-
Net changes in non-cash working capital balances	1,161,133	**444,233**	(100,233)	60,021
	(3,679,640)	**(1,558,014)**	(296,208)	(4,967)
INVESTING ACTIVITIES				
Exploration property, plant and equipment (net)	(6,607,164)	**(3,111,662)**	(35,836)	(4,204)
Purchase of equipment (net)	(609,193)	**(42,407)**	-	-
	(7,216,357)	**(3,154,069)**	(35,836)	(4,204)
FINANCING ACTIVITIES				
Private placements	12,536,805	**9,086,190**	194,715	-
Issue of special warrants	2,208,725	**100,000**	1,872,475	-
Exercise of warrants	1,434,437	**350,450**	-	-
Exercise of options	1,548,491	**272,765**	-	-
	17,728,458	**9,809,405**	2,067,190	-
Change in cash and equivalents – for the period	6,832,461	**5,097,322**	1,735,146	(9,171)
Cash and equivalents – beginning of period	-	**1,735,139**	(7)	9,164
Cash and equivalents – end of period	6,832,461	**6,832,461**	1,735,139	(7)
SUPPLEMENTAL INFORMATION:				
Interest paid	-	**-**	-	-
Income taxes paid	-	**-**	-	-
Issuance of shares for property interests	442,422	**-**	-	8,360
Issuance of shares for equipment	49,000	**-**	-	-
Issuance of shares to settle debt	594,582	**-**	-	-
Conversion of special warrants to shares and warrants	2,208,725	**1,972,475**	-	236,250

See accompanying notes to these consolidated financial statements.

DESERT SUN MINING CORP. Page 8
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2003
(Stated in Canadian Dollars)

1. NATURE OF OPERATIONS

Desert Sun Mining Corp. ("Desert Sun" or the "Company"), an exploration stage company, which on March 20, 2003 was continued under the *Canada Business Corporations Act.*, is engaged in the acquisition, exploration and development of properties for the purpose of producing precious metals. The Company's principal asset is its 100% interest in the Jacobina gold project located in the State of Bahia, in northeastern Brazil. The ability of Desert Sun to realize the costs it has incurred to date on this property is dependent upon the Company being able to finance the development of the commercial ore body that has been identified subsequent to the year end, and to resolve any technical, environmental, regulatory, or other constraints which may hinder the successful development of the property.

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

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and reflect the significant accounting policies outlined below. These policies conform, in all material respects, with United States generally accepted accounting principles ("US GAAP"), except as discussed in Note 12.

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

The Company reviews capitalized costs on its property interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

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

Continued...

2. SIGNIFICANT ACCOUNTING POLICIES (continued*)*

Equipment and amortization

Office equipment is recorded at cost and amortized over the estimated useful economic lives of three to ten years, principally using the declining balance method.

Share capital

Common shares issued for non-monetary consideration are recorded at their fair market value based on the trading price of the Company's shares on the Toronto Stock Exchange on the date of the agreement to issue the shares.

Stock-based compensation

Effective September 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section defines recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. Under these new standards, all stock-based payments made to non-employees must be systematically accounted for in the enterprise's financial statements. These standards also define a fair value-based method of accounting for stock-based employee compensation plans. Under this method, compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. Desert Sun has elected to continue to follow the intrinsic value method of accounting for stock options granted to directors and employees. Under this method, no compensation expense is recorded when stock options are granted to directors and employees if the exercise price of the stock options granted is equal to or above the current market value of the underlying shares. Any consideration paid by directors and employees on the exercise of stock options is credited to share capital. The accounting for stock-based compensation to directors and employees as a compensation expense using the fair value method is disclosed as pro-forma information. The Company records stock options granted to consultants using the fair value method. The Company's stock-based compensation plan is described in Notes 6(e) and 6(f). These financial statements omit the effect of stock options granted before September 1, 2002.

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

Foreign currency translation

The Canadian dollar is the functional currency of all of the Company's operations, which are classified as integrated for foreign currency translation purposes. Under this method translation gains or losses are included in the determination of net income or loss.

Monetary assets and liabilities of the Company's integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization which is translated at historical rates, are translated at the average exchange rates for the period.

Continued...

3. EXPLORATION PROPERTY, PLANT AND EQUIPMENT

	Balance at August 31, 2001 $	Net Additions (Write offs) $	Balance at August 31, 2002 $	Net Additions (Write offs) $	**Balance at August 31, 2003 $**
Jacobina Mine, Brazil					
Acquisition costs	-	25,000	25,000	300,000	**325,000**
Feasibility study expenses	-	-	-	626,648	**626,648**
Drilling and assaying	-	-	-	832,260	**832,260**
Geological and geophysical	-	9,000	9,000	369,872	**378,872**
Permitting	-	-	-	32,179	**32,179**
Site labour and consumables	-	159	159	706,075	**706,234**
Transport, travel and accommodation	-	1,677	1,677	244,628	**246,305**
	-	35,836	35,836	3,111,662	**3,147,498**
Tabutama Borate Project, Mexico					
Acquisition	23,105	(23,105)	-	-	**-**
Camp, accommodation and travel	144	(144)	-	-	**-**
	23,249	(23,249)	-	-	**-**
	23,249	12,587	35,836	3,111,662	**3,147,498**

JACOBINA MINE
Bahia State, Brazil

Desert Sun entered into an option agreement with Valencia Ventures Inc. (formerly William Multi-Tech Inc.) ("VVI") dated May 17, 2002 to acquire a 51% interest in the Jacobina Mine and related mineral concessions by paying $25,000 and agreeing to spend US$2 million on the properties prior to December 31, 2004. An officer and director of the Company is a director of VVI. In terms of the agreement, the Company had the option to withdraw from this agreement at any time without penalty and, provided the Company had spent in excess of US$500,000 on the property it would retain a proportionate interest in the property.

On September 20, 2002, Desert Sun entered into a Memorandum of Understanding whereby the Company could acquire the remaining 49% interest in the mine by paying $100,000 upon execution of a formal agreement and a further $5,000,000 within 90 days of earning the initial 51% interest.

On August 1, 2003, Desert Sun entered into an agreement with Rockwater Capital Corporation ("Rockwater") to purchase from Rockwater a 1.7% net smelter royalty on the Jacobina Mine for cash consideration of $200,000. A director of the Company is also a director of Rockwater.

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

Continued...

4. EQUIPMENT

	Cost $	Accumulated Amortization $	**2003 Net** $	2002 Net $
Office furniture and equipment	16,392	1,639	**14,753**	-
Computer equipment	26,015	1,313	**24,702**	-
	42,407	2,952	**39,455**	-

5. RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(a) See Note 3 (Jacobina Mine).

(b) Management and administrative services expense includes $90,000 (2002 - $Nil; 2001 - $Nil), which was paid to a company controlled by an officer and director of the Company for administrative services including the services of the Company's corporate secretary.

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

Continued...

DESERT SUN MINING CORP. Page 12
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2003
(Stated in Canadian Dollars)

6. SHARE CAPITAL

a) Authorized

Unlimited number of common shares without par value.

b) Issued

	Number of Shares #	Amount $
Issued at August 31, 2000	12,991,818	6,693,257
Property acquisition	44,000	8,360
Special warrants	2,500,000	236,250
Issued at August 31, 2001	15,535,818	6,937,867
Private placements	500,000	100,000
Exercise of stock options	789,290	94,715
Issued at August 31, 2002	16,825,108	7,132,582
Conversion of special warrants (Note 6(c))	5,000,000	1,419,047
Private placement – February 2003 (i)	4,701,065	3,983,267
Private placement – July 2003 (ii)	4,545,455	3,710,907
Exercise of warrants	835,000	433,517
Exercise of stock options	961,790	272,765
Adjustment	66	-
Issued at August 31, 2003	**32,868,484**	**16,952,085**

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

Continued...

DESERT SUN MINING CORP. Page 13
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

e) Stock Options

Under the Company's Stock Option Plan (the "Plan"), the Company may grant to directors, officers, employees and consultants options to purchase up to 4,000,000 common shares of the Company. The maximum number of shares which may be issued to any one individual within a twelve-month period must not exceed 5% of the total number of shares issued and outstanding (on a non-diluted basis) at the time of grant. Options granted under the Plan have a five-year term and are priced at the closing price of the Company's common shares on the Toronto Stock Exchange on the day immediately prior to the date of granting. These options vest at varying dates.

Summary of stock option activity:

	August 31, 2003		August 31, 2002	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
	#	**$**	#	$
Balance, beginning of period	**1,809,290**	**0.33**	1,553,580	0.12
Granted	**2,835,997**	**0.86**	1,695,000	0.34
Exercised	**(961,790)**	**0.28**	(789,290)	0.12
Cancelled or expired	**(550,000)**	**0.56**	(650,000)	0.12
Balance, end of period	**3,133,497**	**0.79**	1,809,290	0.33

Summary of stock options outstanding at August 31, 2003:

Exercise Price	Number Outstanding	Remaining Contractual Life	Number Exercisable
$	#	(Years)	#
0.38	797,500	3.83	797,500
0.40	132,000	4.00	132,000
0.55	100,000	4.08	100,000
0.60	132,000	4.00	132,000
0.80	132,000	4.00	132,000
1.00	1,339,997	4.41	1,339,997
1.00	275,000	4.67	200,000
1.00	100,000	4.83	-
1.10	75,000	4.92	75,000
1.35	50,000	4.92	-
	3,133,497		2,908,497

Continued...

DESERT SUN MINING CORP. Page 14
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

g) Warrants

Summary of warrant activity:

	August 31, 2003		August 31, 2002	
	Number of Warrants	**Weighted Average Exercise Price**	Number of Warrants	Weighted Average Exercise Price
	#	**$**	#	$
Balance, beginning of period	**500,000**	**0.28**	2,500,000	0.14
Issued	**7,623,260**	**0.98**	500,000	0.28
Exercised	**(835,000)**	**0.42**	-	-
Expired	**-**	**-**	(2,500,000)	0.14
Balance, end of period	**7,288,260**	**1.00**	500,000	0.28

Summary of warrants outstanding at August 31, 2003:

Expiry Date	Exercise Price	Number of Warrants	Amount
	$	#	$
April 17, 2004	0.28	110,000	-
August 3, 2004	0.50	2,580,000	475,948
August 18, 2004	1.25	2,325,533	519,679
July 22, 2005	1.35	2,272,727	687,205
		7,288,260	1,682,832

Continued...

7. INCOME TAXES

(a) Provision for Income Taxes

Major items causing the Company's income tax rate to differ from the Canadian statutory rate of approximately 37% (2002 - 39%; 2001 - 42%) were as follows:

	August 31		
	2003	2002	2001
	$	$	$
Loss before income taxes	**(2,254,073)**	(125,421)	(38,569)
Expected income tax benefit based on statutory rate	**(834,000)**	(49,000)	(16,000)
Adjustments to benefit resulting from:			
Share issue costs	**(46,000)**	-	-
Stock-based compensation	**92,000**	-	-
Valuation allowance	**788,000**	49,000	16,000
	-	-	-

(b) Future Tax Balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities in Canada approximate the following:

	August 31		
	2003	2002	2001
	$	$	$
Future income tax assets (liabilities)			
Non-capital losses	**2,200,000**	1,539,000	1,629,000
Exploration properties	**102,000**	108,000	116,000
Share issue costs	**182,000**	-	-
Valuation allowance	**(2,484,000)**	(1,647,000)	(1,745,000)
	-	-	-

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

8. SEGMENTED INFORMATION

Geographic segmentation of the Company's assets is as follows:

	August 31,	
	2003	2002
	$	$
Canada	**6,760,157**	1,776,452
Brazil	**3,327,999**	35,836
	10,088,156	1,812,288

All expenses included in the consolidated statement of operations were incurred in Canada.

Continued...

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

10. SUBSEQUENT EVENTS AND CONTINGENCY

a) Acquisition of 100% of the Jacobina Mine

b) $11 million private placement

c) $20 million bought deal financing

Continued…

DESERT SUN MINING CORP. Page 17
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

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). The following represents the material adjustments to the consolidated financial statements as at and for the periods ended August 31, 2003, 2002 and 2001 in order to conform to accounting principles generally accepted in the United States ("US GAAP").

	August 31,		
	2003	2002	2001
	$	$	$
Assets			
Exploration property - Canadian GAAP	**3,147,498**	35,836	23,249
Less: exploration costs expensed - US GAAP (a)	**(3,147,498)**	(35,836)	(23,249)
Exploration property - US GAAP	**-**	-	-
Operations			
Net loss - Canadian GAAP	**(2,254,073)**	(125,421)	(38,569)
Exploration costs expensed - US GAAP (a)	**(3,111,662)**	(35,836)	(12,564)
Exploration costs written off - Canadian GAAP (a)	**-**	23,249	-
Compensation expense - Canadian GAAP	**248,874**	-	-
Compensation expense - US GAAP	**(497,748)**	(52,000)	-
Net loss - US GAAP	**(5,614,609)**	(190,008)	(51,133)
Loss Per Share			
Numerator: Net loss for the period - US GAAP	**(5,614,609)**	(190,008)	(51,133)
Denominator: Weighted-average number of shares - Canadian GAAP	**25,048,434**	15,780,313	13,801,166
Adjustment required - US GAAP (c)	**-**	(546,238)	(546,238)
Weighted average number of shares - US GAAP	**25,048,434**	15,234,075	13,254,928
Basic and diluted loss per share - US GAAP	**0.22**	0.01	0.00
Deficit			
Deficit, end of period - Canadian GAAP	**(9,462,812)**	(7,208,739)	(7,083,318)
Adjustment to deficit for exploration costs expensed - US GAAP (a)	**(3,147,498)**	(35,836)	(23,249)
Compensation expense	**(300,874)**	(52,000)	-
Deficit, end of period - US GAAP	**(12,911,184)**	(7,296,575)	(7,106,567)

Continued...

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	August 31,		
	2003	2002	2001
	$	$	$
Cash Flows			
Cash flows from operating activities - Canadian GAAP	**(1,558,014)**	(296,208)	(4,967)
Exploration costs expensed as incurred - US GAAP (a)	**(3,111,662)**	(35,836)	(4,204)
Exploration costs written off - Canadian GAAP (a)	**-**	23,249	-
Cash flows from operating activities - US GAAP	**(4,669,676)**	(308,795)	(9,171)
Cash flows from investing activities - Canadian GAAP	**(3,154,069)**	(35,836)	(4,204)
Exploration property expensed as incurred - US GAAP (a)	**3,111,662**	35,836	4,204
Cash flows from investing activities - US GAAP	**(42,407)**	-	-
Future income taxes			
Future income taxes - Canadian GAAP	**-**	-	-
Future income tax asset relating to exploration costs expensed as incurred - US GAAP (a)	**1,151,000**	14,000	2,000
Increase in valuation allowance - US GAAP	**(1,151,000)**	(14,000)	(2,000)
Future income taxes - US GAAP	**-**	-	-

(a) Exploration Property

(b) Stock-based Compensation

	August 31		
	2003	2002	2001
	$	$	$
Loss for the year - US GAAP	**(5,614,609)**	(190,008)	(51,133)
Fair value of options issued to employees - US GAAP	**(926,672)**	(474,000)	(156,000)
Pro forma loss - US GAAP	**(6,541,281)**	(664,008)	(207,113)
Pro forma loss per share - US GAAP	**0.26**	0.04	0.02

Continued...

DESERT SUN MINING CORP. Page 19
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

Additionally, Statement of Financial Accounting Standards No. 128: Earnings per Share ("SFAS 128") replaces the presentation of primary earnings per share ("EPS") with a presentation of both basic and diluted EPS for all entities with complex capital structures including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding in the year. Diluted EPS, which reflects the potential dilution that could occur if dilutive securities were converted into common stock, is computed similarly to fully diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be antidilutive. See Notes 6(e) and (g) for a list of stock options and warrants outstanding.

(d) Recent Accounting Pronouncements

Foreign Currency and Hedging

Disposal of Long-Lived Assets and Discontinued Operations

Accounting for Severance and Termination Benefits

Continued...

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp. -- SEC File No. 000-29619

Registrant

Dated: May 20, 2004     By /s/ Stan Bharti

                               Stan Bharti, President/CEO/Director

Dated: May 20, 2004     By /s/ Stephen Woodhead

                               Stephen Woodhead, CFO