Form 20-F/A
period 2003-08-31
DESERT SUN MINING CORP
filed 2004-07-02
CIK 1056086

     OMB APPROVAL

OMB Number: 325-028

Expires: March 31, 2006

Estimated average burden

Hours per response.535.00

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

ANNUAL REPORT FISCAL 2003 ENDED 8/31/2003

AMENDMENT NO. 2

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes xxx   No ___

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Index to Exhibits on Page 68

DESERT SUN MINING CORP.

ANNUAL REPORT FISCAL 2003 ENDED 8/31/2003

AMENDMENT NO. 2

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F/A contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, principally in ITEM #4, “Information on the Company” and ITEM #5, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  These statements may be identified by the use of words like “plan,” “expect,” “aim,” “believe,” “project,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends.  In particular, these include statements about the Company’s strategy for growth, property exploration, mineral prices, future performance or results of current or anticipated mineral production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings.

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

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D.  Risk Factors

Potential Loss of Key Management Personnel could Adversely Effect the Company

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

Conflicts of Interest may Arise as a Result of Management and Directors Being Associated with Other Resource Companies

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

Dilution Potential from the Exercise of Employee/Director/Consultant Options

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

Stock Market Price and Volume Volatility may Result in an Inability to Sell Significant Quantities of Common Shares without a Significant Reduction in the Price of the Common Shares

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  The market price of metals is highly speculative and volatile.  Instability in metal prices may affect the interest in mining properties and the development of production from such properties and may adversely affect the Company’s ability to raise capital to explore existing or new mineral properties.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations.  Stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

Company will Require Additional Financing to Finish Property Exploration/ Development which may result in delays or dilution

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

Company has a History of Losses, and Losses will Continue Unless the Property is Sold or Brought into Profitable Production

The Company has a history of losses: ($2,254,073), ($125,421) and ($38,569) in Fiscal Year 2003/2002/2001.  With recent capital infusions, the Company has sufficient funds to enable Fiscal 2004 operations and administration; however, the Company will require significant additional funding to meet its long-term business objectives.  Capital will need to be available to help maintain and to expand work on the Company’s principal exploration property.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects.  The Company has historically obtained the preponderance of its financing through the issuance of equity.  There is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing and/or loans.  Such losses and the resulting need for external financings could result in losses of investment value.

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

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against the Company or its Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated under the laws of Canada under the Canada Business Corporations Act.  A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada and Brazil.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

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

As a "foreign private issuer”, the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act, which may result in shareholders having less complete and timely data regarding the affairs of the Company and insiders of the Company

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

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

Work by the Company geological staff in the northern part of the Bahia Gold Belt has confirmed that the Serra do Córrego conglomerates which were previously thought to terminate just north of the town of Jacobina extend for a further 45 kilometres along strike to the north.  The total strike length of this prolific formation is thus at least 75 kilometres.  Garimpos have been identified at a number of locations along the new strike extent.  Fuchsite (green mica) is widespread and many areas with iron oxides likely resulting from weathering of pyrite have been identified.  Stream geochemical sampling data from surveys completed by the Bahian Geological Survey indicate that the gold geochemical signature of the northern extension of the Serra do Córrego Formation is very similar to the southern area where the former mines are located.

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

Jacobina Mine Area

The Company commenced exploration in the Jacobina Mine area in September 2002 and at 2/29/2004 had completed 46 holes totaling 12,800 metres to test eight major target areas.  The results have confirmed the excellent potential to expand the known resources at Jacobina as well as outline new zones.  In September 2003, as a result of these encouraging results and the positive feasibility study, the Company announced a major expansion of the exploration program at a cost of US$5 million.  This program, to include 41,500 metres of drilling, will focus on outlining addition reserves in mine areas (João Belo, Itapicuru (Basal Reef) and Canavieiras); testing for extensions to known mineralized zones down-dip and along strike of reserves in mine areas; and targets identified in the Phase I program.

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

Since July 2003, the Company has released five additional sets of drilling results which continue to confirm the potential for a major open pittable resource at Morro do Vento.  The Company is currently carrying out a definition drill program to define sufficient mineralized material upon which to base a pre-feasibility study.

João Belo Sul

Drilling by the Company has identified a major extension of the reef mined at the João Belo Mine, 3 kilometres south of the mine at João Belo Sul.  JBA-292 intersected 3.75 g Au/t over a true width of 14.6 metres at a depth of about 69 metres below surface.  This intersection included a high-grade section of 10.62 g Au/t over 3.6 metres true width.  JBA-293, 450 metres north of this hole, returned 1.69 g Au/t over a true width of 11.4 metres at a depth of about 94 metres below surface with a higher grade section of 3.68 g Au/t over 2.8 metres true width.

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

Dewatering of the Canavieiras mine has been completed and services have been installed for underground drilling which commenced in early December 2003.  A total of 6,500 metres in 36 holes are planned to test major target areas. Only limited slashing and one short cross-cut are required to be completed for drill setups.  The effectiveness of the previous surface drilling at Canavieiras was very limited due to the difficulty of setting up holes to properly test these targets.  Underground access will allow efficient testing of the potential of these zones in a deposit that has historically yielded the highest grade gold ore in the camp.

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

Gold Price US$300/ounce

$R to $US Exchange rate: 3:1

Average Metallurgical Recovery Rate – 96.5%

Cutoff Grade: 1.3 g Au/t

Dilution at 15% at grade estimated from diamond drilling information (0.25 g Au/t to 0.35 g Au/t depending on zone)

Mining recovery includes allowance for pillars

Reserves meet the requirements of SEC’s Industry Guide 7.

In addition to the reserves, the property also contains mineralize material of 659,000 tonnes grading 5.88 g Au/t in the former Canavieiras mine.

The average drill hole spacings, as reported in the report by Micon International in August 2003, which formed the basis for the reserve estimate by Dynatec are as follows:

Joao Belo Area

Proven Reserves are located between drifting on two underground levels and grades are estimated from channel samples from development headings with maximum intervals of 5m, cross cuts every 15m and drill holes every 20m along the drifts.

Probable Reserves are delimited by one underground drift along the strike of the zone with similar sampling/drilling as in the proven reserves.  Below the drift the distance between the drill holes is variable with an average of 130m along strike and 50m vertically.  In the southern extension of the Joao Belo North block the limits are established by a higher drill hole density and the 730 level extension.  In addition, the extensive mine out stopes to the north strongly support probable reserves in this area.

Cuscuz - Basal Reef and Serra do Córrego

Proven Reserves are located between drifting on two underground levels.  Grades are determined from channel samples which are consistently taken for the face of the two on-reef drifts with a maximum interval of 5.0m.

Probable Reserves are defined by a high density of drill holes with a maximum spacing of 50m (Cuscuz - Basal Reef – 50m horizontal by 40m vertical and Serra do Córrego – 25m by 30m vertical).

SNC Lavalin Feasibility Study

In September 2003, the Company announced positive results of the Feasibility Study by SNC-Lavalin Engineers & Constructors that confirmed the economic viability of re-opening the Jacobina Mines.  SNC concluded that the Jacobina Mines could produce 102,500 ounces gold per year at a cash cost of US$189 per ounce beginning in 2005.  The capital cost net of pre-production cash flow was estimated at US$30.7 million with recovered gold including pre-production estimated at 731,000 ounces over the 7 year mine life.  The average operating cost has been estimated to be US$12.89/tonne milled.  The After Tax Internal Rate of Return (IRR) is estimated to be 31% at US$325/oz.

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

The following is taken from the SNC-Lavalin Feasibility Study summary:

Current Condition of Mill

A review of the existing condition of the processing facilities was carried out by SNC-Lavalin as part of the feasibility study in order to assess the magnitude of the proposed physical improvements in plant and equipment, and to gain an appreciation of the physical environment at the site.  The condition of the equipment was observed by SNC-Lavalin and the required repairs, modifications and additions were included in the feasibility cost estimate.

SNC-Lavalin prepared a design criteria and mass balances for the process plant for a throughput of 190 t/h.  Equipment was sized on that basis and the proposed sizes compared to the existing equipment.  Most equipment in the process train was determined by SNC-Lavalin to be adequately sized with some exceptions as noted.  Leach residence time was identified as deficient and a recommendation was made to add additional tanks to the leach train to increase residence time from 16 hours to 24 hours.

The existing tailings transport pipeline from the plant to the tailings impoundment area was determined to be undersized at 150 mm.  Recommendation was made to install a 250 mm HDPE pipeline and use the former tailings line for transport of reclaim water from the tailings pond back to the plant area.  A modern process control system will be installed to measure and control critical processes in the plant. SNC-Lavalin concluded that the existing grinding circuit can operate at 190 t/h and achieve the historical grind size of 80% passing 100 µm while pulling 80% of installed power.

Tailings Containment Facilities

SNC Lavalin estimated the capacity of the existing tailings management facility (TMF) to be 4.5 Mt.  This estimate was based on the existing pond elevation of 632 m and a current maximum storage design elevation of 640 m.  This dam capacity is considered by SNC Lavalin to be adequate for three years of production at the proposed 1.5 Mt/a deposition rate.

As of the second year after starting of the project, it will be necessary to raise the main dam and to build two saddle dams.  Two saddle dams are required at two ground depressions on the north and south sides of the pond.  It is proposed to construct the saddle dams to a height of 660 m.  The main dam height will be raised using cycloned tailings deposited during operations.  The dams will have an impervious cut-off core that will prevent seepage from the pond.  A provision for the costs of performing this work is included in the SNC-Lavalin feasibility study.

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

Cost Estimates and Financial Analysis

Cost estimates and financial analysis prepared by SNC in September 2003 followed methodology and procedures and exercised due care consistent with the intended level of accuracy, using its professional judgment and reasonable care and is thus of the opinion that there is a high probability that actual costs will fall within the specified margin of error. However, no warranty should be implied as to the accuracy of estimates.  SNC expressed no opinion in respect of estimates provided by the Corporation or others.

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

Revenues                                                        US$237,606,000

Capital expenditures                                             US$33,857,000

Sustaining capital and closure costs                              US$5,470,000

Expenses                                                        US$139,956,000

EBITDA                                                          US$ 97,650,000

Net income after taxes                                          US$ 39,211,000

Project estimated internal rate of return (IRR)                          30.0%

Project IRR with tax loss                                                31.3%

Project net present value (NPV) @ 5%                             US$27,964,000

Project NPV @ 7%                                                 US$23,905,000

Project NPV @ 10%                                                US$18,701,000

Project NPV @ 5% with tax loss                                   US$28,373,000

Project NPV @ 7% with tax loss                                   US$24,379,000

Project NPV @ 10% with tax loss                                  US$19,247,000

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

c.  gold price of US$325 per ounce;

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

We believe the 110 kilometre-long Bahia Gold Belt, now owned 100% by the Company, which contains a significant resource on less than 10% of its length, in an area called the Jacobina Mines, is grossly under-explored and has the potential to host significant economic open pit tonnage along its entire length.  We identified five key targets in 2002 for initial exploration.  The first three targets drilled: Serra do Córrego, João Belo Sul, and Morro do Vento, all have produced encouraging results; the other two targets are being drilled.  The Company has six drills active on the Belt and we hope to have up to ten drills on exploration in 2004.  The exploration budget for Calendar 2004 is US$5 million.

The Company’s main goal over the next year is to significantly increase the reserves in the Jacobina mine area.

The Jacobina Mines, part of the Bahia Gold Belt, comprise three separate mines and a processing plant that were in production between 1981 to 1998, when over 700,000 ounces of gold was recovered.  The mines were put on standby due to weak gold prices and lack of capital.

Desert Sun commissioned SNC Lavalin, an internationally recognized engineering firm, to complete a bankable feasibility study at the Jacobina Mines.  The feasibility study established proven and probable reserves to be 10,746,000

Tones at 2.20 grams of gold per tonne containing 758,000 ounces of gold.  The objective of the feasibility was to determine the capital and operating costs to reactivate the existing mines and plant and establish the economics of these mines at a US$325 gold price and using modern mining and processing technologies.  In addition to SNC Lavalin, Dynatec was subcontracted for the mining portion and Micon International reviewed the ore resources.  The results of the feasibility study indicate that the mine can be reactivated for net capital of approximately US$30 million and can produce an average of 106,000 ounces per year at a cash cost of US$189 per ounce.  The cash cost includes all mine development.  The after tax IRR (Internal Rate of Return), using a US$325 gold price, is 31%.  Sensitivities to the price of gold and fluctuations in the local currency (Real) to the US dollar indicate the project is economic even if gold drops to US$280 per ounce and the currency strengthens by 20% from the present exchange rate of three Real to one US dollar.  Our goal for Calendar 2004 is to complete mine construction so that Jacobina Mines are in full production by January 2005.

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

February 29, 2004

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

______________________________________________________________________________

______________________________________________________________________________

Stan Bharti, President and Director of the Company, M. Sc., DIC, P. Eng., C. Eng., brings 25 years experience in the mining, financial and public markets. Mr. Bharti obtained his first degree in Mining Engineering from Moscow, USSR in 1974 and a Master's from the University of London (Royal School of Mines) in 1976. He was also awarded the Diploma for Imperial College (DIC) in 1976.  From 1994 to August 2002, he was Senior Management and a Director of Valencia Ventures Inc.; since August 2002, he has remained a Director of this TSX Venture Exchange listed public company involved with gold production.  Since January 2003, he has been a Director of Admiral Bay Resource Inc., a natural resource exploration company.  Since February 2003, he has been a director of Beartooth Platinum Corporation, a gold/platinum exploration company.

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

 Director = Kalimantan Gold Corporation Limited from June 2002 to present;

 Director = Tournigan Gold Corp. from September 2002 to present;

 Director = GMD Resource Corp. from January 2003 to present; and

 Director = US Gold from January 2000 to present.

A. John Carlesso, VP Corporate Development, has been providing capital markets, corporate finance, and strategic marketing advice to growth-oriented companies, both public and private, across a broad range of sectors for the past nine years.  Prior to joining the Company in 2003, Mr. Carlesso was the director of investor relations for Kasten Chase Applied Research from 2000 to 2003 and worked in investor relations for Tokenhouse Capital and Research from from 1994 to 2000.

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

Gerald P. McCarvill, Chairman and Director of the Company, has over twenty years experience in finance and management.  From 1992 to 1997, he was Director/President/C.E.O. of Repadre Capital Corporation, a TSX Venture Exchange traded mining royalty company.  From 1996 to 2002, he was Chief Executive Officer/President/C.E.O. of McCarvill Corporation, a diversified financial services company.  From 1997 to 2002, he was a director of RTO Enterprises Inc, a TSX Venture Exchange traded public company involved in home entertainment products/appliances/household furniture in Canada.  Since July 2002, he has been the Chairman and a Director of the Company and since February 2003, he has been a Director of Beartooth Platinum Corporation, a gold/platinum exploration company.

Nancy McInerney-Lacombe, Director of the Company, has more than 30 years of domestic and international experience in the financial sector.  Her career has spanned three key areas of the sector including: banking, banking regulation and financial sector restructuring in the developing world.   From 1996 to 2000, she was with Royal Bank of Canada, her last position being Senior Vice President, Product Management; from 1989 to 1994 she was with the Office of the Superintendent of Financial Institutions and held the position of Director from 1992 to 1994.  From 1994 to 1996, she was Financial Sector Specialist for the World Bank.  After voluntarily leaving the Royal Bank of Canada in December 2000, she spent 2001 on sabbatical with her family.  From 2002 to 2003, she was a consultant to the Central Bank of Trinidad & Tobago.  In addition, her educational background includes an MBA from The University of Western Ontario, Richard Ivy School of Business (1980).

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

Tony Wonnacott, Corporate Secretary of the Company, is a corporate securities lawyer who has been called to the Ontario Bar, completed the Canadian Securities Course, obtained a Bachelor of Commerce (cum laude) and a Bachelor of Laws.  From 1999 to 2003, he was an associate in the Corporate Finance department at the law firm, McMillan Binch LLP.  He is presently the Corporate Secretary of Admiral Bay Resources Inc. (since June 2003), Alexis Minerals Corporation (since September 2003), Beartooth Platinum Corporation (since February 2004), Crowflight Minerals Inc. (since June 2003), Largo Resources Ltd. (since September 2003) and Valencia Ventures Inc. (since April 2003).

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

----------------------------------------------------------------------------------

(1)  Options were vested upon granting, with the exception those options granted to Michael Baybak, as described in note 2, which options vested 25% on 7/23/03,

25% vested on 10/23/03, 25% vested on 1/23/04 and 25% vested on 4/23/04.

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

10.E.  Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of all material principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

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

United States Taxation

The following is a brief summary of all material principal United States income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the "Act" and the "Treaty", is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada.  For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares.  The gain or loss will be a capital gain or capital loss if the Company's common shares are a capital asset in U.S. Taxpayer's hands.

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

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Audit Committee consists of three unrelated directors, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  The chair of the Audit Committee, Nancy E. McInerney-Lacombe, is the "audit committee’s financial expert".  She is a senior executive with close to 30 years of domestic and international experience in the financial sector.  Her career has spanned three key areas of the sector including: banking, banking regulation and financial sector restructuring in the developing world.  Ms McInerney-Lacombe's previous roles included Senior Vice President, Royal Bank of Canada; Director, Deposit Taking Institutions, The Office of the Superintendent of Financial Institutions; Financial Sector Specialist for the World Bank and consultant to the Central Bank of Trinidad & Tobago.

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

 Auditor's Report, dated 11/19/2002

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

8.  List of Subsidiaries:

    Incorporated by reference to Form 20-F Annual Reports and Form 6-K’s.

9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16:        No Disclosure Necessary

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a)........92

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code       94

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

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS’ REPORT

To the Directors of Desert Sun Mining Corp.,

We have audited the consolidated balance sheets of Desert Sun Mining Corp. as at August 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the two-year period ended August 31, 2002.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at August 31, 2002 and 2001 and the results of its operations and cash flows for each of the years in the two-year period ended August 31, 2002 in accordance with Canadian generally accepted accounting principles.  As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a basis consistent with that of the previous year.

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

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp. -- SEC File No. 000-29619

Registrant

Dated: June 30, 2004     By /s/ Stan Bharti

                               Stan Bharti, President/CEO/Director

Dated: June 30, 2004     By /s/ Stephen Woodhead

                               Stephen Woodhead, CFO