Form 20-F
period 2003-12-31
DESERT SUN MINING CORP
filed 2004-11-16
CIK 1056086

Unknown;

       OMB APPROVAL

OMB Number: 3325-2288

Expires: March 31, 2007

Estimated average burden

Hours per response.2579.0

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

ANNUAL REPORT FISCAL 2003 ENDED 12/31/2003

   [ ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [ ]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

   [X]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from   8/31/2003 to 12/31/2003

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

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                             57,160,043

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes xxx   No ___

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Index to Exhibits on Page 21

DESERT SUN MINING CORP.

TRANSITIONAL ANNUAL REPORT

FOUR-MONTH FISCAL PERIOD ENDED 12/31/2003

TABLE OF CONTENTS

Introduction                                                                 3

PART I

Item 1.  Identity of Directors, Senior Management and Advisors               4

Item 2.  Offer Statistics and Expected Timetable                             4

Item 3.  Key Information                                                     4

Item 4.  Information on the Company                                          4

Item 5.  Operating and Financial Review and Prospects                        4

Item 6.  Directors, Senior Management and Employees                         18

Item 7.  Major Shareholders and Related Party Transactions                  18

Item 8.  Financial Information                                              18

Item 9.  The Offer and Listing                                              19

Item 10. Additional Information                                             19

Item 11. Quantitative and Qualitative Disclosures About Market Risk         19

Item 12. Description of Securities Other Than Equity Securities             19

PART II

Item 13. Default, Dividend Arrearages and Delinquencies                     19

Item 14. Material Modifications to the Rights of

         Security Holders and Use of Proceeds                               19

Item 15. Controls and Procedures                                            19

Item 16. Reserved                                                           19

Item 16A.  Audit Committee Financial Expert                                 19

Item 16B.  Code of Ethics                                                   19

Item 16C.  Principal Accountant Fees and Services                           19

Item 16D.  Exemptions from the Listing Standards for Audit Committees       19

Item 16E.  Purchases of Equity Securities by the Issuer and

           Affiliated Purchasers                                            19

PART III

Item 17. Financial Statements                                               20

Item 18. Financial Statements                                               20

Item 19. Exhibits                                                           21

Financial Statements                                                        22

INTRODUCTION

Desert Sun Mining Corp. was continued on 3/20/2003 under the Canada Business Corporations Act and is now organized under the laws of Canada.  In this Annual Report, the “Company”, “we”, “our”, and “us”, refer to Desert Sun Mining Corp. and its subsidiaries collectively (unless the context otherwise requires).  Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at 65 Queen Street West, Suite 810, P.O. Box 67, Toronto, Ontario, Canada  M5H 2M5; our telephone number is 416-861-0341.

BUSINESS OF DESERT SUN MINING CORP.

Desert Sun Mining Corp. is a mineral company engaged directly, and indirectly through subsidiaries, in the acquisition and exploration of mineral properties.  The Company's primary property is the Jacobina Mine Property located in the state of Bahia, in northeastern Brazil.  In August 2003, the Company completed a formal bankable/economic/legal feasibility study.  Effective February 2004, the Company changed its financial year end from August 31st to December 31st to coincide with the year end of its subsidiary Jacobina Mineracao e Comercio.  In July 2004, the Company received all operating and environmental permits required to re-start operations at the Jacobina Mine.  In August 2004, the common shares began trading on the American Stock Exchange.  In October 2004, Bruce Humphrey was appointed President, CEO, and Director of the Company.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, principally in ITEM #4, “Information on the Company” and ITEM #5, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  These statements may be identified by the use of words like “plan”, “expect”, “aim,” “believe”, “project”, “anticipate”, “intend”, “estimate”, “will”, “should”, “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends.  In particular, these include statements about the Company’s strategy for growth, property exploration, mineral prices, future performance or results of current or anticipated mineral production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- No Disclosure Necessary ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION

ITEM 4.  INFORMATION ON THE COMPANY

Incorporated by reference to Form 20-F Annual Report for Fiscal Year ended 8/31/2003

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal periods ended 12/31/2003, 8/31/2003, 8/31/2002, and 8/31/2001 should be read in conjunction with the financial statements of the Company and the notes thereto.

Overview

Desert Sun Mining Corp. (“Desert Sun” or the “Company”) was originally incorporated  (Fredonia Oil & Gas Ltd.) under the laws of British Columbia on 5/21/1980.  In 1984, the Company changed its name to Consolidated Fredonia Oil & Gas Ltd., in 1986 to Sun River Gold Corp. and in 1991 to Yellow Point Mining Corp.  On 8/26/1994, the Company changed its name to Desert Sun Mining Corp. and on 3/20/2003, Desert Sun was continued under the Canada Business Corporations Act.  The common shares of Desert Sun began trading on the Toronto Stock Exchange on 7/23/2003 under the trading symbol DSM.  The common shares of Desert Sun began trading on the American Stock Exchange on 8/11/2004 under the trading symbol DEZ.   The common shares are also quoted over-the-counter on the Berlin and Frankfurt Stock Exchanges under the symbol DRT.  Desert Sun is engaged in the acquisition, exploration and development of mineral properties for the purpose of producing precious metals.  The Company’s principal asset is its 100% interest in the Jacobina gold property located in the State of Bahia, in northeastern Brazil.  The Jacobina property is currently at the development stage.

On 1/8/2002, Desert Sun entered into a letter of intent with Valencia Ventures Inc. (formerly William Multi-Tech Inc. and before that William Resources Inc.) (“Valencia”) whereby Valencia agreed to option its Jacobina gold property in Brazil to the Company.  On 5/17/2002, the Company entered into a revised agreement with Valencia, whereby Valencia granted to the Company the option to earn a 51% interest in its wholly owned subsidiary, Jacobina Mineração e Comércio S.A. (“JMC”), which owns the mineral rights, mines and a 3,000 tonne per day plant located on the Jacobina Mine gold property in Brazil.  To earn the 51% interest in JMC, the Company agreed to pay Valencia $25,000 upon the closing of the transaction and spend US$2 million exploring the Jacobina property prior to 12/31/2004.  On 9/2/2002, the Company entered into a Memorandum of Understanding (“MOU”), whereby it could acquire the remaining 49% interest in the mine and related mineral concessions by making an option payment of $100,000 at the time of execution of the MOU and paying a further $5 million within 90 days of earning the initial 51% interest.  In August 2003, the Company acquired and cancelled an outstanding 1.7% Net Smelter Return royalty covering the entire Bahia Gold Belt, which hosts the Jacobina mine.  Desert Sun, on behalf of JMC, paid $200,000 to buy back this royalty.  The purchase price was allocated towards the Company’s earn-in on the property.  In September 2003, Desert Sun confirmed that it had spent the necessary US$2 million in exploration costs and exercised its option to acquire the remaining 49% interest in the Jacobina property from Valencia.

The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares to Valencia at a price of $1.62 per share.  As a result of the exercise of this option, Desert Sun owns 100% of the Jacobina property subject to a 5% net profit interest in favor of a third party and a 1% royalty payable to the Brazilian government.

Following the Annual General Meeting of Shareholders in January 2004, McGovern, Hurley, Cunningham, LLP were named as independent auditors for Fiscal 2004 Ending December 31, 2004.

The Company's last fiscal year has ended on August 31st, however it has changed its yearend to December 31st to match that of its principal subsidiaries in Brazil so its next fiscal yearend will be December 31, 2004.

In July 2004, the Company received all operating and environmental permits required to re-start operations at the Jacobina Mine.  In October 2004, Bruce Humphrey was appointed President, CEO, and Director of the Company.

Outlook

Proceeding in line with the recommendations of the SNC Lavalin Feasibility Study completed in September 2003, Desert Sun’s short-term plans comprise the expansion, refurbishment and re-commissioning of the existing plant at the Jacobina Mine to process 4,200 tonnes per day or 1,512,000 tonnes per year, with mill feed being sourced from the Joao Belo mining area (now referred to as the Jacobina Mine).  The Company is implementing the feasibility study according to the schedule developed by SNC-Lavalin and anticipates full-production rate milling in 2005.

Accounting Standards

Desert Sun follows Canadian generally accepted accounting policies.  In line with accepted industry practice, the Company has adopted the policy of deferring property specific acquisition and exploration costs.  Deferred costs relating to properties that are relinquished, or where continued exploration is deemed inappropriate are written off in the year such assessment is made.  If Desert Sun adopted a policy of expensing all exploration costs, the Company’s asset base, shareholders’ equity, and loss from operations would be materially different.

Effective 9/1/2002, Desert Sun adopted the new CICA standard for accounting for stock-based compensation.  Desert Sun applied the pro forma disclosure provisions of the new standard to options granted to directors, officers and employees on or after 9/1/2002, and applied the fair value method for options granted as compensation for services rendered to the Company other than in the course of employment.  For options granted in fiscal years beginning on or after 1/1/2004 the CICA Handbook now requires that compensation for option awards to employees be recognized in the financial statements at fair value.  The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after 9/1/2003.  Accordingly, a fair value compensation expense would have been recorded for the four months ended 12/31/2003 for awards granted in this period, but for the fact that the options only vested upon receipt of shareholder approval for the revised stock option plan, on 1/21/2004 (see note 5(b) to the financial statements).

Exploration Update

Feasibility Study (completed):

a) The SNC Lavalin Feasibility study confirmed the economics of bringing the Jacobina mine back into production and outlined a proven and probable mineral reserve of 10,746,000 tonnes grading 2.20 g Au/t containing 758,600 ounces of gold.

b) Based on the SNC Feasibility, the mine can be in full production by 2005, producing at about 106,000 ounces per year at an average cash cost of US$189 per ounce.  The Capital Cost (net of preproduction cash flow) is estimated at US$30.7 million; with the After Tax Internal Rate of Return of 39.2% at US$350 per oz. gold price.

Exploration:

a)  The Company’s work to date has outlined an extensive mineralized belt, known as the “Bahia Gold Belt”, which extends over 155 kilometers in strike length and has numerous garimpos (free miner workings).  In September 2003, as a result of this work and the positive feasibility study, Desert Sun initiated a major expansion of the exploration program at a cost of US$5 million.  This program, which includes 41,500 metres of drilling, is focusing on upgrading present inferred mineral resources to indicated mineral resources within the mine area; defining additional inferred mineral resources down-dip and along strike of known resources in mine areas; and expanding drilling on targets outlined earlier at Morro do Vento, Joao Belo Sul, Serra do Córrego and Campo Limpo.

b)  Drilling is in progress at Canavieiras, Joao Belo Sul and Morro do Vento.

c)  Regional exploration is in progress on the major extension to the Serra do Córrego Formation and on the Pindobaçú Outlier area.

d)  Assaying for the program is carried out by Lakefield Geosol, an ISO 9001, 2000 certified laboratory based in Brazil, using fire assay on 50 gram pulps. Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects. Security is maintained at the core logging and sampling facility.

e)  Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific/technical work on the program.

Results of Operations

Four Month Fiscal Period Ended 12/31/2003

On a consolidated basis, Desert Sun recorded a net loss from operations of ($1,042,629) in the four months ended 12/31/2003, or ($0.02), compared with a net loss in the first quarter of Fiscal 2003 ended 11/30/2002 of ($380,000), or ($0.02).  Ongoing general and administration expenses, excluding extraordinary consulting fees, performance bonuses and travel expenses not expected to be repeated, are anticipated to be in the range of $500,000 to $600,000 per quarter.

Management and administrative services, of $381,000 in the four months ended 12/31/2003 (three months ended 11/30/2002: $154,000), included directors’ fees of $12,000 and bonuses paid upon the achievement of important milestones of $180,000.  Also included in the above is $38,000 paid to a company controlled by a director of Desert Sun, for administrative services including the services of the Company’s corporate secretary.  The increase in management costs is in line with the growth in the Company, along with the development of the Jacobina project, with additional staff being added as well as increased time commitments by existing members since work began in earnest in September 2002.

Investor relations and shareholders information, together with Consulting fees, of $175,000 (three months ended 11/30/2002: $28,000) and $247,000 (three months ended 11/30/2002: $42,000) respectively in the four months ended 12/31/2003, relate to a sustained campaign to increase awareness of the Company and its project both in North America and Europe.  Activities included attendance at trade shows, internet based advertising, and reports in the printed media.  A substantial portion of the consulting fees is not expected to reoccur in future quarters.  Consulting fees in 2002 included $42,000, calculated to be the fair value of the options granted to consultants in that period.

Travel and entertainment costs amounting to $121,000 (three months ended 11/30/2002: $65,000) are due principally to the investor relations and financing activities of management as they seek to educate investors about developments at the Company and raise the necessary finance for its ongoing activities.

Office and miscellaneous costs of $104,000, compares favorably with the level of expenditure in the first quarter of Fiscal 2002, of $100,000, especially considering the ongoing expansion of the Toronto office.  Desert Sun shares its premises with other companies that have common directors and as a result, the costs related to the expansion of the Toronto office have been reduced as the Company is reimbursed by these companies for their proportional share of the expenses.

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

We believe the 110 kilometre-long Bahia Gold Belt, controlled 100% by the Company, which contains a significant resource on less than 10% of its length, in an area called the Jacobina Mines, is grossly under-explored and has the potential to host significant economic open pit tonnage along its entire length.  We identified five key targets in 2002 for initial exploration.  The first three targets drilled: Serra do Córrego, João Belo Sul, and Morro do Vento, all have produced encouraging results; the other two targets are being drilled.  The Company has six drills active on the Belt and we hope to have up to ten drills on exploration in 2004.  The exploration budget for Calendar 2004 is US$5 million.

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

The Company has a strong balance sheet with $32 million in cash and no debt as of 12/31/2003.  The capital in the Company will allow us to conduct our exploration and start reactivating the Jacobina Mines.  Between June and December 2004, the Company will require additional capital to complete the construction of the mine.  By 2005, the Company hopes to be in full production and hopes to generate $15 to $20 million in free cash flow per year from the operation.

The key to our success has been a strong board of directors and management team.  Dr. William Pearson, P.Geo., has been instrumental as our VP Exploration and a member of the Board in reinterpreting the exploration potential of the Bahia Gold Belt and major discoveries on the Belt.  In operations, Kurt Menchen, a Brazilian mining engineer, our VP Operations for Brazil, is a 20-year veteran of Jacobina, knows all aspects of the mine, and is excellent at local labor and community relations and dealings with all levels of government.  We have further strengthened our team by acquiring one of the best mining engineers and operators in Brazil today, Peter Tagliamonti, as the Chief Operating Officer and VP Operations for the Company.  Peter has worked in Brazil since 1997 in mining and joined us in March 2004.  He will initially be based in Brazil to manage the construction and startup of Jacobina and will move to Toronto once the mine is at full production.  Peter’s 20 years plus of international hands-on experience in mine operations and mine construction will be invaluable to the Company’s future success as a producer.

In September 2003, the Company exercised its January 2002 option to acquire 100% of the Bahia Gold Belt and the Jacobina Mines, after spending US$2 million on exploration and by paying Valencia Ventures Inc., $5 million in cash and common shares.  This was a major milestone for the Company.

Upon completion of a $2 million equity private placement in late August 2002, the Company undertook a Phase I exploration and drilling campaign.  The objective of this program was to gain further understanding of the Jacobina property, its geology and mineralization.  In Phase I eight areas were selected for drilling; three areas around the existing mines and five areas in extensions of the favorable stratigraphy.  Drilling in Phase I was completed in early January 2003 and comprised 12 holes, totaling 2,250 metres.  Based on the encouraging results of its Phase I program, which indicated that there is extensive gold mineralization over a 10 kilometre strike length, in late March 2003 the Company commenced a Phase II exploration program.  The Phase II program initially included 8,000 metres of diamond drilling, geophysical surveys and regional exploration.

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

Net (Losses) were ($125,421), ($38,569), and ($68,822) for Fiscal 2002/2001/2000, respectively.  The Net Loss per Share was ($0.01), ($0.00), and ($0.01) for Fiscal 2002/2001/2000, respectively.

Liquidity and Capital Resources

Four-Month Fiscal Period Ended December 31, 2003

As at 12/31/2003, Desert Sun had cash and equivalents totaling $31.8 million and no debt.  The Company has not yet begun production on any of its properties, and therefore does not yet have any cash flow from operations.  The principal source of cash for use in operations has been the issue of common shares.

In September 2003, the Company issued 8,115,000 common shares at a price of $1.38 per share for total gross proceeds of $11.2 million pursuant to an underwriting agreement with Sprott Securities Inc., Griffiths McBurney & Partners, Octagon Capital Corporation and Pacific International Securities Inc.

On 11/20/2003 Desert Sun confirmed that it had raised a further $20 million through the issuance of 11,764,707 units at a price of $1.70 per unit.  Each unit consisted of one common share and one-half of one common share purchase warrant.  Each whole warrant is exercisable at a price of $2.50 for a period of five years.  These warrants trade on the Toronto Stock Exchange under the symbol DSM.WT.  The underwriting syndicate for the offering was led by Sprott Securities Inc. and included Griffiths McBurney & Partners and CIBC World Markets Inc.

The proceeds from these offerings are being used to fund the development of the Jacobina project in Brazil and for working capital purposes.

In the four months ended 12/31/2003, Desert Sun invested $6.6 million in the acquisition, exploration and development of the Jacobina property, including $5 million to acquire the remaining 49% interest in the Jacobina property from Valencia Ventures Inc., compared with $438,000 during the first three months of the previous fiscal year.  The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares at a price of $1.62 per share.

Exploration property, plant and equipment may be summarized as follows:

                                                  Expenditure

                                        Balance    during the       Balance

                                      8/31/2003        period    12/31/2003

Acquisition costs                      $325,000    $5,000,000    $5,325,000

Feasibility study expenses              627,000       153,000       780,000

Drilling and assaying                   832,000       282,000     1,114,000

Geological and geophysical              379,000       203,000       582,000

Permitting                               32,000        12,000        44,000

Site labor and consumables              706,000       764,000     1,470,000

Transport, travel and consumables       246,000        81,000       327,000

Mine development                            nil       103,000       103,000

                                     $3,147,000    $6,598,000    $9,745,000

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

US GAAP versus Canadian GAAP

Exploration Stage Property Costs

Exploration property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2 of the 8/31/2003 audited financial statements.  For US GAAP purposes, the Company expenses, as incurred, the exploration costs and option fees relating to unproven mineral properties.  When proven and probable reserves are determined for property and a feasibility study prepared, subsequent exploration and development costs of the property would be capitalized.  The capitalized costs of such properties would then be measured periodically, for recoverability of carrying values.

Non-Cash Compensation Expenses

During Fiscal 2003 Ended 8/31/2003, under Canadian GAAP, the Company applied the intrinsic value-based method of accounting for stock-based compensation awards to employees (including Directors and officers) and accordingly no compensation cost was recognized.  Had stock-based compensation for 1,885,997 options granted to employees under the Plan since 9/9/2002 been determined on the basis of fair value at the date of the grant in accordance with the fair value method of accounting for stock-based compensation, the Company’s pro forma net loss and loss per share for the fiscal year ended 8/31/2003 would have been as follows:

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

	December 31	August 31	August 31	August 31
	2003	2003	2002	2001
Loss for the year - US GAAP	($1,042,629)	($5,614,609)	($190,008)	($ 51,113)
Fair value of options issued to employees - US GAAP	-	(926,672)	(474,000)	(156,000)
Pro forma loss - US GAAP	($1,042,629)	($6,541,281)	($664,008)	($207,113)

Pro forma loss per share - US GAAP	($0.02)	($0.26)	($0.04)	($0.02)

The fair value amounts have been determined using a Black-Scholes option pricing model with the following assumptions used for the years ended 8/31/2003, 8/31/2002 and 8/31/2001:  dividend yield of 0%, expected volatility of 78% in 2003, 144% in 2002 and 116% in 2001, a risk-free interest rate of 4% and an expected life of five years.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Incorporated by reference to Form 20-F Annual Report for Fiscal Year ended 8/31/2003

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

Un-audited Financial Statements

  Four-Month Fiscal Period Ended December 31, 2003

Audited Financial Statements:

  Fiscal Year 2003/2002/2001 Ended August 31st

8.A.7.  Legal/Arbitration Proceedings

Under the agreement to acquire the remaining 49% of the Jacobina Mine, VVI has provided certain indemnities to the Company for liabilities outstanding at the date of acquisition.  These amounts include taxes payable to the Brazilian Federal and State authorities, for which formal refinancing arrangements have now been concluded; liabilities to third parties, which are presently subject to settlement negotiations; as well as labor and health related claims by former employees, which are being contested in court.  Arrangements have been made by VVI to settle all of the past taxes payable, totaling some $1.6 million, over periods of up to 15 years.  A conservative estimate of the claims relating to silicosis, for the period prior to the Company’s acquisition of Jacobina, and for which VVI has indemnified the Company is US$1.6 million.  It is management’s belief that the labor-related claims are substantially without merit and the Company and VVI intend to defend the actions vigorously.

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

ITEM 9.  THE OFFER AND LISTING

ITEM 10.  ADDITIONAL INFORMATION

Incorporated by reference to Form 20-F Annual Report for Fiscal Year ended 8/31/2003

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

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B.  CODE OF ETHICS

Item 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES

Incorporated by reference to Form 20-F Annual Report for Fiscal Year ended 8/31/2003

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

The consolidated financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of McGovern Hurley Cunningham and DeVisser Gray, independent Chartered Accountants, are included herein immediately preceding the audited financial statements.  The four-month fiscal period ended 12/31/2004 is un-audited; however, the Fiscal Years ended 8/312/2003 and 8/31/2002 are audited.

Financial Statements

 Auditor's Report, dated 11/22/2003

 Auditor's Report, dated 11/19/2002

 Consolidated Balance Sheets at 12/31/2003, 8/31/2003 and 8/31/2002

 Consolidated Statement of Shareholders’ Equity through 12/31/2003

 Consolidated Statements of Operations and Deficit

   for the years ended 12/31/2003, 8/31/2003, 8/31/2002, and 8/31/2001 and cumulative from inception on 5/21/1980

 Consolidated Statements of Cash Flows

   for the years ended 12/31/2003, 8/31/2003, 8/31/2002, and 8/31/2001 and cumulative from inception on 5/21/1980

Notes to Consolidated Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

                                                                          Page

1.  Articles of Incorporation/Bylaws as currently in effect:

    Incorporated by reference to Form 20-F Annual Reports and Form 6-K’s

2.  Instruments defining the rights of holders of equity or

      debt securities being registered

       --- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:             No Disclosure Necessary

4.  Material Contracts:

    Incorporated by reference to Form 6-K’s

5.  Foreign Patents:                     No Disclosure Necessary

6.  Earnings Per Share Calculation:      No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary

8.  List of Subsidiaries:

    Incorporated by reference to Form 20-F Annual Reports and Form 6-K’s

9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16:        No Disclosure Necessary

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a)........39

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code       41

14.  Additional Exhibits:

     Incorporated by reference to Form 20-FR Registration Statement and Form 6-K’s

DESERT SUN MINING CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

(Stated in Canadian Dollars)

DESERT SUN MINING CORP.

CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)

	December 31, 2003 (Unaudited)	August 31, 2003 (Audited)	August 31, 2002 (Audited)
Assets

Current
Cash and equivalents	$ 31,795,919	$ 6,832,461	$ 1,735,139
Amounts receivable and prepaid expenses	156,369	68,742	41,313
	31,952,288	6,901,203	1,776,452

Exploration property, plant and equipment	9,745,344	3,147,498	35,836
Equipment	44,649	39,455	-
	41,742,281	10,088,156	1,812,288

Liabilities

Current
Accounts payable and accrued liabilities	52,302	487,632	15,970

Contingency (Note 2(c))

Shareholders' Equity

Share capital (Note 2)	44,718,036	16,952,085	7,132,582
Warrants (Note 3)	7,083,965	1,682,832	-
Special Warrants	-	-	1,872,475
Contributed surplus	393,419	428,419	-
Deficit	(10,505,441)	(9,462,812)	(7,208,739)
	41,689,979	9,600,524	1,796,318
	41,742,281	10,088,156	1,812,288

Responsibility for Financial Statements

The accompanying financial statements for Desert Sun Mining Corp. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied.  The most significant of these accounting principles have been set out in the August 31, 2003 audited financial statements.  Only changes in accounting policies have been disclosed in these financial statements.  These statements are presented on the accrual basis of accounting.  Accordingly, a precise determination of many assets and liabilities is dependent upon future events.  Therefore, estimates and approximations have been made using careful judgement.  Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

See accompanying notes to these consolidated financial statements.

DESERT SUN MINING CORP.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(Stated in Canadian Dollars - Unaudited)

Common Shares	Warrants	Contributed Surplus	Accumulated Deficit	Total
	#	$	$	$	$	$

Balance, August 31, 2001	15,535,818	6,937,867	-	-	(7,083,318)	(145,451)
Private placements	500,000	100,000	-	-	-	100,000
Exercise of stock options	789,290	94,715	-	-	-	94,715
Issuance of special warrants for cash	-	-	-	1,872,475	-	1,872,475
Loss for the period	-	-	-	-	(125,421)	(125,421)
Balance, August 31,2002	16,825,108	7,132,582	-	1,872,475	(7,208,739)	1,796,318
Issuance of special warrants for cash	-	-	-	100,000	-	100,000
Conversion of special warrants	5,000,000	1,419,047	553,428	(1,972,475)	-	-
Private placements	9,246,520	7,694,174	1,212,471	179,545	-	9,086,190
Stock-based compensation	-	-	-	248,874	-	248,874
Exercise of warrants	835,000	433,517	(83,067)	-	-	350,450
Exercise of stock options	961,790	272,765	-	-	-	272,765
Adjustment	66	-	-	-	-	-
Loss for the period	-	-	-	-	(2,254,073)	(2,254,073)
Balance, August 31, 2003	32,868,484	16,952,085	1,682,832	428,419	(9,462,812)	9,600,524
Issued for Jacobina gold property	1,851,852	3,000,000	-	-	-	3,000,000
Private placements	19,879,707	31,198,702	-	-	-	31,198,702
Warrant valuation	-	(5,823,530)	5,823,530	-	-	-
Exercise of warrants	2,240,000	1,218,300	-	-	-	1,218,300
Warrant valuation allocation on exercise of warrants	-	422,397	(422,397)	-	-	-
Exercise of stock options	320,000	200,600	-	-	-	200,600
Stock option valuation allocation on exercise of options	-	35,000	-	(35,000)	-	-
Share issue costs	-	(2,485,518)	-	-	-	(2,485,518)
Loss for the period	-	-	-	-	(1,042,629)	(1,042,629)

Balance, December 31, 2003	57,160,043	44,718,036	7,083,965	393,419	(10,505,441)	41,689,979

See accompanying notes to these consolidated financial statements.

DESERT SUN MINING CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Stated in Canadian Dollars)

	Cumulative from Inception (May 21, 1980) to December 31, 2003	Four months ended December 31, 2003	Year ended August 31, 2003	Year ended August 31, 2002	Year ended August 31, 2001
	(unaudited)	(unaudited)	(audited)	(audited)	(audited)
	$	$	$	$	$
Revenue	-	-	-	-	-

Expenses
Amortization	32,012	2,785	2,952	959	1,599
Consulting fees	675,461	246,957	401,769	26,735	-
Investor relations and shareholders' information	565,807	174,560	389,112	2,117	-
Management and administrative services	1,131,162	381,417	716,745	33,000	-
Office and miscellaneous	3,370,759	103,527	234,748	25,369	28,932
Professional fees	273,585	64,077	118,678	28,307	17,312
Transfer agent, listing and filing fees	226,975	20,190	167,162	15,440	18,288
Travel and entertainment	487,937	121,130	297,705	68,516	586
Write-off of property interests	3,910,160	-	-	23,249	-
Write-off of equipment	168,348	-	-	5,437	-
Forgiveness of amounts payable	(154,741)	-	-	(100,199)	(28,018)
	10,687,465	1,114,643	2,328,871	128,930	38,699

Other
Interest income	(188,649)	(72,014)	(82,442)	(2,414)	(107)
Foreign Exchange	6,625	-	7,644	(1,095)	(23)

Net loss for the period	10,505,441	1,042,629	2,254,073	125,421	38,569

DEFICIT, beginning of period	-	9,462,812	7,208,739	7,083,318	7,044,749

DEFICIT, end of period	10,505,441	10,505,441	9,462,812	7,208,739	7,083,318

Net loss per share - basic and diluted		0.02	0.09	0.01	0.00

Weighted average number of shares outstanding		46,848,118	25,048,434	15,780,313	13,801,166

See accompanying notes to these consolidated financial statements.

DESERT SUN MINING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

	Cumulative from Inception (May 21, 1980) to December 31, 2003	Four months ended December 31, 2003	Year ended August 31,2003	Year ended August 31, 2002	Year ended August 31, 2001
	(unaudited)	(unaudited)	(audited)	(audited)	(audited)
	$	$	$	$	$

Cash Provided by (used in):

OPERATING ACTIVITIES
Loss for the period	(10,505,441)	(1,042,629)	(2,254,073)	(125,421)	(38,569)

Adjustment for non-cash items:
Amortization	454,979	2,785	2,952	959	1,599
Compensation expense (Note 1)	248,874	-	248,874	-	-
Forgiveness of debt	(154,741)	-	-	(100,199)	(28,018)
Write off of property interests	3,910,160	-	-	23,249	-
Write off of equipment	165,552	-	-	5,437	-

Net change in non-cash working capital balances	638,176	(522,957)	444,233	(100,233)	60,021
	(5,242,441)	(1,562,801)	(1,558,014)	(296,208)	(4,967)

INVESTING ACTIVITIES
Exploration property, plant and equipment (net)	(10,205,010)	(3,597,846)	(3,111,662)	(35,836)	(4,204)
Purchase of equipment (net)	(617,172)	(7,979)	(42,407)	-	-
	(10,822,182)	(3,605,825)	(3,154,069)	(35,836)	(4,204)

FINANCING ACTIVITES
Issuance of special warrants	2,208,725	-	100,000	1,872,475	-
Issuance of common shares	45,651,817	30,132,084	9,709,405	194,715	-
	47,860,542	30,132,084	9,809,405	2,067,190	-

CHANGE IN CASH AND EQUIVALENTS for the period	31,795,919	24,963,458	5,097,322	1,735,146	(9,171)
CASH AND EQUIVALENTS, beginning of period	-	6,832,461	1,735,139	(7)	9,164

CASH AND EQUIVALENTS, end of period	31,795,919	31,795,919	6,832,461	1,735,139	(7)

Supplemental Information:
Issuance of shares for property interests	3,442,422	3,000,000	-	-	8,360
Issuance of shares for equipment	49,000	-	-	-	-
Issuance of shares to settle debt	594,582	-	-	-	-
Conversion of special warrants to shares and warrants	2,208,725	-	1,972,475	-	236,250

See accompanying notes to these consolidated financial statements.

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars - Unaudited)

As of and for the four months ended December 31, 2003

1.

SIGNIFICANT ACCOUNTING POLICIES

The management of Desert Sun Mining Corp. ("Desert Sun" or the "Company") has prepared these unaudited financial statements for the four months ended December 31, 2003 in accordance with Canadian generally accepted accounting principles for interim financial statements.  These policies conform, in all material respects, with United States Generally Accepted Accounting Principles ("US GAAP") except as discussed in note 9.  These financial statements should be read in conjunction with the August 31, 2003 audited financial statements.

These unaudited interim financial statements follow the same accounting policies as the August 31, 2003 audited financial statements, except for the following:

Stock - Based Compensation

The CICA Handbook Section 3870 requires that the compensation for option awards to employees be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004.  The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after September 1, 2003.  Accordingly, a fair value compensation expense would have been recorded for the four months ended December 31, 2003 for awards granted in this period, but for the fact that the options only vested upon shareholder approval of the revised stock option plan which was received on January 21, 2004 (see also note 5 (b)).  The expense applicable to the options granted to consultants and the pro forma expense applicable to the options granted to employees during the years ended August 31, 2003, 2002 and 2001 are as follows:

	August 31, 2003	August 31, 2002	August 31, 2001
	$	$	$
Value of options granted to consultants	248,874	26,000	-
Value of options granted to employees	463,336	237,000	78,000

The disclosure in these interim financial statements may not confirm in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited consolidated financial statements.  Operating results for the four months ended December 31, 2003 are not indicative of the results that may be expected for the twelve months to December 31, 2004.

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars - Unaudited)

As of and for the four months ended December 31, 2003

2.

SHARE CAPITAL

a)  Authorized - unlimited common shares without par value

b)  Issued

	Number of Shares	Amount

Beginning balance, August 31, 2003 (audited)	32,868,484	$ 16,952,085
Issued for Jacobina gold property (Note 2(c))	1,851,852	3,000,000
Private placement - gross proceeds (Note 2(d))	8,115,000	11,198,700
Private placement - gross proceeds (Note 2(e))	11,764,707	20,000,002
Warrant valuation (Note 2(e))		(5,823,530)
Exercise of warrants - cash proceeds	2,240,000	1,218,300
Exercise of warrants - warrant valuation allocation		422,397
Exercise of stock options for cash	320,000	200,600
Exercise of stock options - option valuation allocation		35,000
Share issue costs		(2,485,518)

Ending balance, December 31, 2003 (unaudited)	57,160,043	$ 44,718,036

c)  Acquisition of 100% of the Jacobina Mine

In September 2003, Desert Sun exercised its option to acquire the remaining 49% interest of the Jacobina property from Valencia Ventures Inc. ("VVI").  The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares in the capital of the Company to VVI at a price of $1.62 per share.  As a result of the exercise of this option, Desert Sun owns 100% of the Jacobina property subject to a 5% net profit interest in favour of a third party.  To give effect to this acquisition, Desert Sun has acquired a 100% interest in the equity of Jacobina Mineração e Comercia Ltda. ("Jacobina"), the Brazilian company that holds the mining and exploration licenses, fixed property, etc.  See note 6(d).

Under the agreement, VVI has provided certain indemnities to Desert Sun for liabilities outstanding at the date of acquisition.  These amounts include taxes payable to the Brazilian Federal and State authorities, for which formal refinancing arrangements have now been concluded; liabilities to third parties, which are presently subject to settlement negotiations; as well as labour and health related claims by former employees, which are being contested in court.  Arrangements have been made by VVI to settle all of the past taxes payable, totaling some $1.6 million, over periods of up to 15 years.  A conservative estimate of the claims relating to silicosis, for the period prior to the Company’s acquisition of Jacobina, and for which VVI has indemnified Desert Sun is US$1.6 million.  It is management’s belief that the labour related claims are substantially without merit and Desert Sun and VVI intend to defend the actions vigorously.

d)  $11 million private placement

In September 2003, Desert Sun issued 8,115,000 common shares at a price of $1.38 per share for total gross proceeds of $11.2 million pursuant to an underwriting agreement with Sprott Securities Inc., Griffiths McBurney & Partners, Octagon Capital Corporation and Pacific International Securities Inc.  Proceeds from the offering are to be used to fund the development of the Jacobina project in Brazil and for working capital purposes.

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars - Unaudited)

As of and for the four months ended December 31, 2003

2.

SHARE CAPITAL (continued)

e)  $20 million bought deal financing

In November 2003, Desert Sun completed a bought deal financing pursuant to which it raised $20 million through the issuance of 11,764,707 units at a price of $1.70 per unit.  Each unit consisted of one common share and one-half of one common share purchase warrant of Desert Sun.  Each whole warrant will be exercisable at a price of $2.50 and expire on November 20, 2008.  Proceeds from the offering are to be used to fund the development of the Jacobina project in Brazil and for working capital purposes.

The gross proceeds have been prorated to common shares and warrants based on the fair value of each component as follows:  shares - $14,176,470; warrants - $5,823,530.

f)  Compensation options

As part of the private placement on July 22, 2003, 227,272 Compensation Options were issued to the underwriters.  Each Compensation Option entitles the holder to purchase one Compensation Unit at a price of $1.10 per Compensation Unit until July 22, 2005.  Each Compensation Unit consists of one common share of the Company and one half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.35 until July 22, 2005.

3.

WARRANTS

The following summarizes the warrant activity during the four months ended December 31, 2003:

	Number of warrants	Weighted Average Exercise Price
	#	$

Balance, August 31, 2003 (audited)	7,288,260	1.00
Issued	5,882,353	2.50
Exercised	(2,240,000)	0.54

Balance, December 31, 2003 (unaudited)	10,930,613	1.90

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars - Unaudited)

As of and for the four months ended December 31, 2003

3.

WARRANTS (continued)

Summary of warrants outstanding at December 31, 2003:

Expiry Date	Number of Warrants	Exercise Price	Amount (*)
	#	$	$

August 3, 2004	600,000	0.50	108,000
August 18, 2004	2,275,533	1.25	500,617
July 22, 2005	2,172,727	1.35	651,818
November 20, 2008	5,882,353	2.50	5,823,530

	10,930,613	1.90	7,083,965

(*) Black-Scholes Valuation

4.

STOCK OPTIONS

The following summarizes the stock option activity during the four months ended December 31, 2003:

	Number of Options	Weighted Ave. Exercise Price
	#	$

Balance, August 31, 2003 (audited)	3,133,497	0.79
Exercised during the period	(320,000)	0.63
Granted during the period	4,147,499	1.65

Balance, December 31, 2003 (unaudited)	6,960,996	1.31

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars - Unaudited)

As of and for the four months ended December 31, 2003

4.

STOCK OPTIONS (continued)

As of December 31, 2003, the following options to acquire common shares were outstanding:

Expiry Date	Number of Options	Exercisable Options	Exercise Price
	#	#	$

July 11, 2007	677,500	677,500	0.38
September 16, 2007	132,000	132,000	0.40
September 16, 2007	132,000	132,000	0.60
September 16, 2007	132,000	132,000	0.80
February 4, 2008	1,289,997	1,289,997	1.00
April 23, 2008	225,000	225,000	1.00
July 2, 2008	100,000	25,000	1.00
July 23, 2008	75,000	75,000	1.10
July 25, 2008	50,000	12,500	1.35
September 22, 2008	2,150,000	-	1.62
October 21, 2008	400,000	-	1.65
November 17, 2008	50,000	-	1.95
December 11, 2008	185,000	-	1.57
December 22, 2008	1,362,499	-	1.70

	6,960,996	2,700,997	1.31

5.

STOCK OPTION COMPENSATION ADJUSTMENT

a) Vested stock options

During the four months ended December 31, 2003, 4,147,499 stock options were issued to directors, officers and consultants of the Company.  These options will be expensed in the statement of operations and deficit as the options vest.  During the four months ended December 31, 2003, no further options have vested.

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars - Unaudited)

As of and for the four months ended December 31, 2003

5.

STOCK OPTION COMPENSATION ADJUSTMENT (continued)

b)  Stock options not vested

Summary of stock options not vested at December 31, 2003; subject to shareholder approval:

(i)

2,150,000 stock options exercisable at $1.62 and expire September 22, 2008

Expected dividend yield 0%, expected volatility 78%, risk-free interest rate of 4.0% and an expected life of 5 years.  Value assigned to the 2,150,000 stock options was $2,279,000.

(ii)

400,000 stock options exercisable at $1.65 and expire October 21, 2008

Expected dividend yield 0%, expected volatility 78%, risk-free interest rate of 4.0% and an expected life of 5 years.  Value assigned to the 400,000 stock options was $432,000.

(iii)

50,000 stock options exercisable at $1.95 and expire November 17, 2008

Expected dividend yield 0%, expected volatility 78%, risk-free interest rate of 4.0% and an expected life of 5 years.  Value assigned to the 50,000 stock options was $64,000.

(iv)

185,000 stock options exercisable at $1.57 and expire December 11, 2008

Expected dividend yield 0%, expected volatility 78%, risk-free interest rate of 4.0% and an expected life of 5 years.  Value assigned to the 185,000 stock options was $190,550.

(v)

1,362,499 stock options exercisable at $1.70 and expire December 22, 2008

Expected dividend yield 0%, expected volatility 78%, risk-free interest rate of 4.0% and an expected life of 5 years.  Value assigned to the 185,000 stock options was $1,512,374.

The Black-Scholes valuation for the above mentioned stock options will be expensed in the statement of operations as they vest.

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars - Unaudited)

As of and for the four months ended December 31, 2003

6.

RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(a) Management and administrative services expense includes $38,000, which was paid to a company controlled by an officer and director of the Company for administrative services including the services of the Company's corporate secretary.

(b) Desert Sun shares its premises with other companies that have common directors.  Desert Sun is reimbursed by the related companies for their proportional share of the expenses.

(c) An officer and director of the Company is a director of VVI.  See note 2(c).

7.

COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

8.

SUBSEQUENT EVENTS

On February 27, 2004, the Company announced that it intended to change its financial year end from August 31st to December 31st in order to coincide with the year end of its subsidiary, Jacobina Mineração e Comercia ("JMC").  Under Brazilian law, JMC is required to have a year end of December 31st.  As JMC holds a 100% interest in the Jacobina gold mine, the Company's sole project, the Company believes that it would be more cost efficient and in the best interests of shareholders for both companies to have the same financial year end.

The Board of Directors of Desert Sun has approved the change in year end.

The Company intends to implement this change immediately by having a transition year of 16 months, with the last day of the transition year being December 31, 2004.

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars - Unaudited)

As of and for the four months ended December 31, 2003

9.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). The following represents the material adjustments to the consolidated financial statements as at December 31, 2003, August 31, 2003, August 31, 2002 and August 31, 2001 in order to conform to accounting principles generally accepted in the United States ("US GAAP").

	December 31	August 31	August 31	August 31
	2003	2003	2002	2001
	$	$	$	$
ASSETS
Exploration property - Canadian GAAP	9,745,344	3,147,498	35,836	23,249
Less: exploration costs expensed - US GAAP (a)	(3,147,498)	(3,147,498)	(35,836)	(23,249)

Exploration property - US GAAP	6,597,846	-	-	-

OPERATIONS
Net Loss - Canadian GAAP	(1,042,629)	(2,254,073)	(125,421)	(38,569)
Exploration costs expensed - US GAAP (a)	-	(3,111,662)	(35,836)	(12,564)
Exploration costs written off - Canadian GAAP (a)	-	-	23,249	-
Compensation expense - Canadian GAAP	-	248,874	-	-
Compensation expense - US GAAP	-	(497,748)	(52,000)	-

Net loss - US GAAP	(1,042,629)	(5,614,609)	(190,008)	(51,133)

LOSS PER SHARE
Numerator: Net loss for the period - US GAAP	(1,042,629)	(5,614,609)	(190,008)	(51,133)

Denominator: Weighted-average number of shares - Canadian GAAP	46,848,118	25,048,434	15,780,313	13,801,166
Adjustment required - US GAAP (c)	-	-	(546,238)	(546,238)

Weighted-average number of shares under US GAAP	46,848,118	25,048,434	15,234,075	13,254,928

Basic and diluted loss per share - US GAAP	0.02	0.22	0.01	0.00

CONTRIBUTED SURPLUS
Contributed Surplus, end of period, Cdn GAAP	393,419	428,419	-	-
Compensation expense	300,874	300,874	52,000	-
Contributed Surplus, end of period, US GAAP	694,293	729,293	52,000	-

DEFICIT
Deficit, end of period - Canadian GAAP	(10,505,441)	(9,462,812)	(7,208,739)	(7,083,318)
Adjustment to deficit for exploration costs expensed - US GAAP (a)	(3,147,498)	(3,147,498)	(35,836)	(23,249)
Compensation expense	(300,874)	(300,874)	(52,000)	-

Deficit, end of period - US GAAP	(13,953,813)	(12,911,184)	(7,296,575)	7,106,567)

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars - Unaudited)

As of and for the four months ended December 31, 2003

9.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

CASH FLOWS
Cash flows from operating activities - Canadian GAAP	(1,562,801)	(1,558,014)	(296,208)	(4,967)
Exploration costs expensed as incurred - US GAAP (a)	-	(3,111,662)	(35,836)	(4,204)
Exploration costs written off - Canadian GAAP (a)	-	-	23,249	-

Cash flows from operating activities - US GAAP	(1,562,801)	(4,669,676)	(308,795)	(9,171)

Cash flows from investing activities - Canadian GAAP	(3,605,825)	(3,154,069)	(35,836)	(4,204)
Exploration property expensed as incurred - US GAAP (a)	-	3,111,662	35,836	4,204

Cash flows from investing activities - US GAAP	(3,605,825)	(42,407)	-	-

FUTURE INCOME TAXES
Future income taxes - Canadian GAAP	-	-	-	-
Future income tax asset relating to exploration costs expensed as incurred - US GAAP (a)	1,043,000	1,151,000	14,000	2,000
Increase in valuation allowance - US GAAP	(1,043,000)	(1,151,000)	(14,000)	(2,000)

Future income taxes - US GAAP	-	-	-	-

(a)

Exploration Property

Exploration property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2 of the August 31, 2003 audited financial statements.  For US GAAP purposes, the Company expenses, as incurred, the exploration costs and option fees relating to unproven exploration properties. When proven and probable reserves are determined for a property and a feasibility study prepared, subsequent exploration and development costs of the property are capitalized.  The Company received a positive feasibility study for the Jacobina mine in September 2003.  The capitalized cost of the property is measured periodically for recoverability of carrying values.

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars - Unaudited)

As of and for the four months ended December 31, 2003

9.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(b)

Stock-based Compensation

The following pro forma information presents the net loss for the period and the net loss per common share had the Company adopted SFAS 123 for all stock options issued to employees.

	December 31	August 31	August 31	August 31
	2003	2003	2002	2001
	$	$	$	$

Loss for the year - US GAAP	(1,042,629)	(5,614,609)	(190,008)	(51,133)
Fair value of options issued to employees - US GAAP	-	(926,672)	(474,000)	(156,000)

Pro forma loss - US GAAP	(1,042,629)	(6,541,281)	(664,008)	(207,133)

Pro forma loss per share - US GAAP	0.02	0.26	0.04	0.02

The fair value amounts have been determined using a Black-Scholes option pricing model with the following assumptions used for the periods ended August 31, 2003, 2002 and 2001: expected dividend yield of 0%, expected volatility of 78% in 2003, 144% in 2002 and 116% in 2001, a risk-free interest rate of 4% and an expected life of five years.

(c)

Loss per Share

Under Canadian GAAP, shares held in escrow are included in the calculation of loss per share. Under US GAAP, shares held in escrow and which are contingently issuable are excluded from the weighted-average number of shares outstanding until such shares are released for trading.

Additionally, Statement of Financial Accounting Standards No. 128: Earnings per Share ("SFAS 128") replaces the presentation of primary earnings per share ("EPS") with a presentation of both basic and diluted EPS for all entitles with complex capital structures including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding in the year. Diluted EPS, which reflects the potential dilution that could occur if dilutive securities were converted into common stock, is computed similarly to fully diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.  See notes 3,4, and 5.

Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be antidilutive. See Notes 3 and 4 for a list of stock options and warrants outstanding.

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars - Unaudited)

As of and for the four months ended December 31, 2003

9.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(d)

Recent Accounting Pronouncements

As disclosed in Note 12(d) of the August 31, 2003 audited financial statements.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-FT and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp. -- SEC File No. 000-29619

Registrant

Dated: November 10, 2004     By /s/ Bruce Humphrey

                                   Bruce Humphrey, President/CEO/Director

Dated: November 10, 2004     By /s/ Stephen Woodhead

                               Stephen Woodhead, CFO