Form 40-F
period 2004-12-31
DESERT SUN MINING CORP
filed 2005-06-30
CIK 1056086

OMB APPROVAL
OMB Number: 3235-0381
Expires: April 30, 2006
Estimated average burden hours per response: 427

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

[  ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004	Commission File Number: 001-32267

DESERT SUN MINING CORP.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant's name into English (if applicable))

Canada

(Province or other jurisdiction of incorporation or organization)

1000

(Primary Standard Industrial Classification Code Number (if applicable))

N/A

(I.R.S. Employer Identification Number (if applicable))

65 Queen Street West, Suite 810

Toronto, ON, Canada M5H 2M5

(416) 861-0341

(Address and telephone number of Registrant's principal executive offices)

Al Korelin

A.B. Korelin & Associates

108 S.E. 124th Ave

Vancouver, WA 98684

(360) 891-7114

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered
None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[ X ] Annual information form                       [ X ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

The number of shares outstanding of the issuer's common shares as of December 31, 2004 was 73,175,929.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes [   ]    82-___________   NO [ X ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [ X ]                       NO [   ]

SEC 2285  (3-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F.

A.

Annual Information Form for the Financial Period ended December 31, 2004;

B.

Audited Annual Financial Statements for the sixteen-month period ended December 31, 2004;

C.

Management Discussion and Analysis of the sixteen-month period ended December 31, 2004;

D.

Information Circular dated as of March 7, 2005;

E.

Code of Conduct for Officers, Directors and Employees.

EXPLANATORY NOTE

The Company is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Exchange Act on Form 40-F.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  Accordingly, the Company’s equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. In particular, all mineral resource and reserve estimates included in this report and the documents incorporated herein by reference are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 as they may be amended from time to time by the CIM. CIM standards differ significantly from the requirements adopted by the United States Securities and Exchange Commission (the “Commission”) in Industry Guide 7. As such, information contained or incorporated in this report regarding mineralization and resources may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission. “Mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards.  Accordingly, the financial statements of the Company included in this report may not be comparable to financial statements of United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in Note 18 to the Company’s audited consolidated financial statements included as an exhibit to this annual report.

FORWARD LOOKING STATEMENTS

This report contains forward-looking statements concerning anticipated developments in the operations of the Company in future periods, planned exploration and development activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Renewal Annual Information Form of the Company included in this report.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report.  Based upon that evaluation, the President and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in the Company’s periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no significant change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Code of Ethics and Conduct for Officers, Directors and Employees

The Company has adopted a Code of Conduct for its Officers, Directors, and Employees. A copy of the Code has been filed as an exhibit to this Annual Report.

Corporate Governance Guidelines

The Company has adopted Corporate Governance Guidelines and established a Corporate Governance Committee of unrelated directors. The Committee currently consists of chair Peter Bojtos, Nancy E. McInerney-Lacombe and Ken Taylor. A copy of the Guidelines is included in the Company’s Management Information Circular dated March 7, 2005 which has been filed as an exhibit to this Annual Report.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Audit Committee consists of three unrelated directors, all of whom are financially literate and very knowledgeable about the Company’s affairs.  The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy / procedure.  The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting. A copy of the Audit Committee Charter is included in the Company’s Management Information Circular dated March 7, 2005 which has been filed as an exhibit to this Annual Report. The Company’s audit committee currently consists of Nancy McInerney-Lacombe, Peter Bojtos, and Kenneth Taylor.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees, including reimbursements for expenses, for professional services rendered by McGovern Hurley Cunningham paid in the years ended December 31, 2004 and 2003 are detailed in the following table:

	Year ended December 31, 2004	Year Ended December 31, 2003

Audit Fees	$12,000	$29,015
Audit Related Fees	$nil	$3,100
Tax Fees	$4,400	$2,500
All Other Fees	$17,900	$nil

TOTAL	$34,300	$34,615

Audit Fees were for professional services provided by McGovern Hurley for the audit of the Company’s annual financial statements.

Audit Related Fees were for assurance and related services related to the performance of the audit or review of the annual financial statements that are not reported under “Audit Fees” above.

Tax Fees were for tax compliance, tax advice and tax planning professional services. These services include tax compliance, review of tax returns, and tax planning and advisory services relating to domestic and international taxation.

All Other Fees consisted of fees not included in the above categories, including review of statutory and regulatory filings.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no Off-balance Sheet Arrangements.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Discussion and disclosure of the Company’s contractual obligations is contained on Page 13 of the Management Discussion and Analysis for the year ended December 31, 2004 which has been filed as an exhibit to this Annual Report.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company is filing concurrently with this annual report a written consent to service of process and power of attorney on Form F-X.  Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referring the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated the 28th day of June, 2005.

DESERT SUN MINING CORP.

(Registrant)

   /s/ Bruce Humphrey

Signed:  ______________________________

Bruce Humphrey

President and CEO

INDEX OF EXHIBITS

1.

Annual Information Form for the Financial Period ended December 31, 2004;

2.

Audited Annual Financial Statements for the sixteen-month period ended December 31, 2004;

3.

Management Discussion and Analysis of the sixteen-month period ended December 31, 2004;

4.

Information Circular dated as of March 7, 2005;

5.

Code of Conduct for Officers, Directors and Employees.

6.

Consent of McGovern, Hurley, Cunningham, LLP, independent auditors.

31.1

Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2

Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1

Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2

Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.